As filed with the Securities and Exchange
Commission on January 2, 2004

Registration No. _____
Registration No. 811-9026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. _____	[ ]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ ]
Amendment No. 14	[X]

(Check appropriate box or boxes.)

Separate Account U
(Exact Name of Registrant)

ING USA Annuity and Life Insurance Company
(Name of Depositor)

1475 Dunwoody Drive
West Chester, PA 19380-1478
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (610) 425-3400

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, Hartford, Connecticut 06156
(860) 723-2229
(Name and Address of Agent for Service)

cc: Kimberly S. Smith, Deputy General Counsel
ING Americas (U.S. Legal Services)
1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478
(610) 425-3427

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities being Registered: SpectraDirect Individual and Group Flexible Premium Deferred Variable Annuity Contracts

PART A
INFORMATION REQUIRED IN A PROSPECTUS

The SpectraDirect Fixed and Variable Annuity Contract
issued by
Separate Account U (formerly known as United Life & Annuity Separate Account One)
and
ING USA Annuity and Life Insurance Company
January 2, 2004

This prospectus describes the SpectraDirect Fixed and Variable Annuity Contract, an individual and group flexible premium deferred variable contract issued by ING USA Annuity and Life Insurance Company ("ING USA," "the "Company," "us" or "we"). Prior to January 1, 2004, the Contract was issued by United Life & Annuity Insurance Company ("ULA"). (See "Other Information -- ING USA" for information about the merger of ULA with and into ING USA.) We do not currently offer this Contract for sale to new purchasers.

The annuity has 34 investment options -- the Portfolios listed below, a one year Fixed Account option and the Interest Adjustment Account.

AIM Variable Insurance Funds, Inc.
AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I) [i]
AIM V.I. Diversified Income Fund (Series (I)
AIM V.I. Growth Fund (Series I)
AIM V.I. International Growth Fund (Series I) [ii]

The Alger American Fund
Alger American Growth Portfolio (Class O Shares)

Dreyfus Stock Index Fund (Initial Shares)

Dreyfus Variable Investment Fund
Growth and Income Portfolio (Initial Shares)

Federated Insurance Series
Federated American Leaders Fund II (Primary Shares)
Federated High Income Bond Fund II (Primary Shares)
Federated Prime Money Fund II (Primary Shares)
Federated Capital Income Fund II (Primary Shares) [iii]
Federated Fund for U.S. Government Securities II (Primary Shares)

ING Investors Trust [iv]
ING International Portfolio (Service Class) [v]

MFS® Variable Insurance Trust℠
MFS Emerging Growth Series (Initial Class)
MFS Investors Trust Series (Initial Class) [vi]
MFS Research Series (Initial Class)
MFS Total Return Series (Initial Class)
MFS Utilities Series (Initial Class)

The Universal Institutional Funds, Inc. [vii]
Emerging Markets Debt Portfolio (Class I)
Equity Growth Portfolio (Class I)
Global Value Equity Portfolio (Class I) [viii]
High-Yield Portfolio (Class I)
Value Portfolio (Class I)

Neuberger Berman Advisers Management Trust
AMT Guardian Portfolio (I Class Shares)
AMT Limited Maturity Bond Portfolio (I Class Shares)
AMT Mid-Cap Growth Portfolio (I Class Shares)
AMT Partners Portfolio (I Class Shares)

Scudder Variable Series I [ix]
Money Market Portfolio
International Portfolio (Class A)

Van Eck Worldwide Insurance Trust
Worldwide Hard Assets Fund

Credit Suisse Trust [x]
Global Post-Venture Capital Portfolio [xi]

i Prior to May 1, 2001, AIM V.I Core Equity Fund was known as AIM V.I. Growth and Income Fund.
ii Prior to May 1, 2000, AIM V.I. International Growth Fund was known as AIM V.I. International Equity Fund.
iii Prior to May 1, 2003, Federated Capital Income Fund II was known as Federated Utility Fund II.
iv Prior to May 1, 2003, ING Investors Trust was known as The GCG Trust.
v Prior to May 1, 2003, ING International Portfolio was known as The GCG Trust International Equity Series.
vi Prior to May 1, 2001, MFS Investors Trust Series was known as MFS Growth With Income Series.
vii On December 1, 1988, Morgan Stanley Universal Funds, Inc. changed its name to Morgan Stanley Dean Witter Universal Funds, Inc. Effective May 1, 2000, Morgan Stanley Dean Witter Universal Funds, Inc. changed its name to The Universal Institutional Funds, Inc.
viii Prior to May 1, 2001, Global Value Equity Portfolio was known as Global Equity Portfolio.
ix Prior to May 1, 2001, Scudder Variable Series I was known as Scudder Variable Life Investment Fund.
x Effective December 12, 2001, Warburg Pincus Trust changed its name to Credit Suisse Trust.
xi Prior to May 1, 2000, Global Post-Venture Capital Portfolio was known as Post-Venture Capital Portfolio.

Please read this prospectus before investing and keep it for future reference. It contains important information about the SpectraDirect Fixed and Variable Annuity Contract that you should know before investing.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated January 2, 2004. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is legally a part of this prospectus. The Table of Contents of the SAI is found on the last page of this prospectus. For a free copy of the SAI or if you have any questions about your Contract or need more information, call us at (800) 366-0066 or write to our Customer Service Center at: P.O. Box 9271, Des Moines, Iowa 50306-9271. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC.

The Contracts:

- **are not bank deposits**
- **are not federally insured**
- **are not endorsed by any bank or government agency**
- **are not guaranteed and may be subject to loss of principal**

The SEC has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Table of Contents

Glossary of Terms

We have tried to make this prospectus as understandable for you as possible. We have identified some of the technical terms used in this prospectus. To help you understand these terms, we have defined them below.

Accounts: The Portfolios, the Fixed Account and each Guarantee Period of the Interest Adjustment Account.

Accumulation Phase: Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase.

Accumulation Unit: The unit of measurement we use to keep track of the value of your Contract during the Accumulation Phase.

Annuitant: The natural person on whose life we base Annuity Payments.

Annuity Options: You can choose among income plans for your Annuity Payments. These are referred to as Annuity Options.

Annuity Payments: You can receive regular income payments from your Contract. These are referred to as Annuity Payments.

Beneficiary: The person or entity you name to receive any death benefits.

Contract: An individual contract and the certificate issued to participants under a group contract.

Fixed Account: An investment option within our general account.

Guarantee Periods: The periods for which interest rates are credited in the Interest Adjustment Account or the Fixed Account.

Income Date: You can choose the month and year in which Annuity Payments will begin. This is referred to as the Income Date.

Income Phase: The period during which we make Annuity Payments to you or someone you name to receive them.

Interest Adjustment Account: An investment option within our general account where we guarantee the rate of interest for a specified period (a Guarantee Period).

Joint Owner: The Contract can be owned by you and your spouse (the Joint Owner).

Owner: The person or entity entitled to ownership rights under a Contract.

Non-Qualified: If you do not purchase the Contract under a qualified plan, your Contract is referred to as a Non-Qualified Contract.

Portfolio: The variable investment options available under the Contract. Each Portfolio has its own investment objective.

Purchase Payment: The money you give us to buy the Contract.

Qualified: If you purchase the Contract under a qualified plan, it is referred to as a Qualified Contract (examples: individual retirement annuities, tax-sheltered annuities, and pension and profit-sharing plans).

Tax Deferral: Tax deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

Summary

The following information is a summary of some of the more important features of your annuity Contract. More detailed information is contained in the corresponding sections of this prospectus.

The SpectraDirect Fixed and Variable Annuity Contract. This prospectus describes individual and group fixed and variable deferred annuity contracts and certificates (together referred to as the "Contract"). The Contract issued by ING USA is a contract between you, the owner, and ING USA, an insurance company. Prior to January 1, 2004, the Contract was issued by ULA. (See "Other Information -- ING USA" for information about the merger of ULA with and into ING USA.) The Contract provides a means for investing on a Tax-Deferred basis in the Portfolios, the Fixed Account and the Interest Adjustment Account.

The SpectraDirect Fixed and Variable Annuity Contract is designed for people seeking long-term Tax Deferred accumulation of assets, generally for retirement or other long-term purposes. The Tax Deferred feature is most attractive to people in high federal and state income tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

You may invest in the Fixed Account, the Interest Adjustment Account or the following Portfolios:

AIM Variable Insurance Funds, Inc.
AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
AIM V.I. Diversified Income Fund (Series (I)
AIM V.I. Growth Fund (Series I)
AIM V.I. International Growth Fund (Series I)

The Alger American Fund
Alger American Growth Portfolio (Class O Shares)

Dreyfus Stock Index Fund (Initial Shares)

Dreyfus Variable Investment Fund
Growth and Income Portfolio (Initial Shares)

Federated Insurance Series
Federated American Leaders Fund II (Primary Shares)
Federated High Income Bond Fund II (Primary Shares)
Federated Prime Money Fund II (Primary Shares)
Federated Capital Income Fund II (Primary Shares)
Federated Fund for U.S. Government Securities II (Primary Shares)

ING Investors Trust
ING International Portfolio (Service Class)

MFS® Variable Insurance Trust^SM
MFS Emerging Growth Series (Initial Class)
MFS Investors Trust Series (Initial Class)
MFS Research Series (Initial Class)
MFS Total Return Series (Initial Class)
MFS Utilities Series (Initial Class)

The Universal Institutional Funds, Inc.
Emerging Markets Debt Portfolio (Class I)
Equity Growth Portfolio (Class I)
Global Value Equity Portfolio (Class I)
High-Yield Portfolio (Class I)
Value Portfolio (Class I)

Neuberger Berman Advisers Management Trust
AMT Guardian Portfolio (I Class Shares)
AMT Limited Maturity Bond Portfolio (I Class Shares)
AMT Mid-Cap Growth Portfolio (I Class Shares)
AMT Partners Portfolio (I Class Shares)

Scudder Variable Series I
Money Market Portfolio
International Portfolio (Class A)

Van Eck Worldwide Insurance Trust
Worldwide Hard Assets Fund

Credit Suisse Trust
Global Post-Venture Capital Portfolio

The Portfolios are fully described in the attached Portfolio prospectuses. You can make or lose money in the Portfolios depending upon market conditions and the performance of the Portfolio(s) you select.

The Fixed Account offers an interest rate that is guaranteed by us. You can also invest in the Interest Adjustment Account, which is an option within our general account where we guarantee a specific rate of interest for certain Guarantee Periods. There are currently three Guarantee Periods available -- 3, 5 and 7 years. If you withdraw or transfer money from the Interest Adjustment Account prior to the end of the selected Guarantee Period, it may be subject to an interest adjustment.

Currently, there are thirty-four (34) investment options (which include each Portfolio, the fixed account and the Interest Adjustment Account). You may select to put your money in up to ten (10) of these Options at any time.

Annuity Payments (The Income Phase). You can receive monthly Annuity Payments from your Contract by selecting an Annuity Option. During the Income Phase, payments will come from the Fixed Account.

How To Purchase A Contract. The Contract is no longer available for sales to new purchasers, but existing Owners and Joint Owners can continue to own the Contract, make additional Purchase Payments and exercise all other rights under the Contract. You can add $500 (or $100 if you use the automatic premium check option) or more any time you like during the Accumulation Phase. Your registered representative can help you fill out the proper forms.

Expenses. The Contract has insurance features and investment features, and there are costs related to each.

*   If you select Death Benefit Option 1 (Enhanced Death Benefit Rider), the annual insurance charges total 1.67% of the average daily value of your Contract allocated to the Portfolios. If you select Death Benefit Option 2 (Standard Death Benefit), the annual insurance charges total 1.40% of the average daily value of your Contract allocated to the Portfolios.

*   Each year we also deduct a $30 contract maintenance charge from your Contract. ING USA currently waives this charge if the value of your Contract is at least $75,000.

*   There are also annual Portfolio charges which range from 0.27%% to 1.40% of the average daily value of the Portfolio, depending upon the Portfolio(s) you invest in.

*   You can transfer between Accounts up to 12 times a year without charge. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

*   If you make a withdrawal from the Contract, ING USA may assess a contingent deferred sales charge (withdrawal charge) which ranges from 8.5% to 0% depending upon how long ING USA has had your payment. Under certain circumstances, you can make a partial withdrawal without incurring a contingent deferred sales charge.

*   ING USA may assess a state premium tax charge which ranges from 0% - 4.0% (depending upon the state).

Taxes. Your earnings are generally not taxed until you take them out. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59½ when you take money out, you may be charged a 10% federal tax penalty on the taxable amounts withdrawn. Payments during the Income Phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the Contract is tax-qualified, the entire payment may be taxable. There are restrictions on when you can withdraw from a Qualified plan known as a 403(b) plan (or tax-sheltered annuity).

Withdrawals. You may make a withdrawal at any time during the Accumulation Phase. Any partial withdrawal must be for at least $500 (unless it is made under the Systematic Withdrawal Program). You may request a withdrawal or elect the Systematic Withdrawal Program. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

Death Benefit. If you die during the Accumulation Phase, the person you have selected as your Beneficiary will receive a death benefit. The death benefit that the Beneficiary will receive will be the death benefit you selected (Option 1 or Option 2).

Other Information

Free Look/Right to Examine. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a contingent deferred sales charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. (Some states require that we return your Purchase Payment.)

No Probate. In most cases, when you die, your Beneficiary will receive the death benefit without going through probate.

Additional Features. The Contract offers additional features which you might be interested in. These include:

Dollar Cost Averaging Program -- You can arrange to have a regular amount of money automatically transferred from the Scudder Money Market Portfolio or the one year Fixed Account to one or more selected Portfolios monthly, quarterly or semi-annually, theoretically giving you a lower average cost per unit over time than a single one time purchase. However, there are no guarantees that this will take place.

Rebalancing Program -- ING USA will automatically readjust your money among the Portfolios to maintain your specified allocation mix. This can be done quarterly, semi-annually or annually if the value of your Contract is at least $5,000.

Systematic Withdrawal Program -- You can elect to receive periodic payments from your Contract. Of course, you may have to pay taxes on the money you receive.

Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, or transferring or withdrawing money from your Contract.

Contract Owner Transaction Fees and Charges. The following table describes the fees and expenses that you will pay at the time you buy the Contract, make a complete or partial withdrawal or transfer the value of your Contract between investment options. State premium taxes may also be deducted.

Contingent Deferred Sales Charge (as a percentage of purchase payments)	8.5% [1]
Transfer Fee	The lesser of $25 or 2% of the amount transferred. [2]

Periodic Fees and Expenses. The next table describes the fees and expenses that you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses.

Annual Contract Maintenance Charge …………………………..... $30 [3]

Separate Account Annual Expenses for Contracts with Death Benefit Option 1 (Enhanced Death Benefit Rider) *(as a percentage of average daily net asset value)*

Mortality and Expense Risk Charge …………..….……..……	1.52%
Administrative Charge ………………………….…………	.15%
Total Separate Account Annual Expenses …………………...	1.67%

Separate Account Annual Expenses for Contracts with Death Benefit Option 2 (Standard Death Benefit) *(as a percentage of average daily net asset value)*

Mortality and Expense Risk Charge ………………………...	1.25%
Administrative Charge ………………………….…………	.15%
Total Separate Account Annual Expenses …………………...	1.40%

Portfolio Fees and Expenses. The following table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time you own the Contract. The minimum and maximum expenses listed below are for the year ended December 31, 2002 and do not take into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	**Maximum**
Total Annual Portfolio Operating Expenses [4] (expenses that are deducted from Portfolio assets, including management fees and other expenses) [5]...	0.27%	1.40%

1. The contingent deferred sales charge decreases each year to 0% after the ninth contract year following receipt of the premium payment. Under certain circumstances you can make a withdrawal without incurring the contingent deferred sales charge.
2. ING USA does not assess a transfer charge on the first 12 transfers made each contract year. ING USA will not count transfers that are part of the Dollar Cost Averaging or Rebalancing programs when determining the number of transfers made each contract year.
3. ING USA will not assess the annual contract maintenance charge if the value of the Contract is $75,000 or more at the time the charge is to be deducted. However, if you make a complete withdrawal, ING USA will deduct the annual contract maintenance charge.
4. The minimum and maximum total operating expenses charged by a Portfolio including applicable expense reimbursement or fee waiver arrangements would be 0.27% to 1.40%.
5. The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

Examples. These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction fees and expenses, Contract fees, separate account annual expenses and Portfolio fees and expenses.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Portfolios. The Examples do not takes into account any reductions in Portfolio fees and expenses from reimbursement or waiver of expenses.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Death Benefit Option 1 (Enhanced Death Benefit Rider)

	Time Periods			
	1 Year	**3 Years**	**5 Years**	**10 Years**
If you make a complete withdrawal of your Contract at the end of each time period ………………..........................	$1,181	$1,862	$2,568	$3,430
If you do not make a complete withdrawal of your Contract or if you apply the Contract value to an Annuity Option………..	$315	$963	$1,635	$3,430

Death Benefit Option 2 (Standard Death Benefit)

	Time Periods			
	1 Year	**3 Years**	**5 Years**	**10 Years**
If you make a complete withdrawal of your Contract at the end of each time period ………………..........................	$1,156	$1,789	$2,449	$3,176
If you do not make a complete withdrawal of your Contract or if you apply the Contract value to an Annuity Option………………...	$288	$883	$1,504	$3,176

The annual expenses of the Portfolios and the examples are based on data provided by the respective fund groups for the 2002 fiscal year. Future expenses may be greater or less than those shown. We have not independently verified such data.

*   The assumed average contract size is $25,000.

*   The $30 contract maintenance charge is reflected in the examples as .0005%.

*   Premium taxes are not reflected. They may apply.

*   *The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.*

See the Appendix for Accumulation Unit Values (Condensed Financial Information).

The SpectraDirect Fixed and Variable Annuity Contract

This prospectus describes individual and group fixed and variable deferred annuity contracts and certificates (together referred to as the "Contracts") offered by ING USA.

An annuity is a contract between you, the owner, and an insurance company (in this case ING USA), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments, beginning on a designated date that is at least three years in the future.

Like all deferred annuity contracts, your Contract has two phases: the Accumulation Phase and the Income Phase. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. During the Accumulation Phase, your earnings accumulate on a Tax-Deferred basis and are based on the investment performance of the Portfolio(s) you selected and/or the interest rate earned on the money you have in the Fixed Account and the Interest Adjustment Account. During the Accumulation Phase, the earnings are taxed as income only when you make a withdrawal. The Income Phase occurs when you begin receiving regular payments from your Contract. The amount of the payments you may receive during the Income Phase depends, in part, upon the amount of money you are able to accumulate in your Contract during the Accumulation Phase.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you take money out of your Contract.

The Contract is called a variable annuity because you can choose among the available Portfolios and, depending upon market conditions, you can make or lose money in any of these Portfolios. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the Portfolio(s) you select. The Annuity Payments you will receive during the Income Phase will come from the Fixed Account.

The Contract contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed by ING USA. There is a one year Guarantee Period available for the Fixed Account. ING USA guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with our other general assets. If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in part upon the total interest credited to your Contract.

The Contract also has an Interest Adjustment Account with three Guarantee Periods currently available: 3 years, 5 years and 7 years. Each allocation to a Guarantee Period locks in a fixed annual interest rate declared by ING USA. If you make a withdrawal, transfer or apply your Contract value to an Annuity Option of amounts you have allocated to a Guarantee Period prior to the end of that Guarantee Period, it may be subject to an interest adjustment.

We may make changes to your Contract in order to comply with applicable law.

Owner. The SpectraDirect Fixed and Variable Annuity is a group deferred annuity contract. A group contract is issued to a contract holder, for the benefit of the participants in the group. You are a participant in the group and will receive a certificate evidencing your ownership. You, as the Owner of a certificate, are entitled to all the rights and privileges of ownership. In some states an individual fixed and variable deferred annuity contract is issued instead, which is identical to the group contract described in this prospectus except that it is issued directly to the Owner. As used in this prospectus, the term Contract refers to your certificate or individual contract. The Owner is as designated at the time the Contract is issued, unless changed.

You may change Owners at any time prior to the Income Date. This may be a taxable event. You should consult with your tax adviser before doing this.

Joint Owner. The Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Owner. Upon the death of either Joint Owner, the surviving spouse will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated. Unless otherwise specified, if there are Joint Owners, both signatures will be required for all transactions except telephone transfers.

Annuitant. The Annuitant is the person whose life we look to when we make Annuity Payments. You choose the Annuitant at the time the Contract is issued. You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation). Any change of Annuitant is subject to our underwriting rules then in effect. On or after the Income Date, the Annuitant will include any Joint Annuitant.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

Assignment. You can assign the Contract at any time during your lifetime. ING USA will not be bound by the assignment until it receives the written notice of the assignment. ING USA will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, there may be limitations on your ability to assign the Contract.

Annuity Payments (The Income Phase)

Income Date

You can receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be at least three years after you buy the Contract. The Income Date may not be later than when the Annuitant reaches age 85 or 10 years after the Contract is issued for Annuitants older than 75.

We ask you to choose your Income Date when you purchase the Contract. You can change it at any time before the Income Date with thirty (30) days notice to us.

Annuity Payments

* You (or someone you designate) will receive the Annuity Payments.

* Annuity Payments are paid in monthly installments.

* Annuity Payments will be made on a fixed basis only (which means they will come from the Fixed Account and will not be based on the investment performance of the Portfolios).

* If the value of your Contract to be applied to an Annuity Option is less than $2,000, we reserve the right to pay you a lump sum amount instead of Annuity Payments. Also, if the Annuity Payments would be or become less than $200, we reserve the right to reduce the frequency of payments so that they will be at least $200.

Annuity Options

You can also choose among income plans. We call those Annuity Options. You can choose one of the following Annuity Options or any other Annuity Option you want and that ING USA agrees to provide. If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option B which provides a life annuity with 120 monthly payments guaranteed. Prior to the Income Date, you can change the Annuity Option. Any change must be requested at least thirty (30) days prior to the Income Date. After Annuity Payments begin, you cannot change the Annuity Option.

Option A. *Life Annuity.* Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

Option B. *Life Annuity.* With 60, 120, 180 or 240 Monthly Payments Guaranteed. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. However, if, when the Annuitant dies, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you for the rest of the guaranteed period. If you do not want to receive Annuity Payments, you can ask us for a single lump sum.

Option C. *Joint And Survivor Annuity.* Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the joint Annuitant continues to live. The monthly Annuity Payments will end when the last surviving Annuitant dies.

How to Purchase a Contract

Purchase Payments

A Purchase Payment is the money you give us to buy the Contract. The following are the Purchase Payment requirements:

*   The minimum payment ING USA will accept is $5,000 when the Contract is bought as a Non-Qualified Contract.

*   If the Contract is bought as a Qualified Contract, the minimum payment we will accept is $2,000. This requirement may be waived if you buy this Contract as part of an IRA (Individual Retirement Annuity) or 403(b) plan.

*   We may also waive the minimum Purchase Payment requirements if you select the automatic premium check option.

*   The maximum amount we will accept without our prior approval is $500,000.

*   You can make additional Purchase Payments of $500 (or as low as $100 if you have selected the automatic premium check option) or more to either type of Contract.

*   We reserve the right to reject any Purchase Payment or application.

At the time you buy the Contract, you and the Annuitant cannot be older than 85 years old for a Non-Qualified Contract and 75 years old for a Qualified Contract.

ING USA is no longer offering the Contract for sale to new purchasers.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your Purchase Payment to the Fixed Account, one or more Guarantee Periods of the Interest Adjustment Account and/or one or more of the Portfolios you have selected. We ask that you allocate your money in whole percentages with a minimum allocation of 5% of each Purchase Payment or $500 (whichever is greater). You can instruct us how to allocate additional Purchase Payments you make. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. Under certain circumstances, we will allocate your initial Purchase Payment to the Money Market Portfolio until the end of the right to examine contract period (see below). **Currently, you can select up to ten of the thirty-four investment options (which include each Portfolio, the fixed account and the Interest Adjustment Account).**

Once we receive your Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

Right to Examine Contract

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the Contract within this time period, ING USA will not assess a contingent deferred sales charge. You will receive back whatever your Contract is worth on the day we receive your request. In certain states, or if you have purchased the Contract as an IRA, we may be required to refund your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will allocate your Purchase Payment(s) received during the right to examine period to the Money Market Portfolio (except for any portion of your Purchase Payment(s) which you selected to be allocated to the Fixed Account and/or the Interest Adjustment Account) for 15 days and refund the greater of the value of your Contract or your Purchase Payment(s). (In some states, the period may be longer.) At the end of the period, we will re-allocate your Purchase Payment as you selected.

Accumulation Units

The value of the portion of your Contract allocated to the Portfolios will go up or down depending upon the investment performance of the Portfolio(s) you choose. The value of your Contract will also depend on the expenses of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund).

Every business day we determine the value of an Accumulation Unit by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

1. dividing the value of a Portfolio share at the end of the current period by the value of a Portfolio share for the previous period; and

2. subtracting from that amount any insurance charges.

The value of an Accumulation Unit may go up or down from day to day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units. We determine the number of Accumulation Units to credit to your Contract by dividing the amount of the Purchase Payment allocated to a Portfolio by the value of the Accumulation Unit for that Portfolio.

We calculate the value of an Accumulation Unit for each Portfolio after the New York Stock Exchange closes each day and then credit your Contract accordingly.

Example:

On Tuesday we receive an additional Purchase Payment of $4,000 from you. You have told us you want this to go to the Alger American Growth Portfolio. When the New York Stock Exchange closes on that Tuesday, we determine that the value of an Accumulation Unit for investment in the Alger American Growth Portfolio is $11.25. We then divide $4,000 by $11.25 and credit your Contract that night with 355.56 Accumulation Units for the Alger American Growth Portfolio.

Investment Options

When you buy the Contract you have the opportunity to allocate your money to:

(1)   the Fixed Account;

(2)   the Interest Adjustment Account; and/or

(3)   the Portfolios set forth below. Additional Portfolios may be available in the future. In certain states, certain Portfolios may not be available until approved by the Insurance Department (check with your registered representative regarding availability.)

You will find more detailed information about the Portfolios in the Portfolios' prospectuses. You should read the prospectuses for the Portfolios carefully before investing. The prospectuses for the Portfolios accompany this prospectus. You may also obtain a copy of the Portfolios' prospectuses by calling our Customer Service Center at 800-366-0066.

A I M Variable Insurance Funds, Inc.

AIM Advisors, Inc. serves as the Fund's investment adviser. The Fund is comprised of eighteen funds, the following five of which are available under the Contract:

    AIM V.I. Capital Appreciation Fund (Series I)
    AIM V.I. Core Equity Fund (formerly known as the AIM V.I. Growth and Income Fund) (Series I)
    AIM V.I. Diversified Income Fund (Series I)
    AIM V.I. Growth Fund (Series I)
    AIM V.I. International Growth Fund (formerly known as AIM V.I. International Equity Fund) (Series I)

The Alger American Fund

Fred Alger Management, Inc. is the investment manager. The Trust is comprised of six Portfolios, the following one of which is available under the Contract:

    Alger American Growth Portfolio (Class O Shares)

Dreyfus Stock Index Fund (Initial Shares)

The Dreyfus Corporation serves as the Fund's manager and Mellon Equity Associates serves as the Fund's index fund manager.

Dreyfus Variable Investment Fund

The Dreyfus Corporation serves as the investment adviser. The Fund is comprised of thirteen Portfolios, the following one of which is available under the Contract:

    Growth and Income Portfolio (Initial Shares)

Federated Insurance Series

Federated Investment Management Company (formerly, Federated Advisers) is the investment adviser to each Fund. The Trust has multiple separate Funds, the following five of which are available under the Contract:

Federated American Leaders Fund II (a capital growth portfolio) (Primary Shares)
Federated High Income Bond Fund II (Primary Shares)
Federated Prime Money Fund II (Primary Shares)
Federated Capital Income Fund II (formerly known as Federated Utility Fund II) (Primary Shares)
Federated Fund for U.S. Government Securities II (Primary Shares)

The ING Investors Trust
(formerly known as The GCG Trust)

Directed Services, Inc. ("DSI"), an affiliate of ours, serves as the overall investment manager to The ING Investors Trust. ING Investments, LLC, an affiliate of the Company and DSI, serves as the subadviser to The ING Investors Trust. The following Portfolio is available under the Contract:

ING International Portfolio (formerly known as The GCG Trust International Equity Series) (Service Class)

MFS® Variable Insurance Trust^{SM}

Massachusetts Financial Services Company is the investment adviser to each Series. The Trust is comprised of fifteen Series, the following five of which are available under the Contract:

MFS Emerging Growth Series (Initial Class)
MFS Investors Trust Series (formerly known as MFS Growth With Income Series) (Initial Class)
MFS Research Series (Initial Class)
MFS Total Return Series (Initial Class)
MFS Utilities Series (Initial Class)

The Universal Institutional Funds, Inc.
(formerly known as Morgan Stanley Dean Witter Universal Funds, Inc.)

Morgan Stanley Investment Management Inc. (formerly known as Morgan Stanley Dean Witter Investment Management Inc.) serves as the investment adviser for the Portfolios. Morgan Stanley does business in certain instances using the name "Miller Anderson," "Van Kampen" or "Morgan Stanley Asset Management." The Fund is comprised of thirteen Portfolios, the following five of which are available under the Contract:

Emerging Markets Debt Portfolio (Class I)
Equity Growth Portfolio (Class I)
Global Value Equity Portfolio (formerly known as Global Equity Portfolio) (Class I)
High-Yield Portfolio (Class I)
Value Portfolio (an equity value portfolio) (Class I)

Neuberger Berman Advisers Management Trust

Neuberger Berman Management serves as the investment adviser for the Portfolios. Neuberger Berman Management engages Neuberger Berman, LLC as sub-adviser. The following are available under the Contract:

AMT Guardian Portfolio (a capital appreciation and secondarily, current income portfolio) (I Class Shares)
AMT Limited Maturity Bond Portfolio (I Class Shares)
AMT Mid-Cap Growth Portfolio (I Class Shares)
AMT Partners Portfolio (a capital growth portfolio) (I Class Shares)

Scudder Variable Series I
(formerly known as Scudder Variable Life Investment Fund)

Deutsche Investment Management Americas Inc., which is part of Deutsche Asset Management, is the investment advisor for each Portfolio. The Fund is comprised of nine Portfolios, the following two of which are available under the Contract:

Money Market Portfolio
International Portfolio (Class A)

Van Eck Worldwide Insurance Trust

Van Eck Associates Corporation is the investment adviser to the Fund. The Trust is comprised of four funds, the following one of which is available under the Contract:

Worldwide Hard Assets Fund

Credit Suisse Trust
(formerly known as Warburg Pincus Trust)

Credit Suisse Asset Management, LLC serves as the investment adviser to the Trust. The Trust is comprised of eleven Portfolios, the following Portfolio is available under the Contract:

Global Post-Venture Capital Portfolio (a long-term capital growth portfolio) (formerly known as Post-Venture Capital Portfolio)

Shares of the Portfolio are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with ING USA. Certain Portfolios are also sold directly to qualified plans. The Portfolios believe that offering their shares in this manner will not be disadvantageous to you. ING USA may enter into certain arrangements under which it is reimbursed by the Portfolios' advisers, distributors and/or affiliates for the administrative services which it provides to the Portfolios.

Voting Rights

ING USA is the legal owner of the Portfolio shares. However, ING USA believes that when a Portfolio solicits proxies in conjunction with a shareholder vote, it is required to obtain from you and other affected Contract owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that ING USA owns on its own behalf. Should ING USA determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment Portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another Portfolio for existing and future investments. If you have elected the Dollar Cost Averaging or Automatic Rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a Portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement Portfolio, unless you request otherwise. The substitute or proposed replacement Portfolio may have higher fees and charges than the Portfolio it replaces. We will provide you with written notice before any of these changes are effected.

Transfers

During the Accumulation Phase, you can transfer money among the Portfolios, the Fixed Account and the Interest Adjustment Account, after the right to examine contract period is over. During the Accumulation Phase, ING USA currently allows you to make as many transfers as you want to each year. However, this product is not designed for professional market timing organizations or other individuals using programmed and frequent transfers. Such activity may be disruptive to a Portfolio. We reserve the right to stop or prohibit these types of transfers if we determine that they could harm a Portfolio. To the extent that we impose these restrictions, we apply them consistently to all Contract owners without waiver or exception.

If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is the lesser of $25 per transfer or 2% of the amount transferred. The following applies to any transfer:

1. The minimum amount which you can transfer is $250 from an Account or your entire value in the Account. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging Program (which is described below).

2. You cannot make transfers during the right to examine contract period.

3. The minimum amount which must remain in an Account after a transfer is $500, or $0 if the entire amount in the Account is transferred.

4. The maximum amount which can be transferred from the Fixed Account to the Portfolios is 25% of the value of your Contract in the Fixed Account in any one Contract year. This requirement is waived if the transfer is made pursuant to the Dollar Cost Averaging or Rebalancing Programs.

5. The maximum amount which can be transferred from each Guarantee Period in the Interest Adjustment Account to the Portfolios, the Fixed Account or another Guarantee Period of the Interest Adjustment Account is 25% of the value of your Contract in the Interest Adjustment Account as of the beginning of the current Contract year. If there was no Contract value in the Interest Adjustment Account at the beginning of the year, then the transfer is limited to 25% of the Purchase Payment allocated to the Interest Adjustment Account.

6. We reserve the right, at any time, to terminate, suspend or modify the transfer privileges described above.

7. You cannot make transfers during the Income Phase.

Telephone Transfers

You can make transfers by telephone during the Accumulation Phase. If you own the Contract with a Joint Owner, unless ING USA is instructed otherwise, ING USA will accept telephone instructions from either one of you. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account U and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

Transfers by Third Parties

We may allow you to give third parties the right to make transfers on your behalf. However, when the third party makes transfers for many Contract owners, the result can be simultaneous transfers involving large amounts of Contract values. Such transfers can disrupt the orderly management of the investment Portfolios available to the Contract, can result in higher costs to Contract owners, and may not be compatible with the long term goals of Contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Regardless of whether such an agreement is in place, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. Limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple Contract owners. We may also limit or discontinue the right to communicate transfers by facsimile, telephone, or email. To the extent that we impose these restrictions, we apply them consistently to all Contract owners without waiver or exception.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money on a monthly, quarterly or semi-annual basis from the Money Market Portfolio or the Fixed Account to one or more Portfolios. Transfers to the Fixed Account or Interest Adjustment Account are not permitted under Dollar Cost Averaging. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase. The minimum amount which may be transferred is $50 (per Portfolio). We will notify you for instructions if at any time the value of the Money Market Portfolio or the Fixed Account is not sufficient to make the requested transfer.

All Dollar Cost Averaging transfers will be made at any time prior to the 25th of a calendar month. If you choose this Program, you must participate in it for at least one year.

There is no additional charge for this program and transfers made under the Program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and the Rebalancing Program at the same time.

We reserve the right to terminate, suspend or modify the Dollar Cost Averaging Program.

Rebalancing Program

Once your money has been invested, the performance of the Portfolios and the earnings from the Fixed Account and Guarantee Periods of the Interest Adjustment Account may cause your allocation to shift. The Rebalancing Program is designed to help you maintain your specified allocation mix among the different Portfolios. You can direct us to readjust your money quarterly, semi- annually or annually to return to your particular percentage allocations. The value of your Contract must be at least $5,000 to have transfers made under this Program. You may not rebalance your money in the Fixed Account or the Interest Adjustment Account.

There is no additional charge for this program and transfers made under the Program are not taken into account in determining any transfer fee. You may not participate in the Rebalancing Program and the Dollar Cost Averaging Program at the same time.

Asset Allocation Programs

ING USA understands the importance of having available on a continuous basis advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. ING USA has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser. You are responsible for the compensation of the adviser you choose.

Under certain asset allocation programs, if you are under age 59½, you will be billed for the services of the investment adviser. If you are 59½ or older, ING USA will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and will be includible in gross income for federal tax purposes and, under certain circumstances, may be subject to a tax penalty.

Performance

ING USA may periodically advertise performance of the various Portfolios. ING USA will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges, the contract maintenance charge and the expenses of the Portfolio. It does not reflect the deduction of any applicable contingent deferred sales charge. The deduction of any applicable contingent deferred sales charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charges and the expenses of the Portfolios.

Certain Portfolios have been in existence for some time and have investment performance history. However, the Contracts are relatively new. In order to demonstrate how the actual investment experience of the Portfolios may affect your Accumulation Unit values, ING USA prepares performance information. The performance is based on the performance of the Portfolios, modified to reflect the charges and expenses of your Contract as if it had been in existence for the time periods shown. ING USA will also provide standardized total return performance figures for the Accumulation Unit values for the applicable time periods, where available. The information is based upon the historical experience of the Portfolios and does not necessarily represent what your investment would earn in those Portfolios.

From time to time, we may advertise the Money Market Portfolio's yield and effective yield. ING USA may also in the future advertise yield information for one or more of the other Portfolios. If it does, it will provide you with information regarding how yield is calculated.

Any performance advertised will be based on historical data and does not guarantee future results of the Portfolios.

Expenses

We deduct Contract charges to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with the sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. There are charges and other expenses associated with the Contract that will reduce your investment return. The amount of a charge will not always correspond to the actual costs associated with the charge. We may profit from the fees and charges deducted under the Contract and may use such profits to finance the distribution of Contracts. These charges and expenses are:

Insurance Charges

We deduct insurance charges each day. We do this as part of the calculation of the value of the Accumulation Units. The insurance charges are:

(1)   the mortality and expense risk charge, and

(2)   the administrative charge.

Mortality and Expense Risk Charge.

Death Benefit Option 1 (Enhanced Death Benefit Rider). The Mortality and Expense Risk Charge for Contracts with the Enhanced Death Benefit Rider is equal, on an annual basis, to 1.52% of the average daily value of the Contract invested in a Portfolio, after the deduction of expenses.

Death Benefit Option 2 (Standard Death Benefit). The Mortality and Expense Risk Charge for Contracts with the Standard Death Benefit is equal, on an annual basis, to 1.25% of the average daily value of the Contract invested in a Portfolio, after the deduction of expenses.

This charge compensates us for all the insurance benefits provided by your Contract (for example, the guarantee of annuity rates in your Contract, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract).

Administrative Charge. This charge is equal, on an annual basis, to .15% of the average daily value of the Contract invested in a Portfolio, after the deduction of expenses. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the Contract, confirmations, annual statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Contract Maintenance Charge

Every year on the anniversary of the date when your Contract was issued, ING USA deducts $30 from your Contract as a contract maintenance charge. During the Accumulation Phase, if the value of your Contract is at least $75,000 when the deduction for the charge is to be made, ING USA will not deduct this charge. If you make a complete withdrawal from your Contract, ING USA will deduct the contract maintenance charge. During the Income Phase, ING USA does not deduct a contract maintenance charge. This charge is for administrative expenses (see above) and cannot be increased.

Contingent Deferred Sales Charge

Withdrawals may be subject to a contingent deferred sales charge. This charge is intended to cover sales expenses that we have incurred. During the Accumulation Phase, you can make withdrawals from your Contract (see the "Withdrawals" section). ING USA keeps track of each Purchase Payment you make. The amount of the contingent deferred sales charge depends upon how long ING USA has had your payment. The charge is calculated at the time of each withdrawal and will be deducted from the value remaining in your Contract. The charge is:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8	9	10+
Contingent Deferred Sales Charge	8.5%	8.0%	7.5%	7.0%	6.5%	6.0%	5.0%	4.0%	3.0%	2.0%	0.0%

However, after ING USA has had a Purchase Payment for 10 years, there is no charge when you withdraw that Purchase Payment. For purposes of the contingent deferred sales charge, ING USA treats withdrawals as coming from the oldest Purchase Payments first. ING USA does not assess the contingent deferred sales charge on any payments paid out as Annuity Payments or as death benefits.

Note: For tax purposes, withdrawals are considered to have come from the last money you put into the Contract. Thus, for tax purposes, earnings are considered to come out first.

Free Withdrawal Amount -- You can make a partial withdrawal without incurring a contingent deferred sales charge of the "free withdrawal amount." The free withdrawal amount is equal to the greater of: (a) earnings, or (b) 10% of remaining Purchase Payments at the beginning of the current year. If your withdrawal is not on a Contract anniversary, the free withdrawal amount is equal to the free withdrawal amount at the beginning of the Contract year less amounts withdrawn without the contingent deferred sales charge during the current Contract year. If you make a complete withdrawal, the free withdrawal amount is not available. Any amounts withdrawn as the free withdrawal amount will not be subject to an Interest Adjustment.

In addition, in certain states, you can make a total or partial withdrawal and ING USA will not deduct the contingent deferred sales charge if you are confined to a skilled nursing home facility for 90 consecutive days after the first Contract year.

Reduction or Elimination of the Contingent Deferred Sales Charge

The amount of the contingent deferred sales charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the contingent deferred sales charge will be determined by the Company after examination of the following factors: 1) the size of the group; 2) the total amount of purchase payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group; 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The contingent deferred sales charge will be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the contingent deferred sales charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

Transfer Fee

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less, for each additional transfer. This charge is intended to cover the expenses we incur when processing transfers.

If the transfer is part of the Dollar Cost Averaging or Rebalancing Programs, it will not count in determining the transfer fee.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. ING USA is responsible for the payment of these taxes and will make a deduction from the value of your Contract for them. Some of these taxes are due when the Contract is issued, others are due when Annuity Payments begin. It is ING USA's current practice to pay any premium taxes when they become payable to the states. Premium taxes generally range from 0% to 4.0%, depending on the state.

Income Taxes

ING USA will deduct from the Contract any income taxes which it may incur because of the Contract. Currently, ING USA is not making any such deductions.

Portfolio Expenses

There are deductions from and expenses paid out of the assets of the various Portfolios which are described in the prospectuses for the Portfolios.

Taxes

Note: ING USA has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. ING USA has included additional information regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs, usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on the earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract -- Qualified or Non-Qualified (see following sections).

You, as the Owner, will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal or as Annuity Payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.

Qualified and Non-Qualified Contracts

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) Contracts), pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans and Section 457 Deferred Compensation Plans. These Qualified Plans are subject to special rules and restrictions, which are described in the Statement of Additional Information.

If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.

Withdrawals -- Non-Qualified Contracts

If you make a withdrawal from your Contract, the Code treats such a withdrawal as first coming from earnings and then from your Purchase Payments. In most cases, such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)   paid on or after the taxpayer reaches age 59½;

(2)   paid after you die;

(3)   paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

(4)   paid in a series of substantially equal payments made annually (or more frequently) for the life or a period not exceeding life expectancy;

(5)   paid under an immediate annuity; or

(6)   which come from purchase payments made prior to August 14, 1982.

The value of your Contract immediately before a withdrawal may have to be increased by any positive interest adjustment that results from a withdrawal from the Interest Adjustment Account. There is, however, no definitive guidance on the proper tax treatment of such adjustments, and you may want to discuss the potential tax consequences of such adjustments with your tax adviser.

Optional Benefit Riders -- Non-Qualified Contracts

It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefit as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59½. Although we do not believe that the fees associated or any optional benefit produced under the Contract should be treated as taxable withdrawals, you should consult your tax adviser prior to selecting any optional benefit under the Contract.

Withdrawals -- Qualified Contracts

The above information describing the taxation of Non-Qualified Contracts does not apply to Qualified Contracts. There are special rules that govern Qualified Contracts. A more complete discussion of withdrawals from Qualified Contracts is contained in the Statement of Additional Information.

Withdrawals -- Tax-Sheltered Annuities

The Code limits the withdrawal of amounts attributable to purchase payments made pursuant to a salary reduction agreement by owners from Tax-Sheltered Annuities. Withdrawals can generally only be made when an owner:

(1)   reaches age 59½;

(2)   leaves his/her job;

(3)   dies;

(4)   becomes disabled (as that term is defined in the Code); or

(5)   in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. ING USA believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not ING USA would be considered the owner of the shares of the Portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, ING USA reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Withdrawals

You can have access to the money in your Contract:

(1)   by making a withdrawal (either a partial or a total withdrawal);

(2)   by receiving Annuity Payments; or,

(3)   when a death benefit is paid to your Beneficiary.

Withdrawals can only be made during the Accumulation Phase.

When you make a complete withdrawal, you will receive the value of the Contract on the day you made the withdrawal:

*   less any applicable contingent deferred sales charge,

*   less any premium tax, and

*   less any contract maintenance charge.

(See "Expenses" for a discussion of the charges.) A withdrawal from the Interest Adjustment Account may be subject to an adjustment.

Partial Withdrawals

*   Any partial withdrawal must be for at least $500 (unless it is made under the Systematic Withdrawal Program, see below).

*   Unless you tell us otherwise, partial withdrawals will be made pro-rata from the Portfolios.

*   ING USA requires that after you make a partial withdrawal the value of your Contract must be at least $2,000 and the value of any Account must be at least $500.

*   A partial withdrawal from the Fixed Account or the Interest Adjustment Account is made first from the one year Fixed Account Guarantee Period and then next from the Guarantee Period of the shortest remaining duration and then from the Guarantee Period with the earliest effective date where the Guarantee Periods are of the same duration.

*   A partial withdrawal is taken first from the value of the Contract for which the free withdrawal provision applies and then from the value for which there is no waiver.

Income taxes, tax penalties and certain restrictions may apply to any Withdrawal you make.

There are limits to the amount you can withdraw from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see -- "Taxes" and the discussion in the SAI.

Systematic Withdrawal Program

If the value of your Contract is at least $12,000, ING USA offers a Program which provides automatic periodic payments to you each year. Systematic withdrawals can be made at any time, including during the first year. You can instruct us how much you want to withdraw under the Program as long as each payment is at least $100. You may terminate systematic withdrawals by giving us thirty (30) days prior written notice. We do not currently charge for systematic withdrawals but reserve the right to charge for them in the future. The contingent deferred sales charge may apply to systematic withdrawals (see "Expenses"). Systematic withdrawals are available for Qualified and Non-Qualified Contracts.

Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

Suspension of Payments or Transfers

ING USA may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Portfolio shares is not reasonably practicable or ING USA cannot reasonably value the Portfolio shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

ING USA has reserved the right to defer payment for a withdrawal or transfer from the Fixed Account or the Interest Adjustment Account for the period permitted by law but not for more than six months.

Death Benefit

Upon Your Death

If you die during the Accumulation Phase, ING USA will pay a death benefit to your Beneficiary (see below). No death benefit is paid during the Income Phase. If you have a Joint Owner, and the Joint Owner dies, the surviving Owner will be considered the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. Joint Owners must be spouses.

Death Benefit

You can select Death Benefit Option 1 (Enhanced Death Benefit Rider) or Death Benefit Option 2 (Standard Death Benefit). If you bought your Contract before May 1, 1998, your Contract had Death Benefit Option 1 (Enhanced Death Benefit Rider). On your next Contract anniversary after May 1, 1998, you were given a chance to make a one time only election to choose Death Benefit Option 2 (Standard Death Benefit). In certain states, only Death Benefit Option 1 is available until approved by the Insurance Department in your state (check with your registered representative regarding availability.)

Death Benefit Option 1 (Enhanced Death Benefit Rider)

If you select Death Benefit Option 1, the death benefit will be the value of your Contract in the Fixed Account and the Interest Adjustment Account plus the greatest of:

(a) the value of your Contract invested in the Portfolios as of the date ING USA receives proof of death and an election for the method of payment; or

(b) the Purchase Payments you have made which are invested in the Portfolios, less any money taken out and transfers from the Portfolios (and related contingent deferred sales charges and transfer fees) (referred to as "net purchase payments"), increased by 6% per year up to the first Contract anniversary after your 75th birthday (up to a maximum of two times the net purchase payment); or

(c)   the highest reset value up to the date of death. The reset value is the value of your Contract invested in the Portfolios on each 10th Contract anniversary prior to your 85th birthday, plus Purchase Payments you have made after such Contract anniversary and invested in the Portfolios, less any money taken out and transfers from the Portfolios after such anniversary and any related contingent deferred sales charges and transfer fees.

Death Benefit Option 2 (Standard Death Benefit)

If you select Death Benefit Option 2, the death benefit will be the greater of:

(a)   the Purchase Payments you have made, less any money you have taken out and related contingent deferred sales charges; or

(b)   the value of your Contract on the date we receive both proof of death and an election for the payment method.

A Beneficiary may request that the death benefit be paid in one of the following ways:

(1)   lump sum payment of the death benefit;

(2)   payment of the entire death benefit within 5 years of the date of death; or

(3)   payment of the death benefit under an Annuity Option.

The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. Any portion of the death benefit not applied under (3) above within one year of the date of an Owner's death must be distributed within five years of the date of death.

If the Beneficiary is the spouse of the Owner, he/she can choose to continue the Contract in his/her own name at the then current value, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option. Payment to the Beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date we receive proof of death. If a lump sum payment is elected and all the necessary requirements are met, we will make the payment within seven days.

If you (or any Joint Owner) die on or after the Income Date and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Income Phase, the Beneficiary becomes the Owner.

Death of Annuitant

If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Phase, you can name a new Annuitant. If a new Annuitant is not named within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (e.g., a corporation), then the death or change of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Owner at least as rapidly as they were being paid at the Annuitant's death.

Other Information

ING USA

Prior to January 1, 2004, the Contract was issued by ULA, an affiliate of ING USA. ULA was a stock life insurance company organized under Louisiana law in 1955 and later redomesticated to Texas. On July 24, 1996, Pacific Life and Accident Insurance Company ("PLAIC") acquired one hundred percent ownership of ULA. On February 21, 1999, PLAIC signed a definitive agreement to sell ULA and its wholly owned subsidiary, United Variable Services, Inc., to ING America Insurance Holdings, Inc. The sale was completed on April 30, 1999. On January 1, 2004, ULA (and other affiliated companies) merged with and into ING USA, and ING USA assumed responsibility for ULA's obligations under the Contract.

ING USA is an Iowa stock life insurance company originally incorporated in Minnesota on January 2, 1973. Prior to the merger, ING USA was named Golden American Life Insurance Company. ING USA is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution based in The Netherlands and active in the fields of insurance, banking and asset management. ING USA is authorized to sell insurance and annuities in the District of Columbia and all states, except New York. ING USA's consolidated financial statements appear in the Statement of Additional Information.

ING USA's principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, ING USA has adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under ING USA's anti-money laundering program, we may require Contract owners, Annuitants and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments (travelers cheques, for example) or restrict the amount of certain forms of premium payments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it.

ING USA's anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Separate Account U

Separate Account U (the "Separate Account") was established to hold the assets that underlie the Contract. The Separate Account is a separate account of ING USA operating pursuant to the insurance laws of the State of Iowa. Prior to January 1, 2004, the Separate Account was a separate account of ULA and was known as United Life & Annuity Separate Account One. On January 1, 2004, the Separate Account was transferred to ING USA in conjunction with the merger of ULA with and into ING USA. Prior to May 1, 1997, the Separate Account was known as United Companies Separate Account One. The Separate Account was originally established under Louisiana insurance law on November 2, 1994. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts. Each sub-account invests in a Portfolio.

The assets of the Separate Account are held in ING USA's name on behalf of the Separate Account and legally belong to ING USA. However, those assets that underlie the Contract are not chargeable with liabilities arising out of any other business ING USA may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contract and not against any other contracts we may issue. ING USA is obligated to pay all benefits and make all payments provided under the Contract.

Distribution

Effective January 1, 2004, our affiliate, Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380, became the principal underwriter and distributor of the Contract as well as for other ING USA contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of NASD, Inc. We offer the Contracts on a continuous basis.

DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contract through registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and are NASD member firms.

DSI does not retain any commissions or compensation paid to it by ING USA for Contract sales. DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Purchase Payments. Selling firms may receive commissions of up to 8.0% of Purchase Payments. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total Purchase Payments.

We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts.

Prior to January 1, 2004, United Variable Services, Inc. ("UVS"), 851 S.W. Sixth Avenue, Suite 850, Portland, OR 97204, a wholly owned subsidiary of ours, acted as the principal underwriter and distributor of the Contract. For the years ended December 31, 2002, 2001 and 2000 no commissions were paid by ULA to UVS as principal underwriter of the Contract. Effective January 1, 2004, UVS was liquidated and is no longer in existence.

We no longer offer the Contract to new purchasers.

Trading - Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account U as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the Contract.

Directed Services, Inc., the principal underwriter and distributor of the Contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

Financial Statements

The financial statements of Golden American Life Insurance Company and United Life & Annuity Separate Account One can be found in the Statement of Additional Information. (See the Statement of Additional Information for a detailed description of the financial statements audited by Ernst & Young LLP.)

We are required to include several additional financial statements in the Statement of Additional Information because of the January 1, 2004 merger of United Life & Annuity Insurance Company, Equitable Life Insurance Company of Iowa, and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA). These additional financial statements are those of Ameribest Life Insurance Company, United Life & Annuity Insurance Company, Equitable Life Insurance Company of Iowa, and USG Annuity & Life Company, and pro forma financial statements of ING USA reflecting the effect of the merger. None of these financial statements will appear in future versions of the Statement of Additional Information.

Appendix -- Condensed Financial Information

Accumulation Unit Values

The following schedule includes Accumulation Unit values for the periods indicated. This data has been taken from the Separate Account's financial statements. This information should be read in conjunction with the Separate Account's financial statements and related notes thereto which appear in the Statement of Additional Information.

Chart 1 - Contracts with Death Benefit Option 1:

	Period From 01-01-03 to 09-30-03	Year Ended December 31							
		2002	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
Alger American Growth Sub-Account									
Unit value at beginning of period	$12.71	$19.29	$22.25	$26.54	$20.18	$13.86	$11.21	$10.05	$10.00
Unit value at end of period	$15.13	$12.71	$19.29	$22.25	$26.54	$20.18	$13.86	$11.21	$10.05
Number of units outstanding at end of period	357,167	411,791	600,767	724,788	757,104	871,098	468,836	223,099	6,521
Dreyfus Stock Index Sub-Account									
Unit value at beginning of period	$14.08	$18.44	$21.35	$23.93	$20.17	$16.00	$12.24	$10.15	$10.00
Unit value at end of period	$15.92	$14.08	$18.44	$21.35	$23.93	$20.17	$16.00	$12.24	$10.15
Number of units outstanding at end of period	301,828	383,032	575,240	756,349	815,475	1,057,803	452,144	161,011	4,041
Dreyfus Growth and Income Sub-Account									
Unit value at beginning of period	$11.56	$15.75	$17.01	$17.97	$15.63	$14.22	$12.44	$10.48	N/A
Unit value at end of period	$12.87	$11.56	$15.75	$17.01	$17.97	$15.63	$14.22	$12.44	
Number of units outstanding at end of period	164,403	204,004	301,688	373,605	450,753	605,589	302,332	109,336	
Federated Fund for U.S. Government Securities II Sub-Account									
Unit value at beginning of period	$14.14	$13.18	$12.53	$11.48	$11.74	$11.09			
Unit value at end of period	$14.25	$14.14	$13.18	$12.53	$11.48	$11.74			
Number of units outstanding at end of period	87,158	93,130	98,123	221,236	193,007	237,976			
Federated High Income Bond Fund II Sub-Account									
Unit value at beginning of period	$11.56	$11.59	$11.63	$12.99	$12.91	$12.79	$11.42	$10.16	$10.00
Unit value at end of period	$13.25	$11.56	$11.59	$11.63	$12.99	$12.91	$12.79	$11.42	$10.16
Number of units outstanding at end of period	106,498	137,083	220,647	223,859	377,424	520,480	251,706	163,448	456
Federated Capital Income Fund II Sub-Account									
Unit value at beginning of period	$8.96	$11.98	$14.12	$15.77	$15.77	$14.07	$11.30	N/A	
Unit value at end of period	$9.76	$8.96	$11.98	$14.12	$15.77	$15.77	$14.07	$11.30	
Number of units outstanding at end of period	27,296	34,389	72,465	88,231	125,073	193,281	101,704	37,035	
Federated American Leaders Fund II Sub-Account									
Unit value at beginning of period	$7.91	$10.08	$10.70	$10.63	$10.13	$8.76	N/A	N/A	N/A
Unit value at end of period	$8.69	$7.91	$10.08	$10.70	$10.63	$10.13			
Number of units outstanding at end of period	28,614	39,497	34,515	29,812	52,475	95,071			
Federated Prime Money Fund II Sub-Account									
Unit value at beginning of period	$11.12	$11.15	$10.93	$10.49	$10.20	$9.84	N/A	N/A	N/A
Unit value at end of period	$11.04	$11.12	$11.15	$10.93	$10.49	$10.20			
Number of units outstanding at end of period	14,490	13,854	7,042	7,477	7,378	329,821			
MFS Emerging Growth Sub-Account									
Unit value at beginning of period	$10.86	$16.68	$25.50	$32.25	$18.56	$14.06	$11.73	$10.19	$10.00
Unit value at end of period	$12.79	$10.86	$16.68	$25.50	$32.25	$18.56	$14.06	$11.73	$10.19
Number of units outstanding at end of period	349,590	401,419	554,118	637,053	734,346	1,098,386	570,885	199,515	100
MFS Total Return Sub-Account									
Unit value at beginning of period	$16.15	$17.32	$17.57	$15.40	$15.19	$13.75	$11.52	$10.25	$10.00
Unit value at end of period	$17.32	$16.15	$17.32	$17.57	$15.40	$15.19	$13.75	$11.52	$10.25
Number of units outstanding at end of period	235,965	269,356	359,428	451,387	511,425	952,508	456,676	121,925	2,346

	Period From 01-01-03 to 09-30-03	Year Ended December 31							
		2002	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
MFS Investors Trust Sub-Account									
Unit value at beginning of period	$6.99	$9.00	$10.89	$11.09	$10.57	$8.78	N/A	N/A	N/A
Unit value at end of period	$7.66	$6.99	$9.00	$10.89	$11.09	$10.57			
Number of units outstanding at end of period	43,718	49,534	64,580	76,632	86,811	976,562			
MFS Research Sub-Account									
Unit value at beginning of period	$6.86	$9.24	$11.93	$12.75	$10.45	$8.81	N/A	N/A	N/A
Unit value at end of period	$7.62	$6.86	$9.24	$11.93	$12.75	$10.45			
Number of units outstanding at end of period	32,460	33,715	54,214	55,676	45,919	127,109			
MFS Utilities Sub-Account									
Unit value at beginning of period	$8.06	$10.62	$14.24	$13.53	$10.51	$9.06	N/A	N/A	N/A
Unit value at end of period	$9.71	$8.06	$10.62	$14.24	$13.53	$10.51			
Number of units outstanding at end of period	16,657	20,696	47,027	63,054	64,903	83,695			
Scudder International, Class A Sub-Account									
Unit value at beginning of period	$9.11	$11.35	$16.69	$21.68	$14.27	$12.24	$11.42	$10.11	$10.00
Unit value at end of period	$10.06	$9.11	$11.35	$16.69	$21.68	$14.27	$12.24	$11.42	$10.11
Number of units outstanding at end of period	85,927	101,708	142,618	210,179	301,610	422.522	259,395	101,078	6
Scudder Money Market Sub-Account									
Unit value at beginning of period	$12.21	$12.23	$11.97	$11.46	$11.10	$10.73	$10.37	$10.04	$10.00
Unit value at end of period	$12.14	$12.21	$12.23	$11.97	$11.46	$11.10	$10.73	$10.37	$10.04
Number of units outstanding at end of period	295,686	346,747	349,792	288,797	684,657	606,111	417,429	210,903	7,407
Van Eck Worldwide Hard Assets Sub-Account									
Unit value at beginning of period	$8.48	$8.87	$10.07	$9.20	$7.73	$11.38	$11.77	$10.14	N/A
Unit value at end of period	$10.22	$8.48	$8.87	$10.07	$9.20	$7.73	$11.38	$11.77	
Number of units outstanding at end of period	8,285	8,542	11,636	14,840	16,791	24,187	23,835	7,122	
AIM V.I. Capital Appreciation Sub-Account									
Unit value at beginning of period	$7.26	$9.76	$12.93	$14.62	$10.38	$8.84	N/A	N/A	N/A
Unit value at end of period	$8.31	$7.26	$9.76	$12.93	$14.62	$10.38			
Number of units outstanding at end of period	92,121	89,318	110,859	157,496	118,725	196,604			
AIM V.I. Diversified Income Sub-Account									
Unit value at beginning of period	$9.69	$9.63	$9.46	$9.55	$9.90	$9.72	N/A	N/A	N/A
Unit value at end of period	$10.34	$9.69	$9.63	$9.46	$9.55	$9.90			
Number of units outstanding at end of period	7,469	7,055	2,717	14,229	22,636	51,420			
AIM V.I. Growth Sub-Account									
Unit value at beginning of period	$5.28	$7.78	$11.96	$15.30	$11.50	$8.72	N/A	N/A	N/A
Unit value at end of period	$6.16	$5.28	$7.78	$11.96	$15.30	$11.50			
Number of units outstanding at end of period	90,664	110,378	157,170	207,462	122,919	102,814			
AIM V.I. Core Equity Sub-Account									
Unit value at beginning of period	$7.89	$9.50	$12.52	$14.90	$11.29	$8.99	N/A	N/A	N/A
Unit value at end of period	$8.75	$7.89	$9.50	$12.52	$14.90	$11.29			
Number of units outstanding at end of period	64,169	75,048	95,270	131,959	149,870	122,167			
AIM V.I. International Growth Sub-Account									
Unit value at beginning of period	$6.77	$8.16	$10.86	$15.00	$9.84	$8.66	N/A	N/A	N/A
Unit value at end of period	$7.55	$6.77	$8.16	$10.86	$15.00	$9.84			
Number of units outstanding at end of period	49,074	62,413	41,338	56,141	27,481	114,030			
The Universal Institutional Funds Emerging Markets Debt Sub-Account									
Unit value at beginning of period	$10.95	$10.19	$9.41	$8.59	$6.75	$9.59	N/A	N/A	N/A
Unit value at end of period	$13.03	$10.95	$10.19	$9.41	$8.59	$6.75			
Number of units outstanding at end of period	9,316	10,944	8.232	8,060	5,675	10,208			
The Universal Institutional Funds Equity Growth Sub-Account									
Unit value at beginning of period	$7.29	$10.28	$12.31	$14.19	$10.34	$8.83	N/A	N/A	N/A
Unit value at end of period	$8.18	$7.29	$10.28	$12.31	$14.19	$10.34			
Number of units outstanding at end of period	18,025	18,007	25,382	20,990	47,196	40,838			

	Period From 01-01-03 to 09-30-03	Year Ended December 31							
		2002	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
The Universal Institutional Funds Global Value Equity Sub-Account									
Unit value at beginning of period	$8.24	$10.08	$11.02	$10.06	$9.82	$8.82	N/A	N/A	N/A
Unit value at end of period	$9.17	$8.24	$10.08	$11.02	$10.06	$9.82			
Number of units outstanding at end of period	8,934	12,781	12,045	58,815	15,742	121,267			
The Universal Institutional Funds High-Yield Sub-Account									
Unit value at beginning of period	$7.89	$8.66	$9.22	$10.48	$9.95	$9.65	N/A	N/A	N/A
Unit value at end of period	$9.29	$7.89	$8.66	$9.22	$10.48	$9.95			
Number of units outstanding at end of period	24,521	15,820	45,792	45,344	44,975	138,827			
The Universal Institutional Funds Value Sub-Account									
Unit value at beginning of period	$8.08	$10.55	$10.50	$8.54	$8.85	$9.19	N/A	N/A	N/A
Unit value at end of period	$9.39	$8.08	$10.55	$10.50	$8.54	$8.85			
Number of units outstanding at end of period	66,504	89,593	116,897	85,850	89,207	64,497			
AMT Guardian Sub-Account									
Unit value at beginning of period	$7.36	$10.17	$10.50	$10.56	$9.34	$7.21	N/A	N/A	N/A
Unit value at end of period	$8.50	$7.36	$10.17	$10.50	$10.56	$9.34			
Number of units outstanding at end of period	7,355	5,323	39,066	28,687	26,059	41,940			
AMT Limited Maturity Bond Sub-Account*									
Unit value at beginning of period	$11.77	$11.37	$10.63	$10.12	$10.14	$9.88	N/A	N/A	N/A
Unit value at end of period	$11.88	$11.77	$11.37	$10.63	$10.12	$10.14			
Number of units outstanding at end of period	72,351	71,710	35,342	3,933	4,610	2,059			
AMT Mid-Cap Growth Sub-Account									
Unit value at beginning of period	$8.03	$11.55	$15.59	$17.13	$11.32	$8.26	N/A	N/A	N/A
Unit value at end of period	$9.05	$8.03	$11.55	$15.59	$17.13	$11.32			
Number of units outstanding at end of period	73,931	61,157	43.009	76,883	35,216	33,595			
AMT Partners Sub-Account									
Unit value at beginning of period	$6.94	$9.31	$9.74	$9.83	$9.31	$9.09	N/A	N/A	N/A
Unit value at end of period	$8.17	$6.94	$9.31	$9.74	$9.83	$9.31			
Number of units outstanding at end of period	36,034	43,015	18,368	11,885	36,711	35,832			
Warburg Pincus Fixed Income Sub-Account**									
Unit value at beginning of period	N/A	N/A	N/A	$10.35	$10.50	$9.88	N/A	N/A	N/A
Unit value at end of period				$11.20	$10.35	$10.50			
Number of units outstanding at end of period				52,772	304,065	207,482			
ING International Sub-Account***									
Unit value at beginning of period	$6.14	$7.45	$9.80	$13.45	$8.91	$8.60	N/A	N/A	N/A
Unit value at end of period	$6.93	$6.14	$7.45	$9.80	$13.45	$8.91			
Number of units outstanding at end of period	7,479	37,452	9,663	11,766	1,489	8,207			
Credit Suisse Trust Global Post-Venture Capital Sub-Account									
Unit value at beginning of period	$5.26	$8.12	$11.57	$14.51	$9.02	$8.61	N/A	N/A	N/A
Unit value at end of period	$6.85	$5.26	$8.12	$11.57	$14.51	$9.02			
Number of units outstanding at end of period	19,100	15,435	34.,835	43.271	73,966	6,957			

Chart 2 - Death Benefit Option 2. For the period ending September 30, 2003, and for the years ended December 31, 1999, 2000, 2001 and 2002, the "number of units outstanding at the end of period" reflects the total number of units outstanding for both the SpectraDirect and SpectraSelect contracts.

	Period From 01-01-03 to 09-30-03	Year Ended December 31				
		2002	2001	2000	1999	1998
Alger American Growth Sub-Account						
Unit value at beginning of period	$7.95	$12.03	$13.84	$16.47	$12.49	$8.55
Unit value at end of period	$9.49	$7.95	$12.03	$13.84	$16.47	$12.49
Number of units outstanding at end of period	175,521	204,169	266,480	365,669	361.576	871,098
Dreyfus Stock Index Sub-Account						
Unit value at beginning of period	$7.79	$10.18	$11.75	$13.14	$11.05	$8.74
Unit value at end of period	$8.83	$7.79	$10.18	$11.75	$13.14	$11.05
Number of units outstanding at end of period	253,549	309,452	439,059	578,784	558,939	1,057,803
Dreyfus Growth and Income Sub-Account						
Unit value at beginning of period	$7.40	$10.05	$10.82	$11.41	$9.90	$8.94
Unit value at end of period	$8.25	$7.40	$10.05	$10.82	$11.41	$9.90
Number of units outstanding at end of period	26,050	26,545	26,461	33,592	68,251	605,589
Federated Fund for U.S. Government Securities II Sub-Account						
Unit value at beginning of period	$12.72	$11.83	$11.21	$10.24	$10.45	$9.84
Unit value at end of period	$12.84	$12.72	$11.83	$11.21	$10.24	$10.45
Number of units outstanding at end of period	104,791	102064	87,624	122,520	130,471	237,976
Federated High Income Bond Fund II Sub-Account						
Unit value at beginning of period	$8.88	$8.88	$8.89	$9.90	$9.82	$9.69
Unit value at end of period	$10.20	$8.88	$8.88	$8.89	$9.90	$9.82
Number of units outstanding at end of period	55,094	242,852	295,549	141,509	201,988	520,480
Federated Capital Income Fund II Sub-Account						
Unit value at beginning of period	$6.26	$8.34	$9.81	$10.92	$10.89	$9.69
Unit value at end of period	$6.82	$6.26	$8.34	$9.81	$10.92	$10.89
Number of units outstanding at end of period	21,002	21,749	29,698	34,126	39,830	193,281
Federated American Leaders Fund II Sub-Account						
Unit value at beginning of period	$18.01	$10.18	$10.78	$10.66	$10.15	$8.76
Unit value at end of period	$8.82	$8.01	$10.18	$10.78	$10.66	$10.15
Number of units outstanding at end of period	19,229	23,712	41,579	47,502	58,356	95,071
Federated Prime Money Fund II Sub-Account						
Unit value at beginning of period	$11.26	$11.26	$11.01	$10.54	$10.22	$9.84
Unit value at end of period	$11.20	$11.26	$11.26	$11.01	$10.54	$10.22
Number of units outstanding at end of period	151,674	171,803	177,576	195,833	227,688	329,821
MFS Emerging Growth Sub-Account						
Unit value at beginning of period	$6.60	$10.11	$15.41	$19.44	$11.15	$8.43
Unit value at end of period	$7.79	$6.60	$10.11	$15.41	$19.44	$11.15
Number of units outstanding at end of period	122,261	133,043	216,568	240,662	198,344	1,098,386
MFS Total Return Sub-Account						
Unit value at beginning of period	$11.12	$11.89	$12.03	$10.52	$10.35	$9.34
Unit value at end of period	$11.95	$11.12	$11.89	$12.03	$10.52	$10.35
Number of units outstanding at end of period	134,789	136,557	158,650	190,980	238,124	952,508
MFS Investors Trust Sub-Account						
Unit value at beginning of period	$7.03	$9.09	$10.97	$11.14	$10.59	$8.78
Unit value at end of period	$7.77	$7.03	$9.09	$10.97	$11.14	$10.59
Number of units outstanding at end of period	16,553	18,715	28,067	30,741	28,984	92,389
MFS Research Sub-Account						
Unit value at beginning of period	$6.95	$9.33	$12.02	$12.81	$10.47	$8.80
Unit value at end of period	$7.73	$6.95	$9.33	$12.02	$12.81	$10.47
Number of units outstanding at end of period	41,414	48,533	62,383	73,418	70,970	127,109

	Period From 01-01-03 to 09-30-03	Year Ended December 31				
		2002	**2001**	**2000**	**1999**	**1998**
MFS Utilities Sub-Account						
Unit value at beginning of period	$8.17	$10.72	$14.35	$13.59	$10.53	$9.05
Unit value at end of period	$9.85	$8.17	$10.72	$14.35	$13.59	$10.53
Number of units outstanding at end of period	32,714	39,202	76,794	106,665	105,898	83,695
Scudder International, Class A Sub-Account						
Unit value at beginning of period	$6.50	$8.08	$11.85	$15.35	$10.07	$8.62
Unit value at end of period	$7.20	$6.50	$8.08	$11.85	$15.35	$10.07
Number of units outstanding at end of period	30,595	34,936	46,203	67,140	58,698	422,522
Scudder Money Market Sub-Account						
Unit value at beginning of period	$11.39	$11.38	$11.11	$10.60	$10.24	$9.88
Unit value at end of period	$11.34	$11.39	$11.38	$11.11	$10.60	$10.24
Number of units outstanding at end of period	302,832	242,934	282,562	133,918	311,724	606,111
Van Eck Worldwide Hard Assets Sub-Account						
Unit value at beginning of period	$7.60	$7.93	$8.98	$8.18	$6.85	$10.07
Unit value at end of period	$9.18	$7.60	$7.93	$8.98	$8.18	$6.85
Number of units outstanding at end of period	11,910	13,185	13,676	15,690	15,007	24,187
AIM V.I. Capital Appreciation Sub-Account						
Unit value at beginning of period	$7.35	$9.86	$13.03	$14.83	$10.40	$8.84
Unit value at end of period	$8.43	$7.35	$9.86	$13.03	$14.83	$10.40
Number of units outstanding at end of period	49,440	55,312	71,488	95,063	79,059	196,604
AIM V.I. Diversified Income Sub-Account						
Unit value at beginning of period	$9.82	$9.73	$9.53	$9.59	$9.92	$9.71
Unit value at end of period	$10.49	$9.82	$9.73	$9.53	$9.59	$9.92
Number of units outstanding at end of period	17,624	21,853	30,306	33,306	35,233	51,420
AIM V.I. Growth Sub-Account						
Unit value at beginning of period	$5.35	$7.86	$12.05	$15.37	$11.53	$8.71
Unit value at end of period	$6.25	$5.35	$7.86	$12.05	$15.37	$11.53
Number of units outstanding at end of period	79,979	109,009	127,968	169,907	147,764	102,814
AIM V.I. Core Equity Sub-Account						
Unit value at beginning of period	$7.99	$9.60	$12.61	$14.97	$11.31	$8.98
Unit value at end of period	$8.88	$7.99	$9.60	$12.61	$14.97	$11.31
Number of units outstanding at end of period	77,292	93,463	139,919	199,392	193,184	122,167
AIM V.I. International Growth Sub-Account						
Unit value at beginning of period	$6.85	$8.24	$10.94	$15.07	$9.85	$8.65
Unit value at end of period	$7.66	$6.85	$8.24	$10.94	$15.07	$9.85
Number of units outstanding at end of period	17,403	19,650	25,877	32,145	26,699	114,030
The Universal Institutional Funds Emerging Markets Debt Sub-Account						
Unit value at beginning of period	$11.08	$10.29	$9.48	$8.63	$6.77	$9.58
Unit value at end of period	$13.22	$11.08	$10.29	$9.48	$8.63	$6.77
Number of units outstanding at end of period	23,674	22,303	22,367	23,657	21,323	10,208
The Universal Institutional Funds Equity Growth Sub-Account						
Unit value at beginning of period	$7.38	$10.38	$12.40	$14.25	$10.36	$8.83
Unit value at end of period	$8.30	$7.38	$10.38	$!2.40	$14.25	$10.36
Number of units outstanding at end of period	23,674	26,981	30,870	35,878	46,621	40,838
The Universal Institutional Funds Global Value Equity Sub-Account						
Unit value at beginning of period	$8.34	$10.18	$11.10	$10.10	$9.84	$8.81
Unit value at end of period	$9.30	$8.34	$10.18	$11.10	$10.10	$9.84
Number of units outstanding at end of period	18,847	18,255	12,720	16,461	15,056	121,267
The Universal Institutional Funds High-Yield Sub-Account						
Unit value at beginning of period	$7.99	$8.74	$9.28	$10.53	$9.97	$9.65
Unit value at end of period	$9.43	$7.99	$8.74	$9.28	$10.53	$9.97
Number of units outstanding at end of period	17,189	13,609	26,767	77,556	15,354	138,827

	Period From 01-01-03 to 09-30-03	Year Ended December 31				
		2002	**2001**	**2000**	**1999**	**1998**
The Universal Institutional Funds Value Sub-Account						
Unit value at beginning of period	$8.18	$10.66	$10.57	$8.58	$8.87	$9.18
Unit value at end of period	$9.53	$8.18	$10.66	$10.57	$8.58	$8.87
Number of units outstanding at end of period	12,930	10,703	17,158	48,473	14,277	64,497
AMT Guardian Sub-Account						
Unit value at beginning of period	$7.45	$10.27	$10.58	$10.61	$9.36	$7.20
Unit value at end of period	$8.62	$7.45	$10.27	$10.58	$10.61	$9.36
Number of units outstanding at end of period	13,992	15,423	35,482	34,526	32,904	41,940
AMT Limited Maturity Bond Sub-Account*						
Unit value at beginning of period	$11.92	$11.48	$10.70	$10.16	$10.16	$9.87
Unit value at end of period	$12.05	$11.92	$11.48	$10.70	$10.16	$10.16
Number of units outstanding at end of period	60,990	70,413	69,491	18,407	12,645	2,056
AMT Mid-Cap Growth Sub-Account						
Unit value at beginning of period	$8.13	$11.67	$15.70	$17.21	$11.34	$8.26
Unit value at end of period	$9.19	$8.13	$11.67	$15.70	$17.21	$11.34
Number of units outstanding at end of period	46,018	47,120	62,928	79,077	56,696	33,595
AMT Partners Sub-Account						
Unit value at beginning of period	$7.03	$9.40	$9.81	$9.88	$9.33	$9.08
Unit value at end of period	$8.29	$7.03	$9.40	$9.81	$9.88	$9.33
Number of units outstanding at end of period	11,245	14,626	17,560	13,961	17,999	35,832
Warburg Pincus Fixed Income Sub-Account**						
Unit value at beginning of period	N/A	N/A	N/A	$10.40	$10.52	$9.87
Unit value at end of period				$11.28	$10.40	$10.52
Number of units outstanding at end of period				56,722	67,746	207,482
ING International Sub-Account***						
Unit value at beginning of period	$6.22	$7.52	$9.87	$13.51	$8.93	$8.60
Unit value at end of period	$7.03	$6.22	$7.52	$9.87	$13.51	$8.93
Number of units outstanding at end of period	18,416	19,342	21,984	22,377	18,360	8,207
Credit Suisse Trust Global Post-Venture Capital Sub-Account						
Unit value at beginning of period	$5.32	$8.20	$11.65	$14.57	$9.04	$8.61
Unit value at end of period	$6.95	$5.32	$8.20	$11,65	$14.57	$9.04
Number of units outstanding at end of period	16,436	15,969	18,578	28,125	70,155	6,957

*   On November 16, 2001, the Warburg Pincus Trust II Fixed Income Portfolio was replaced by the AMT Limited Maturity Bond Portfolio. The Accumulation Unit Values shown are for the periods beginning November 16, 2001.

**   On November 16, 2001, the Warburg Pincus Trust II Fixed Income Portfolio was closed to new investors and to new investments by existing investors. The Accumulation Unit Values shown are for the periods prior to November 16, 2001.

***   On December 14, 2001, the International Equity Fund of Credit Suisse Warburg Pincus Trust was replaced by the ING International Portfolio. The Accumulation Unit Values shown reflect the Accumulation Unit Values of the replace fund until December 14, 2001 and the Accumulation Unit Values of the ING International Portfolio after that date.

Table of Contents of the Statement of Additional Information

Please send me, at no charge, the Statement of Additional information dated January 2, 2004, for the Fixed and Variable Annuity Contract issued by ING USA Annuity and Life Insurance Company for:

/_/ SpectraDirect

(Please print or type and fill in all information.)

Name

Address

City   State   Zip Code

ULV-AD-4009 (1/04)

------------------------   -------------------
------------------------   Affix postage here
------------------------   The Post Office will
                                                              not deliver mail
                                                              without postage.

ING USA Annuity and Life Insurance Company
Customer Service Center
P.O. Box 9271
Des Moines, Iowa 50306-9271

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Issued by:

ING USA Annuity and Life Insurance Company

Distributed by Directed Services, Inc., Member NASD

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL AND GROUP FIXED AND VARIABLE DEFERRED
ANNUITY CONTRACTS

ISSUED BY

SEPARATE ACCOUNT U

AND

ING USA ANNUITY AND LIFE INSURANCE COMPANY

This is not a prospectus. This statement of additional information ("SAI") should be read in conjunction with the prospectus dated January 2, 2004, for the individual and group fixed and variable deferred annuity contracts which are referred to herein.

The prospectus concisely sets forth information that a prospective investor ought to know before investing. For a copy of the prospectus call or write the company at: ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271, Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066.

This Statement of Additional Information is dated January 2, 2004.

TABLE OF CONTENTS

INDEPENDENT AUDITORS

Certain financial statements included in this SAI, which is part of the registration statement, have been audited by Ernst & Young LLP, independent certified public accountants, as stated in their reports, which are included herein, and have been so included upon the authority of such firm as experts in accounting and auditing. (See "Financial Statements" for further detail of financial statements audited by Ernst & Young LLP.) Their principal business address is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

LEGAL OPINIONS

The legal validity of the Contracts was passed on by J. Neil McMurdie, Counsel for ING USA.

PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include total return figures for the time periods indicated in the advertisement. There will be different total return figures. One set will reflect the deduction of a 1.52% Mortality and Expense Risk Charge, a .15% Administrative Charge, the expenses for the underlying Portfolio being advertised and any applicable Contract Maintenance Charge. Another set will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a .15% Administrative Charge, the expenses of the underlying Portfolio being advertised and any applicable Contract Maintenance Charge. Any such advertisement will also include average annual total returns for the time periods indicated in the advertisement and will reflect the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the Contract Maintenance Charge, the Contingent Deferred Sales Charge and the expenses for the underlying Portfolio being advertised.

FEDERAL TAX STATUS

Note: The following description is based upon the company's understanding of current federal income tax law applicable to annuities in general. The company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The company does not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

TAX TREATMENT OF WITHDRAWALS -- NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59½; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59½ or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals -- Qualified Contracts.")

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment Portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment Portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the Portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the Portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the Portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the Portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios underlying the Contracts will be managed by the investment advisers for the Portfolios in such a manner as to comply with these diversification requirements.

OWNER CONTROL

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, Section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of a deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment, transfer, or pledge of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to take any of these actions with respect to their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Distributions from Section 401 plans, Section 403(b) annuities, or governmental Section 457 plans, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; (b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or (d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

QUALIFIED PLANS

The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals -- Qualified Contracts.")

a.   **Tax-Sheltered Annuities**

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals -- Qualified Contracts" and "Tax-Sheltered Annuities -- Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

The death benefit under the Contract could be characterized as an incidental death benefit, the amount of which is limited in any Code Section 403(b) annuity contract. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

b.   **Individual Retirement Annuities**

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals -- Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit provision in the Contract comports with IRA qualification requirements.

Purchasers of Contracts to be qualified as Individual Retirement Annuities or Roth IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c. Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Withdrawals -- Qualified Contracts.") Purchasers of Contracts for use with Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

The death benefit under the Contract could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

TAX TREATMENT OF WITHDRAWALS -- QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59½; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his designated beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59½ or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70½, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Roth IRAs do not require distributions during the Owner's lifetime. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES -- WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59½; (2) incurs a severance from employment; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract value which represents contributions by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

SECTION 457 -- DEFERRED COMPENSATION PLANS

Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish deferred compensation plans for the benefit of their employees which may invest in annuity contracts. The Code, as in the case of qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these Plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the Plan. Under a non-governmental Section 457 Plan, the plan assets remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the participant or beneficiary. However, for governmental Plans established after August 20, 1996, it is required that plan assets must be held in trust for the benefit of plan participants and are not subject to the claims of the general creditors of the employer. Furthermore, this requirement must be met for all governmental Plans no later than January 1, 1999. **In certain states, the Contracts may not be available for use in connection with Section 457 Plans.**

ANNUITY PROVISIONS

Currently, the Company makes available payment plans on a fixed basis only. (See the Prospectus for a description of the Annuity Options.)

FINANCIAL STATEMENTS

The statement of assets and liabilities of United Life & Annuity Separate Account One as of December 31, 2002, and the related statement of operations for the year ended December 31, 2002 and statement of changes in net assets for each of the two years ended December 31, 2002, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein. The statement of assets and liabilities of United Life & Annuity Separate Account One as of September 30, 2003, and the related statement of operations for the nine-month period ended September 30, 2003 and changes in net assets for the nine-month periods ended September 30, 2003 and 2002, appearing herein, are unaudited.

The pro forma financial statements of ING USA reflecting the merger of United Life & Annuity Insurance Company, Equitable Life Insurance Company of Iowa, and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA), appearing herein, are unaudited.

The consolidated balance sheet of Golden American Life Insurance Company at December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2002, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein. The consolidated balance sheet of Golden American Life Insurance Company as of September 30, 2003 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for the nine-month periods ended September 30, 2003 and 2002, appearing herein, are unaudited. Financial statements of Golden American Life Insurance Company should be considered only as bearing on Golden American Life Insurance Company's ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

We also are required to include several additional financial statements in this Statement of Additional Information because of the January 1, 2004 merger of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA). The statutory-basis balance sheets as of December 31, 2002 and December 31, 2001, and the related statutory-basis statements of operations, cash flows, and changes in capital and surplus for the two years ended December 31, 2002 of Ameribest Life Insurance Company (which merged into Equitable Life Insurance Company of Iowa effective January 1, 2003), Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing herein. The statutory-basis balance sheet as of September 30, 2003 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the nine-month periods ended September 30, 2003 and 2002 of Equitable Life Insurance Company of Iowa (which includes Ameribest Life Insurance Company), United Life & Annuity Insurance Company, and USG Annuity & Life Company, appearing herein, are unaudited.

January 2004

United Life & Annuity Separate Account One

Financial Statements

Year ended December 31, 2002

Contents

Report of Independent Auditors

The Board of Directors and Participants
United Life & Annuity Insurance Company

We have audited the accompanying statement of assets and liabilities of United Life & Annuity Separate Account One (the "Account") (comprised of the AIM V.I. Capital Appreciation, AIM V.I. Core Equity, AIM V.I. Diversified Income, AIM V.I. Growth, AIM V.I. International Growth, Alger American Growth, Credit Suisse Global Post-Venture Capital, Dreyfus Stock Index, Dreyfus Growth and Income, Federated American Leaders, Federated High Income Bond, Federated Prime Money, Federated Utility, Federated Fund for U.S. Government Securities, GCG Trust International Equity, MFS Emerging Growth, MFS Investors Trust, MFS Research, MFS Total Return, MFS Utilities, MSDW Emerging Markets Debt, MSDW Equity Growth, MSDW Global Value Equity, MSDW High Yield, MSDW Value, Neuberger Berman AMT Guardian, Neuberger Berman AMT Limited Maturity Bond, Neuberger Berman AMT Mid-Cap Growth, Neuberger Berman AMT Partners, Scudder Money Market, Scudder International, Van Eck Worldwide Hard Assets and Warburg Pincus Fixed Income Divisions) as of December 31, 2002, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the United Life & Annuity Separate Account One at December 31, 2002, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 14, 2003

United Life & Annuity Separate Account One

Statement of Assets and Liabilities

December 31, 2002
(Dollars in thousands, except for unit data)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Diversified Income	AIM V.I. Growth
Assets:				
Investments in mutual funds at fair value	$1,145	$1,397	$295	$1,217
Total assets	1,145	1,397	295	1,217
Liabilities:				
Due to (from) United Life & Annuity Insurance Company	--	--	--	--
Total liabilities	--	--	--	--
Net assets	$1,145	$1,397	$295	$1,217
Number of divisional units outstanding:				
SpectraSelect - Standard, SpectraDirect - Standard	55,311.090	93,462.989	21,852.734	109,008.435
SpectraSelect - Enhanced	12,356.906	7,334.496	1,229.797	9,715.410
SpectraDirect - Enhanced	89,318.266	75,048.360	7,055.445	110,378.203
Value per divisional unit:				
SpectraSelect - Standard, SpectraDirect - Standard	$7.35	$7.99	$9.82	$5.35
SpectraSelect - Enhanced	$7.28	$7.91	$9.72	$5.30
SpectraDirect - Enhanced	$7.26	$7.89	$9.69	$5.28
Total number of mutual fund shares	69,685	82,201	34,283	107,731
Cost of mutual fund shares	$1,811	$2,262	$323	$3,075

See accompanying notes.

AIM V.I. International Growth	Alger American Growth	Credit Suisse Global Post-Venture Capital	Dreyfus Stock Index	Dreyfus Growth and Income	Federated American Leaders	Federated High Income Bond
$572	$7,543	$168	$9,018	$3,141	$509	$4,036
572	7,543	168	9,018	3,141	509	4,036
--	3	--	4	2	--	1
--	3	--	4	2	--	1
$572	$7,540	$168	$9,014	$3,139	$509	$4,035
19,649.351	204,169.381	15,969.440	309,451.284	26,546.093	23,713.607	242,800.077
2,139.652	53,659.150	278.882	85,843.196	50,419.617	818.782	25,438.822
62,413.460	411,791.693	15,435.889	383,031.935	204,003.909	39,497.074	137,082.861
$6.85	$7.95	$5.32	$7.79	$7.40	$8.01	$8.88
$6.79	$12.78	$4.84	$14.15	$11.62	$7.94	$11.61
$6.77	$12.71	$5.26	$14.08	$11.56	$7.91	$11.56
45,771	306,222	26,170	401,344	195,581	33,452	570,081
$698	$15,661	$338	$14,023	$4,421	$625	$4,097

United Life & Annuity Separate Account One

Statement of Assets and Liabilities (continued)

December 31, 2002
(Dollars in thousands, except for unit data)

	Federated Prime Money	Federated Utility	Federated Fund for U.S. Government	GCG Trust International Equity
Assets:				
Investments in mutual funds at fair value	$2,176	$569	$3,206	$352
Total assets	2,176	569	3,206	352
Liabilities:				
Due to (from) United Life & Annuity Insurance Company	--	--	--	--
Total liabilities	--	--	--	--
Net assets	$2,176	$569	$3,206	$352
Number of divisional units outstanding:				
SpectraSelect - Standard, SpectraDirect - Standard	171,801.923	21,748.213	102,063.804	19,341.242
SpectraSelect - Enhanced	7,811.358	13,851.850	41,560.254	264.515
SpectraDirect - Enhanced	13,854.657	34,389.949	93,130.261	37,452.161
Value per divisional unit:				
SpectraSelect - Standard, SpectraDirect - Standard	$11.26	$6.26	$12.72	$6.22
SpectraSelect - Enhanced	$11.16	$9.01	$14.21	$6.04
SpectraDirect - Enhanced	$11.12	$8.96	$14.14	$6.14
Total number of mutual fund shares	2,175,885	75,672	267,588	51,064
Cost of mutual fund shares	$2,176	$973	$3,018	$464

See accompanying notes.

MFS Emerging Growth	MFS Investors Trust	MFS Research	MFS Total Return	MFS Utilities	MSDW Emerging Markets Debt	MSDW Equity Growth
$5,930	$494	$587	$7,257	$497	$372	$335
5,930	494	587	7,257	497	372	335
3	--	--	2	--	--	--
3	--	--	2	--	--	--
$5,927	$494	$587	$7,255	$497	$372	$335
133,044.531	18,714.075	48,534.191	136,557.277	39,202.016	22,302.532	26,982.430
63,372.200	2,126.820	2,642.200	85,516.255	1,233.874	424.014	604.471
401,418.604	49,534.105	33,713.175	269,356.342	20,696.028	10,943.560	18,007.471
$6.60	$7.08	$6.95	$11.12	$8.17	$11.08	$7.38
$10.92	$7.02	$6.88	$16.23	$8.09	$10.98	$7.32
$10.86	$6.99	$6.86	$16.15	$8.06	$10.95	$7.29
497,844	36,672	54,404	423,377	41,315	52,568	32,744
$13,048	$743	$1,117	$7,637	$890	$374	$445

United Life & Annuity Separate Account One

Statement of Assets and Liabilities (continued)

December 31, 2002
(Dollars in thousands, except for unit data)

	MSDW Global Value Equity	MSDW High Yield	MSDW Value	Neuberger Berman AMT Guardian
Assets:				
Investments in mutual funds at fair value	$261	$240	$838	$163
Total assets	261	240	838	163
Liabilities:				
Due to (from) United Life & Annuity Insurance Company	--	--	--	--
Total liabilities	--	--	--	--
Net assets	$261	$240	$838	$163
Number of divisional units outstanding:				
SpectraSelect - Standard, SpectraDirect - Standard	18,255.775	13,570.155	10,703.340	15,463.486
SpectraSelect - Enhanced	369.101	796.874	3,211.435	1,103.132
SpectraDirect - Enhanced	12,780.766	15,820.158	89,593.597	5,322.593
Value per divisional unit:				
SpectraSelect - Standard, SpectraDirect - Standard	$8.34	$7.99	$8.18	$7.45
SpectraSelect - Enhanced	$8.26	$7.92	$8.11	$7.38
SpectraDirect - Enhanced	$8.24	$7.89	$8.08	$7.36
Total number of mutual fund shares	26,470	41,849	84,881	15,163
Cost of mutual fund shares	$299	$317	$1,079	$219

See accompanying notes.

Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Mid-Cap Growth	Neuberger Berman AMT Partners	Scudder Money Market	Scudder International	Van Eck Worldwide Hard Assets
$1,741	$893	$412	$7,526	$1,343	$179
1,741	893	412	7,526	1,343	179
--	--	--	2	1	--
--	--	--	2	1	--
$1,741	$893	$412	$7,524	$1,342	$179
70,422.661	47,120.956	14,625.876	242,933.879	34,936.749	13,185.097
4,837.993	2,374.417	1,584.522	42,842.221	20,646.763	773.346
71,710.443	61,157.225	43,014.808	346,737.301	101,707.672	8,542.229
$11.92	$8.13	$7.03	$11.39	$6.50	$7.60
$11.81	$8.05	$6.96	$12.27	$9.16	$8.52
$11.77	$8.03	$6.94	$12.21	$9.11	$8.48
128,964	74,647	36,183	7,525,609	205,994	17,396
$1,719	$1,104	$450	$7,526	$2,744	$205

United Life & Annuity Separate Account One

Statement of Operations

For the year ended December 31, 2002
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Diversified Income	AIM V.I. Growth
Net investment income (loss)				
Income:				
Dividends	$ --	$ 5	$ 23	$ --
Total investment income	--	5	23	--
Expenses:				
Mortality and expense risk and other charges	37	59	8	50
Total expenses	37	59	8	50
Net investment income (loss)	(37)	(54)	15	(50)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(1,055)	(354)	(14)	(934)
Capital gains distributions	--	--	--	--
Total realized gain (loss) and capital gains distributions	(1,055)	(354)	(14)	(934)
Net unrealized appreciation (depreciation) of investments	549	18	(2)	285
Net increase (decrease) in net assets resulting from operations	$(543)	$(390)	$ (1)	$(699)

See accompanying notes.

AIM V.I. International Growth	Alger American Growth	Credit Suisse Global Post-Venture Capital	Dreyfus Stock Index	Dreyfus Growth and Income	Federated American Leaders	Federated High Income Bond
$ 4	$ 5	$ --	$ 163	$ 25	$ 7	$549
4	5	--	163	25	7	549
16	322	5	380	113	14	92
16	322	5	380	113	14	92
(12)	(317)	(5)	(217)	(88)	(7)	457
(370)	(3,667)	(249)	(1,604)	(383)	(40)	(831)
--	--	--	--	--	--	--
(370)	(3,667)	(249)	(1,604)	(383)	(40)	(831)
251	(988)	131	(1,999)	(1,004)	(108)	440
$(131)	$(4,972)	$(123)	$(3,820)	$(1,475)	$(155)	$ 66

United Life & Annuity Separate Account One

Statement of Operations (continued)

For the year ended December 31, 2002
(Dollars in thousands)

	Federated Prime Money	Federated Utility	Federated Fund for U.S. Government	GCG Trust International Equity
Net investment income (loss)				
Income:				
Dividends	$29	$ 57	$110	$ 3
Total investment income	29	57	110	3
Expenses:				
Mortality and expense risk and other charges	34	34	78	5
Total expenses	34	34	78	5
Net investment income (loss)	(5)	23	32	(2)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	--	(411)	132	(94)
Capital gains distributions	--	--	--	--
Total realized gain (loss) and capital gains distributions	--	(411)	132	(94)
Net unrealized appreciation (depreciation) of investments	--	42	28	40
Net increase (decrease) in net assets resulting from operations	$(5)	$(346)	$192	$(56)

See accompanying notes.

MFS Emerging Growth	MFS Investors Trust	MFS Research	MFS Total Return	MFS Utilities	MSDW Emerging Markets Debt	MSDW Equity Growth
$ --	$ 4	$ 2	$ 224	$ 29	$25	$ 1
--	4	2	224	29	25	1
282	18	18	252	21	6	15
282	18	18	252	21	6	15
(282)	(14)	(16)	(28)	8	19	(14)
(2,699)	(79)	(324)	(112)	(426)	3	(184)
--	--	--	61	--	--	--
(2,699)	(79)	(324)	(51)	(426)	3	(184)
(1,586)	(82)	82	(690)	82	1	50
$(4,567)	$(175)	$(258)	$(769)	$(336)	$23	$(148)

United Life & Annuity Separate Account One

Statement of Operations (continued)

For the year ended December 31, 2002
(Dollars in thousands)

	MSDW Global Value Equity	MSDW High Yield	MSDW Value	Neuberger Berman AMT Guardian
Net investment income (loss)				
Income:				
Dividends	$ 3	$ 28	$ 13	$ 4
Total investment income	3	28	13	4
Expenses:				
Mortality and expense risk and other charges	5	9	31	16
Total expenses	5	9	31	16
Net investment income (loss)	(2)	19	(18)	(12)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(37)	(138)	(153)	(125)
Capital gains distributions	3	--	--	--
Total realized gain (loss) and capital gains distributions	(34)	(138)	(153)	(125)
Net unrealized appreciation (depreciation) of investments	(15)	54	(195)	(17)
Net increase (decrease) in net assets resulting from operations	$(51)	$(65)	$(366)	$(154)

See accompanying notes.

	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Mid-Cap Growth	Neuberger Berman AMT Partners	Scudder Money Market	Scudder International	Van Eck Worldwide Hard Assets
	$60	$ --	$ 1	$ 116	$ 17	$ 2
	60	--	1	116	17	2
	24	26	10	473	48	5
	24	26	10	473	48	5
	36	(26)	(9)	(357)	(31)	(3)
	(2)	(951)	(108)	--	(970)	(11)
	--	--	--	--	--	--
	(2)	(951)	(108)	--	(970)	(11)
	14	498	(31)	--	544	1
	$48	$(479)	$(148)	$(357)	$(457)	$(13)

United Life & Annuity Separate Account One

Statements of Changes in Net Assets
For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Diversified Income	AIM V.I. Growth
Net assets at January 1, 2001	$3,476	$4,329	$492	$4,722
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(53)	(62)	16	(57)
Net realized gain (loss) on investments and capital gains distributions	5	(294)	(15)	(551)
Net unrealized appreciation (depreciation) of investments	(806)	(647)	9	(1,014)
Net increase (decrease) in net assets resulting from operations	(854)	(1,003)	10	(1,622)
Changes from principal transactions:				
Transfer of annuity fund deposits	11	3	30	24
Contract distributions and terminations	(688)	(990)	(195)	(789)
Transfer payments from (to) other Divisions	(12)	11	(4)	--
Increase (decrease) in assets derived from principal transactions	(689)	(976)	(169)	(765)
Total increase (decrease)	(1,543)	(1,979)	(159)	(2,387)
Net assets at December 31, 2001	1,933	2,350	333	2,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	(54)	15	(50)
Net realized gain (loss) on investments and capital gains distributions	(1,055)	(354)	(14)	(934)
Net unrealized appreciation (depreciation) of investments	549	18	(2)	285
Net increase (decrease) in net assets resulting from operations	(543)	(390)	(1)	(699)
Changes from principal transactions:				
Transfer of annuity fund deposits	2	1	4	3
Contract distributions and terminations	(242)	(559)	(31)	(406)
Transfer payments from (to) other Divisions	(5)	(5)	(10)	(16)
Increase (decrease) in assets derived from principal transactions	(245)	(563)	(37)	(419)
Total increase (decrease)	(788)	(953)	(38)	(1,118)
Net assets at December 31, 2002	$1,145	$1,397	$295	$1,217

See accompanying notes.

AIM V.I. International Growth	Alger American Growth	Credit Suisse Global Post-Venture Capita	Dreyfus Stock Index	Dreyfus Growth and Income	Federated American Leaders	Federated High Income Bond
$1,012	$23,176	$834	$25,704	$7,946	$879	$4,530
(18)	(400)	(12)	(365)	(152)	(8)	346
(20)	1,483	(284)	336	32	(14)	(694)
(210)	(4,305)	47	(3,672)	(570)	(41)	326
(248)	(3,222)	(249)	(3,701)	(690)	(63)	(22)
2	99	--	344	36	1	7
(93)	(3,936)	(148)	(5,429)	(1,376)	(74)	1,150
3	(30)	--	61	10	(5)	12
(88)	(3,867)	(148)	(5,024)	(1,330)	(78)	1,169
(336)	(7,089)	(397)	(8,725)	(2,020)	(141)	1,147
676	16,087	437	16,979	5,926	738	5,677
(12)	(317)	(5)	(217)	(88)	(7)	457
(370)	(3,667)	(249)	(1,604)	(383)	(40)	(831)
251	(988)	131	(1,999)	(1,004)	(108)	440
(131)	(4,972)	(123)	(3,820)	(1,475)	(155)	66
1	28	--	73	27	--	4
41	(3,512)	(146)	(4,109)	(1,280)	(66)	(1,690)
(15)	(91)	--	(109)	(59)	(8)	(22)
27	(3,575)	(146)	(4,145)	(1,312)	(74)	(1,708)
(104)	(8,547)	(269)	(7,965)	(2,787)	(229)	(1,642)
$ 572	$ 7,540	$168	$ 9,014	$3,139	$509	$4,035

ULA - S-16

United Life & Annuity Separate Account One

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	Federated Prime Money	Federated Utility	Federated Fund for U.S. Government	GCG Trust International Equity
Net assets at January 1, 2001	$2,238	$1,910	$4,857	$343
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	13	93	(5)
Net realized gain (loss) on investments and capital gains distributions	--	(90)	66	(23)
Net unrealized appreciation (depreciation) of investments	--	(203)	20	(56)
Net increase (decrease) in net assets resulting from operations	47	(280)	179	(84)
Changes from principal transactions:				
Transfer of annuity fund deposits	5	6	7	--
Contract distributions and terminations	(212)	(310)	(2,078)	(14)
Transfer payments from (to) other Divisions	--	1	--	(2)
Increase (decrease) in assets derived from principal transactions	(207)	(303)	(2,071)	(16)
Total increase (decrease)	(160)	(583)	(1,892)	(100)
Net assets at December 31, 2001	2,078	1,327	2,965	243
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	23	32	(2)
Net realized gain (loss) on investments and capital gains distributions	--	(411)	132	(94)
Net unrealized appreciation (depreciation) of investments	--	42	28	40
Net increase (decrease) in net assets resulting from operations	(5)	(346)	192	(56)
Changes from principal transactions:				
Transfer of annuity fund deposits	23	5	8	--
Contract distributions and terminations	135	(342)	109	177
Transfer payments from (to) other Divisions	(55)	(75)	(68)	(12)
Increase (decrease) in assets derived from principal transactions	103	(412)	49	165
Total increase (decrease)	98	(758)	241	109
Net assets at December 31, 2002	$2,176	$ 569	$3,206	$352

See accompanying notes.

	MFS Emerging Growth	MFS Investors Trust	MFS Research	MFS Total Return	MFS Utilities	MSDW Emerging Markets Debt	MSDW Equity Growth
	$22,847	$1,205	$1,564	$13,012	$2,526	$300	$750
	(356)	(12)	(14)	77	133	23	(13)
	1,557	(7)	34	616	35	3	(21)
	(8,898)	(180)	(387)	(976)	(751)	(1)	(91)
	(7,697)	(199)	(367)	(283)	(583)	25	(125)
	93	3	17	134	45	1	1
	(2,425)	(143)	(100)	(2,664)	(613)	(12)	(16)
	(2)	(2)	5	15	(4)	--	--
	(2,334)	(142)	(78)	(2,515)	(572)	(11)	(15)
	(10,031)	(341)	(445)	(2,798)	(1,155)	14	(140)
	12,816	864	1,119	10,214	1,371	314	610
	(282)	(14)	(16)	(28)	8	19	(14)
	(2,699)	(79)	(324)	(51)	(426)	3	(184)
	(1,586)	(82)	82	(690)	82	1	50
	(4,567)	(175)	(258)	(769)	(336)	23	(148)
	20	1	3	3	7	1	--
	(2,272)	(196)	(277)	(2,187)	(539)	47	(101)
	(70)	--	--	(6)	(6)	(13)	(26)
	(2,322)	(195)	(274)	(2,190)	(538)	35	(127)
	(6,889)	(370)	(532)	(2,959)	(874)	58	(275)
	$ 5,927	$ 494	$ 587	$ 7,255	$ 497	$372	$335

ULA - S-18

United Life & Annuity Separate Account One

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	MSDW Global Value Equity	MSDW High Yield	MSDW Value	Neuberger Berman AMT Guardian
Net assets at January 1, 2001	$836	$1,149	$1,419	$688
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	32	(4)	(5)
Net realized gain (loss) on investments and capital gains distributions	(35)	(317)	222	(10)
Net unrealized appreciation (depreciation) of investments	(22)	181	(231)	(11)
Net increase (decrease) in net assets resulting from operations	(75)	(104)	(13)	(26)
Changes from principal transactions:				
Transfer of annuity fund deposits	--	1	20	2
Contract distributions and terminations	(510)	(405)	19	118
Transfer payments from (to) other Divisions	--	--	13	(3)
Increase (decrease) in assets derived from principal transactions	(510)	(404)	52	117
Total increase (decrease)	(585)	(508)	39	91
Net assets at December 31, 2001	251	641	1,458	779
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	19	(18)	(12)
Net realized gain (loss) on investments and capital gains distributions	(34)	(138)	(153)	(125)
Net unrealized appreciation (depreciation) of investments	(15)	54	(195)	(17)
Net increase (decrease) in net assets resulting from operations	(51)	(65)	(366)	(154)
Changes from principal transactions:				
Transfer of annuity fund deposits	--	--	--	1
Contract distributions and terminations	70	(333)	(199)	(460)
Transfer payments from (to) other Divisions	(9)	(3)	(55)	(3)
Increase (decrease) in assets derived from principal transactions	61	(336)	(254)	(462)
Total increase (decrease)	10	(401)	(620)	(616)
Net assets at December 31, 2002	$261	$ 240	$ 838	$163

See accompanying notes.

Neuberger Berman MT Limited Maturity Bond	Neuberger Berman AMT Mid--Cap Growth	Neuberger Berman AMT Partners	Scudder Money Market	Scudder International	Van Eck Worldwide Hard Assets	Warburg Pincus Fixed Income
$ 249	$2,531	$267	$5,086	$4,981	$299	$1,232
--	(43)	(8)	32	563	(4)	16
9	(464)	(34)	--	(487)	(20)	15
4	(169)	9	--	(1,464)	(31)	27
13	(676)	(33)	32	(1,388)	(55)	58
--	10	1	95	28	1	5
935	(562)	95	2,358	(1,309)	(26)	(1,295)
10	(7)	--	57	8	--	--
945	(559)	96	2,510	(1,273)	(25)	(1,290)
958	(1,235)	63	2,542	(2,661)	(80)	(1,232)
1,207	1,296	330	7,628	2,320	219	--
36	(26)	(9)	(357)	(31)	(3)	--
(2)	(951)	(108)	--	(970)	(11)	--
14	498	(31)	--	544	1	--
48	(479)	(148)	(357)	(457)	(13)	--
7	5	--	185	8	5	--
477	118	230	221	(509)	(32)	--
2	(47)	--	(153)	(20)	--	--
486	76	230	253	(521)	(27)	--
534	(403)	82	(104)	(978)	(40)	--
$1,741	$ 893	$412	$7,524	$1,342	$179	$ --

This page intentionally left blank.

United Life & Annuity Separate Account One

Notes to Financial Statements

December 31, 2002

1. Organization

United Life & Annuity Insurance Company Separate Account One (the "Account") was established by United Life & Annuity Insurance Company ("United Life" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. United Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business United Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of United Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of United Life.

At December 31, 2002, the Account had, under SPECTRASelect and SPECTRADirect contracts, thirty-two investment divisions (the "Divisions"), thirty-one of which invest in independently managed mutual funds and one of which invests in a mutual fund managed by an affiliate, Directed Services, Inc. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

1. Organization (continued)

Investment Divisions at December 31, 2002 and related Trusts are as follows:

AIM Variable Insurance Funds, Inc.:
- AIM V.I. Capital Appreciation Fund
- AIM V.I. Core Equity Fund (formerly AIM V.I. Growth and Income Fund)
- AIM V.I. Diversified Income Fund
- AIM V.I. Growth Fund
- AIM V.I. International Growth Fund (formerly AIM V.I. International Equity Fund)

The Alger American Fund:
- Alger American Growth Portfolio

Credit Suisse Trust:
- Global Post-Venture Capital Portfolio (formerly Warburg Pincus Post-Venture Capital Portfolio)

Dreyfus Stock Index Fund:
- Dreyfus Stock Index Fund

Dreyfus Variable Investment Fund:
- Growth and Income Portfolio

Federated Insurance Series:
- Federated American Leaders Fund II
- Federated High Income Bond Fund II
- Federated Prime Money Fund II
- Federated Utility Fund II
- Federated Fund for U.S. Government Securities II

The GCG Trust:
- International Equity Series

MFS Variable Insurance Trust:
- MFS Emerging Growth Series
- MFS Investors Trust Series
- MFS Research Series
- MFS Total Return Series
- MFS Utilities Series

Morgan Stanley Dean Witter ("MSDW") Universal Funds, Inc.:
- MSDW Emerging Markets Debt Portfolio
- MSDW Equity Growth Portfolio
- MSDW Global Value Equity Portfolio
- MSDW High Yield Portfolio
- MSDW Value Portfolio

Neuberger Berman Advisers Management Trust:
- AMT Guardian Portfolio
- AMT Limited Maturity Bond Portfolio
- AMT Mid-Cap Growth Portfolio
- AMT Partners Portfolio

Scudder Variable Series I:
- Money Market Portfolio
- International Portfolio (Class A)

Van Eck Worldwide Insurance Trust:
- Worldwide Hard Assets Fund

On November 16, 2001, the consolidation of the Warburg Pincus Fixed Income Portfolio into the Neuberger Berman Limited Maturity Bond Portfolio took place at no cost to Contractholders. Shares of Neuberger Berman Limited Maturity Bond Division were substituted for shares of Warburg Pincus Fixed Income Division.

On December 14, 2001, the consolidation of the Warburg Pincus International Equity Portfolio into the GCG Trust International Equity Series took place at no cost to Contractholders. Shares of GCG Trust International Equity Series were substituted for shares of Warburg Pincus International Equity Portfolio. All activity for both the Warburg Pincus International Equity Portfolio and the GCG Trust International Equity Series is reflected in the GCG Trust International Equity Division throughout these financial statements and accompanying notes.

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

1. Organization (continued)

United Life has elected to terminate sales efforts of the Account. As a result, the Account is no longer available to new Contractowners. Existing Contractowners may continue to allocate purchase payments to, or transfers into, the Account.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Funds are determined on a first-in first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of United Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of United Life.

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Contractowners invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

Transfers

Transfers between the Account and United Life relate to gains and losses resulting from actual mortality experience, the full responsibility for which is assumed by United Life, Contractowner transfers between the general account and the Divisions, and other Contractowner activity including contract deposits and withdrawals. Unsettled transactions as of the reporting date appear on a net basis in the line Due to (from) United Life & Annuity Insurance Company on the Statement of Assets and Liabilities.

3. Charges and Fees

There are two different death benefit options referred to as "Standard" and "Enhanced". Under the terms of the Contracts, certain charges are allocated to the Contracts to cover United Life's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

United Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of 1.25% for Standard, 1.45% for SPECTRASelect Enhanced, and 1.52% for SPECTRADirect Enhanced, of the average daily net asset value of each Division of the Account to cover these risks.

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

3. Charges and Fees (continued)

Administrative Charges

A daily charge at an annual rate of 0.15% of the net asset value attributable to the Contracts is deducted.

Contract Maintenance Charges

An annual contract or certificate maintenance fee is deducted from the accumulation value of Contracts to cover ongoing administrative expenses. The charge is $30 per Contract year for SPECTRADirect Contracts and $0 for SPECTRASelect Contracts.

Contingent Deferred Sales Charges

Under the Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken. The following table reflects the surrender charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	Surrender Charge	
	SPECTRASelect	SPECTRADirect
0	7%	8.5%
1	6	8
2	5	7.5
3	4	7
4	3	6.5
5	2	6
6	1	5
7	--	4
8	--	3
9	--	2
10+	--	--

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

3. Charges and Fees (continued)

Other Contract Charges

A transfer charge computed as the lesser of 2% of the Contract value transferred or $25 will be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity Contracts issued by insurance companies. If the owner of a Contract lives in a state, which levies such a tax, United Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

4. Related Party Transactions

During the year ended December 31, 2002, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to The GCG Trust. The Fund's advisory agreement provided for a fee at an annual rate of 1.25% of the average net assets of the International Equity Series.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Year Ended December 31 | | | |
| | 2002 | | 2001 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds, Inc.:				
AIM V.I. Capital Appreciation	$ 644	$ 926	$ 422	$ 1,007
AIM V.I. Core Equity	162	780	141	1,178
AIM V.I. Diversified Income	101	122	82	235
AIM V.I. Growth	237	706	265	1,087
AIM V.I. International Growth	395	380	216	302
The Alger American Fund:				
Alger American Growth	385	4,274	3,429	5,242
Credit Suisse Trust:				
Global Post-Venture Capital	26	177	136	297
Dreyfus Stock Index Fund:				
Dreyfus Stock Index	703	5,060	1,288	6,586
Dreyfus Variable Investment Fund:				
Growth and Income	491	1,889	596	1,974

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

5. Purchases and Sales of Investment Securities (continued)

	Year Ended December 31			
	2002		2001	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Federated Insurance Series:				
Federated American Leaders	$ 164	$ 245	$ 265	$ 346
Federated High Income Bond	5,018	6,267	3,849	2,334
Federated Prime Money	553	455	377	537
Federated Utility	94	483	110	400
Federated Fund for U.S. Government	1,712	1,631	792	2,770
The GCG Trust:				
International Equity	256	93	27	48
MFS Variable Insurance Trust:				
MFS Emerging Growth	1,523	4,124	2,753	4,439
MFS Investors Trust	11	220	155	285
MFS Research	35	326	432	354
MFS Total Return	1,086	3,241	1,851	4,031
MFS Utilities	42	572	344	731
Morgan Stanley Dean Witter Universal Institutional Funds, Inc.:				
Emerging Markets Debt	117	64	62	50
Equity Growth	161	302	181	207
Global Value Equity	264	202	19	548
High Yield	41	358	822	1,194
Value	575	847	1,254	1,174
Neuberger Berman Advisers Management Trust:				
AMT Guardian	46	520	469	325
AMT Limited Maturity Bond	826	304	1,452	506
AMT Mid-Cap Growth	971	921	219	821
AMT Partners	698	477	283	186
Scudder Variable Series I:				
Money Market Portfolio	12,032	12,134	10,395	7,853
International	244	795	747	1,457
Van Eck Worldwide Insurance Trust:				
Worldwide Hard Assets	53	84	199	227
Warburg Pincus Trust II:				
Fixed Income	--	--	93	1,363

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

6. Changes in Units

The net changes in units outstanding follow:

	Year ended December 31					
	2002			**2001**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds, Inc.:						
AIM V.I. Capital Appreciation	**71,462**	**111,803**	**(40,341)**	26,577	97,276	(70,699)
AIM V.I. Core Equity	**20,261**	**90,345**	**(70,084)**	15,502	113,797	(98,295)
AIM V.I. Diversified Income	**8,344**	**12,416**	**(4,072)**	6,156	23,770	(17,614)
AIM V.I. Growth	**41,130**	**110,841**	**(69,711)**	31,078	125,636	(94,558)
AIM V.I. International Growth	**53,843**	**52,204**	**1,638**	21,543	31,956	(10,413)
The Alger American Fund:						
Alger American Growth	**31,928**	**296,212**	**(264,285)**	54,024	299,760	(245,736)
Credit Suisse Trust:						
Global Post-Venture Capital	**4,366**	**26,330**	**(21,965)**	14,440	32,714	(18,274)
Dreyfus Stock Index Fund:						
Dreyfus Stock Index	**54,902**	**393,866**	**(338,965)**	87,437	433,828	(346,391)
Dreyfus Variable Investment Fund:						
Growth and Income	**45,178**	**149,881**	**(104,702)**	38,275	131,788	(93,513)
Federated Insurance Series:						
Federated American Leaders	**18,276**	**27,081**	**(8,805)**	24,353	33,271	(8,918)
Federated High Income Bond	**490,526**	**643,871**	**(153,345)**	359,099	223,200	135,899
Federated Prime Money	**47,280**	**38,429**	**8,851**	27,018	45,710	(18,692)
Federated Utility	**5,489**	**55,200**	**(49,711)**	6,902	32,749	(25,847)
Federated Fund for U.S. Government						
The GCG Trust:	**125,327**	**122,261**	**3,066**	52,626	219,306	(166,680)
International Equity						
MFS Variable Insurance Trust:	**38,396**	**13,764**	**24,632**	2,926	5,418	(2,492)
MFS Emerging Growth						
MFS Investors Trust	**126,151**	**381,762**	**(255,6**	141,139	278,528	(137,389)
MFS Research	**1,000**	**26,374**	**(25,**	13,180	27,841	(14,661)
MFS Total Return	**4,416**	**40,055**	**(35,**	25,191	35,217	(10,026)
MFS Utilities	**65,808**	**213,350**	**(147,542)**	93,249	254,539	(161,290)
Morgan Stanley Dean Witter Universal Institutional Funds, Inc.:						
Emerging Markets Debt	**8,776**	**5,752**	**3,024**	3,667	4,744	(1,077)
Equity Growth	**21,349**	**34,746**	**(13,**	16,743	18,374	(1,631)
Global Value Equity	**28,586**	**21,912**	**6,674**	1,576	52,558	(50,982)
High Yield	**2,368**	**45,896**	**(43,529)**	78,462	128,814	(50,352)
Value	**57,095**	**91,599**	**(34,504)**	113,923	110,802	3,121

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

6. Changes in Units (continued)

	Year ended December 31					
	2002			2001		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Neuberger Berman Advisers Management Trust:						
AMT Guardian	5,469	59,740	(54,271)	41,448	30,530	10,918
AMT Limited Maturity Bond	66,823	25,341	41,482	127,994	45,771	82,223
AMT Mid-Cap Growth	101,963	102,870	(906)	19,613	69,817	(50,204)
AMT Partners	84,366	60,544	23,822	28,308	20,192	8,116
Scudder Variable Series I:						
Money Market	1,045,007	1,055,737	(10,731)	915,105	706,303	208,802
International	22,559	82,839	(60,280)	9,643	109,817	(100,174)
Van Eck Worldwide Insurance Trust:						
Worldwide Hard Assets	5,885	9,508	(3,622)	20,210	25,460	(5,250)
Warburg Pincus Trust II:						
Fixed Income	--	--	--	4,680	114,348	(109,668)

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

7. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000s)	Unit Fair Value lowest to highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest	Total Return lowest to highest
AIM Variable Insurance Funds, Inc.:						
AIM V.I. Capital Appreciation						
2002	157	$7.26 to $7.35	$ 1,145	--	1.40% to 1.67%	-25.61% to -25.46%
2001	197	$9.76 to $9.86	1,933	--	1.40% to 1.67%	-24.54% to -24.33%
2000	268	$12.93 to $13.03	3,476	*	*	*
AIM V.I. Core Equity						
2002	176	$7.89 to $7.99	1,397	0.28%	1.40% to 1.67%	-17.00% to -16.77%
2001	246	$9.50 to $9.60	2,350	0.04%	1.40% to 1.67%	-24.12% to -23.87%
2000	344	$12.52 to 12.61	4,329	*	*	*
AIM V.I. Diversified Income						
2002	30	$9.69 to $9.82	295	7.64%	1.40% to 1.67%	0.62% to 0.92%
2001	34	$9.63 to $9.73	333	5.92%	1.40% to 1.67%	1.80% to 2.10%
2000	52	$9.46 to $9.53	492	*	*	*
AIM V.I. Growth						
2002	229	$5.28 to $5.35	1,217	--	1.40% to 1.67%	-32.13% to -31.93%
2001	299	$7.78 to $7.86	2,335	0.18%	1.40% to 1.67%	-34.95% to -34.77%
2000	393	$11.96 to $12.05	4,722	*	*	*
AIM V.I. International Growth						
2002	84	$6.77 to $6.85	572	0.58%	1.40% to 1.67%	-17.03% to -16.87%
2001	83	$8.16 to $8.24	676	--	1.40% to 1.67%	-24.86% to -24.61%
2000	93	$10.86 to $10.93	1,012	*	*	*

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value lowest to highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest	Total Return lowest to highest
The Alger American Fund:						
Alger American Growth						
2002	670	$7.95 to $12.78	$ 7,540	0.04%	1.40% to 1.67%	-34.11% to -33.97%
2001	934	$12.04 to $19.37	16,087	0.24%	1.40% to 1.67%	-13.29% to -13.07%
2000	1,180	$13.85 to $22.34	23,176	*	*	*
Credit Suisse Trust:						
Global Post-Venture Capital						
2002	32	$4.84 to $5.32	168	--	1.40% to 1.67%	-35.22% to -35.12%
2001	54	$7.46 to $8.20	437	--	1.40% to 1.67%	-29.82% to -29.61%
2000	72	$10.63 to $11.65	834	*	*	*
Dreyfus Stock Index Fund:						
Dreyfus Stock Index						
2002	778	$7.79 to $14.15	9,014	1.27%	1.40% to 1.67%	-23.64% to -23.40%
2001	1,117	$10.17 to $18.51	16,979	1.05%	1.40% to 1.67%	-13.63% to -13.45%
2000	1,464	$11.75 to $21.42	25,704	*	*	*
Dreyfus Variable Investment Fund:						
Growth and Income						
2002	281	$7.40 to $11.62	3,139	0.58%	1.40% to 1.67%	-26.60% to -26.37%
2001	386	$10.05 to $15.81	5,926	0.48%	1.40% to 1.67%	-7.41% to -7.12%
2000	479	$10.82 to $17.07	7,946	*	*	*
Federated Insurance Series:						
Federated American Leaders						
2002	64	$7.91 to $8.01	509	1.12%	1.40% to 1.67%	-21.53% to -21.32%
2001	73	$10.08 to $10.18	738	1.53%	1.40% to 1.67%	-5.79% to -5.57%
2000	82	$10.70 to $10.78	879	*	*	*

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value lowest to highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest	Total Return lowest to highest
Federated Insurance Series (continued):						
Federated High Income Bond						
2002	405	$8.88 to $11.61	$ 4,035	13.29%	1.40% to 1.67%	-0.26% to 0.00%
2001	559	$8.88 to $11.64	5,677	10.13%	1.40% to 1.67%	-0.34% to -0.11%
2000	423	$8.89 to $11.67	4,530	*	*	*
Federated Prime Money						
2002	193	$11.12 to $11.26	2,176	1.40%	1.40% to 1.67%	-0.27% to 0.00%
2001	185	$11.15 to $11.26	2,078	3.71%	1.40% to 1.67%	2.01% to 2.27%
2000	203	$10.93 to $11.01	2,238	*	*	*
Federated Utility						
2002	70	$6.26 to $9.01	569	6.00%	1.40% to 1.67%	-25.21% to -24.94%
2001	120	$8.34 to $12.04	1,327	3.64%	1.40% to 1.67%	-15.16% to -14.98%
2000	146	$9.81 to $14.18	1,910	*	*	*
Federated Fund for U.S. Government						
2002	237	$12.72 to $14.21	3,206	3.55%	1.40% to 1.67%	7.20% to 7.52%
2001	234	$11.83 to $13.24	2,965	4.66%	1.40% to 1.67%	5.27% to 5.53%
2000	400	$11.21 to $12.57	4,857	*	*	*
The GCG Trust:						
International Equity						
2002	57	$6.04 to $6.22	352	1.01%	1.40% to 1.67%	-17.58% to -17.29%
2001	32	$7.32 to $7.52	243	--	1.40% to 1.67%	-23.99% to -23.81%
2000	35	$9.80 to $9.87	343	*	*	*

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value lowest to highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest	Total Return lowest to highest
MFS Variable Insurance Trust:						
MFS Emerging Growth						
2002	598	$6.60 to $10.92	$ 5,927	--	1.40% to 1.67%	-34.89% to -34.65%
2001	853	$10.10 to $16.75	12,816	--	1.40% to 1.67%	-34.59% to -34.46%
2000	991	$15.41 to $25.59	22,847	*	*	*
MFS Investors Trust						
2002	70	$6.99 to $7.08	494	0.58%	1.40% to 1.67%	-22.33% to -22.11%
2001	96	$9.00 to $9.09	864	0.72%	1.40% to 1.67%	-17.41% to -17.36%
2000	110	$10.89 to $10.97	1,205	*	*	*
MFS Research						
2002	85	$6.86 to $6.95	587	0.30%	1.40% to 1.67%	-25.78% to -25.51%
2001	121	$9.24 to $9.33	1,119	1.29%	1.40% to 1.67%	-22.55% to -22.38%
2000	131	$11.93 to $12.02	1,564	*	*	*
MFS Total Return						
2002	491	$11.12 to $16.23	7,255	2.51%	1.40% to 1.67%	-6.76% to -6.48%
2001	639	$11.89 to $17.39	10,214	3.22%	1.40% to 1.67%	-1.42% to -1.16%
2000	800	$12.03 to $17.63	13,012	*	*	*
MFS Utilities						
2002	61	$8.06 to $8.17	497	3.16%	1.40% to 1.67%	-24.11% to -23.79%
2001	128	$10.62 to $10.72	1,371	9.45%	1.40% to 1.67%	-25.44% to -25.30%
2000	177	$14.24 to $14.35	2,526	*	*	*
Morgan Stanley Dean Witter Universal Institutional Funds, Inc.:						
Emerging Markets Debt						
2002	34	$10.95 to $11.08	372	7.43%	1.40% to 1.67%	7.44% to 7.68%
2001	31	$10.19 to $10.29	314	8.81%	1.40% to 1.67%	8.29% to 8.54%
2000	32	$9.41 to $9.48	300	*	*	*

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value lowest to highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest	Total Return lowest to highest
Morgan Stanley Dean Witter Universal Institutional Funds, Inc. (continued):						
Equity Growth						
2002	46	$7.29 to $7.38	$ 335	0.16%	1.40% to 1.67%	-29.09% to -28.90%
2001	59	$10.28 to $10.38	610	--	1.40% to 1.67%	-16.49% to -16.29%
2000	61	$12.31 to $12.40	750	*	*	*
Global Value Equity						
2002	31	$8.24 to $8.34	261	1.11%	1.40% to 1.67%	-18.25% to -18.07%
2001	25	$10.08 to $10.18	251	0.65%	1.40% to 1.67%	-8.53% to -8.29%
2000	76	$11.02 to $11.10	836	*	*	*
High Yield						
2002	30	$7.89 to $7.99	240	6.26%	1.40% to 1.67%	-8.89% to -8.58%
2001	74	$8.66 to $8.74	641	6.81%	1.40% to 1.67%	-6.07% to -5.82%
2000	124	$9.22 to $9.28	1,149	*	*	*
Value						
2002	103	$8.08 to $8.18	838	1.08%	1.40% to 1.67%	-23.41% to -23.26%
2001	138	$10.55 to $10.66	1,458	2.83%	1.40% to 1.67%	0.57% to 0.85%
2000	135	$10.49 to $10.57	1,419	*	*	*
Neuberger Berman Advisers Management Trust:						
AMT Guardian						
2002	22	$7.36 to $7.45	163	0.91%	1.40% to 1.67%	-27.65% to -27.53%
2001	76	$10.17 to $10.28	779	2.00%	1.40% to 1.67%	-3.14 % to -2.84%
2000	65	$10.50 to $10.58	688	*	*	*
AMT Limited Maturity Bond						
2002	147	$11.77 to $11.92	1,741	4.38%	1.40% to 1.67%	3.52% to 3.83%
2001	105	$11.37 to $11.48	1,207	3.16%	1.40% to 1.67%	6.96% to 7.29%
2000	23	$10.63 to $10.70	249	*	*	*

United Life & Annuity Separate Account One

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value lowest to highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest	Total Return lowest to highest
Neuberger Berman Advisers Management Trust (continued):						
AMT Mid-Cap Growth						
2002	111	$8.03 to $8.13	$ 893	--	1.40% to 1.67%	-30.48% to -30.33%
2001	112	$11.55 to $11.67	1,296	--	1.40% to 1.67%	-25.91% to -25.67%
2000	162	$15.59 to $15.70	2,531	*	*	*
AMT Partners						
2002	59	$6.94 to $7.03	412	0.33%	1.40% to 1.67%	-25.46% to -25.21%
2001	35	$9.31 to $9.40	330	0.29%	1.40% to 1.67%	-4.41% to -4.18%
2000	27	$9.74 to $9.81	267	*	*	*
Scudder Variable Series I:						
Money Market						
2002	633	$11.39 to $12.27	7,524	1.47%	1.40% to 1.67%	-0.16% to 0.09%
2001	643	$11.38 to $12.28	7,628	3.63%	1.40% to 1.67%	2.17% to 2.43%
2000	434	$11.11 to $12.01	5,086	*	*	*
International						
2002	157	$6.50 to $9.16	1,342	0.90%	1.40% to 1.67%	-19.74% to -19.55%
2001	218	$8.08 to $11.40	2,320	19.90%	1.40% to 1.67%	-32.00% to -31.81%
2000	318	$11.85 to $16.75	4,981	*	*	*
Van Eck Worldwide Insurance Trust:						
Worldwide Hard Assets						
2002	23	$7.60 to $8.52	179	0.88%	1.40% to 1.67%	-4.40% to -4.16%
2001	26	$7.93 to $8.91	219	1.00%	1.40% to 1.67%	-11.92% to -11.69%
2000	31	$8.98 to $10.11	299	*	*	*

* Not provided for 2000.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Financial Statements-Unaudited
Nine months ended September 30, 2003

Contents

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Diversified Income	AIM V.I. Growth	AIM V.I. International Growth
Assets					
Investments in mutual funds at fair value	$ 1,280	$ 1,307	$ 274	$ 1,116	$ 518
Total assets	1,280	1,307	274	1,116	518
Liabilities					
Due to (from) United Life & Annuity Insurance Company	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,280	$ 1,307	$ 274	$ 1,116	$ 518
Number of divisional units outstanding:					
SpectraSelect-Standard, SpectraDirect-Standard	49,440.854	77,292.496	17,623.596	79,979.368	17,402.546
SpectraSelect-Enhanced	11,766.107	6,728.658	1,175.485	9,289.278	1,882.646
SpectraDirect-Enhanced	92,121.020	64,168.595	7,468.740	90,663.556	49,073.667
Value per divisional unit:					
SpectraSelect-Standard, SpectraDirect-Standard	$ 8.43	$ 8.88	$ 10.49	$ 6.25	$ 7.66
SpectraSelect-Enhanced	$ 8.34	$ 8.79	$ 10.38	$ 6.18	$ 7.58
SpectraDirect-Enhanced	$ 8.31	$ 8.75	$ 10.34	$ 6.16	$ 7.55
Total number of mutual fund shares	67,238	68,480	29,530	83,598	36,727
Cost of mutual fund shares	$ 1,448	$ 1,889	$ 267	$ 2,112	$ 522

The accompanying notes are an integral part of these financial statements.

ULA - 9/30/03 S-2

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	Alger American Growth	Suisse Global Post-Venture Capital	Dreyfus Stock Index	Dreyfus Growth and Income	Federated American Leaders
Assets					
Investments in mutual funds at fair value	$ 7,804	$ 248	$ 8,242	$ 2,887	$ 422
Total assets	7,804	248	8,242	2,887	422
Liabilities					
Due to (from) United Life & Annuity Insurance Company	3	-	3	1	-
Total liabilities	3	-	3	1	-
Net assets	$ 7,801	$ 248	$ 8,239	$ 2,886	$ 422
Number of divisional units outstanding:					
SpectraSelect-Standard, SpectraDirect-Standard	175,520.191	16,435.786	253,548.597	26,049.551	19,229.332
SpectraSelect-Enhanced	48,231.345	501.012	74,825.263	42,999.015	428.251
SpectraDirect-Enhanced	357,166.946	19,099.675	301,828.088	164,403.062	28,614.082
Value per divisional unit:					
SpectraSelect-Standard, SpectraDirect-Standard	$ 9.49	$ 6.95	$ 8.83	$ 8.25	$ 8.82
SpectraSelect-Enhanced	$ 15.22	$ 6.31	$ 16.01	$ 12.94	$ 8.73
SpectraDirect-Enhanced	$ 15.13	$ 6.85	$ 15.92	$ 12.87	$ 8.69
Total number of mutual fund shares	262,857	29,389	323,835	160,474	25,357
Cost of mutual fund shares	$ 13,114	$ 328	$ 11,068	$ 3,609	$ 460

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	Federated High Income Bond	Federated Prime Money	Federated Utility	Federated Fund for US Government	ING International
Assets					
Investments in mutual funds at fair value	$ 2,220	$ 1,861	$ 524	$ 2,998	$ 181
Total assets	2,220	1,861	524	2,998	181
Liabilities					
Due to (from) United Life & Annuity Insurance Company	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,220	$ 1,861	$ 524	$ 2,998	$ 181
Number of divisional units outstanding:					
SpectraSelect-Standard, SpectraDirect-Standard	55,093.774	151,674.192	21,002.645	104,790.931	18,415.827
SpectraSelect-Enhanced	18,514.666	196.880	11,642.629	28,632.047	5.726
SpectraDirect-Enhanced	106,498.435	14,490.814	27,296.289	87,158.944	7,478.512
Value per divisional unit:					
SpectraSelect-Standard, SpectraDirect-Standard	$ 10.20	$ 11.20	$ 6.82	$ 12.84	$ 7.03
SpectraSelect-Enhanced	$ 13.32	$ 11.08	$ 9.81	$ 14.33	$ 6.82
SpectraDirect-Enhanced	$ 13.25	$ 11.04	$ 9.76	$ 14.25	$ 6.93
Total number of mutual fund shares	292,433	1,860,543	67,951	255,551	23,034
Cost of mutual fund shares	$ 2,002	$ 1,861	$ 821	$ 2,951	$ 169

The accompanying notes are an integral part of these financial statements.

ULA - 9/30/03 S-4

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	MFS Emerging Growth	MFS Investors Trust	MFS Research	MFS Total Return	MFS Utilities
Assets					
Investments in mutual funds at fair value	$ 6,143	$ 497	$ 576	$ 7,027	$ 514
Total assets	6,143	497	576	7,027	514
Liabilities					
Due to (from) United Life & Annuity Insurance Company	3	-	-	2	-
Total liabilities	3	-	-	2	-
Net assets	$ 6,140	$ 497	$ 576	$ 7,025	$ 514
Number of divisional units outstanding:					
SpectraSelect-Standard, SpectraDirect-Standard	122,260.810	16,553.300	41,414.942	134,788.886	32,714.618
SpectraSelect-Enhanced	55,913.236	4,321.739	1,103.117	76,299.602	3,054.808
SpectraDirect-Enhanced	349,590.069	43,718.198	32,460.013	235,965.163	16,657.309
Value per divisional unit:					
SpectraSelect-Standard, SpectraDirect-Standard	$ 7.79	$ 7.77	$ 7.73	$ 11.95	$ 9.85
SpectraSelect-Enhanced	$ 12.86	$ 7.69	$ 7.65	$ 17.42	$ 9.75
SpectraDirect-Enhanced	$ 12.79	$ 7.66	$ 7.62	$ 17.32	$ 9.71
Total number of mutual fund shares	432,603	33,489	47,827	384,412	35,908
Cost of mutual fund shares	$ 9,655	$ 661	$ 934	$ 6,953	$ 747

The accompanying notes are an integral part of these financial statements.

ULA - 9/30/03 S-5

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	MSDW Emerging Markets Debt	MSDW Equity Growth	MSDW Global Value Equity	MSDW High Yield	MSDW Value
Assets					
Investments in mutual funds at fair value	$ 416	$ 349	$ 259	$ 397	$ 778
Total assets	416	349	259	397	778
Liabilities					
Due to (from) United Life & Annuity Insurance Company	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 416	$ 349	$ 259	$ 397	$ 778
Number of divisional units outstanding:					
SpectraSelect-Standard, SpectraDirect-Standard	21,725.876	23,674.065	18,846.660	17,189.362	12,930.312
SpectraSelect-Enhanced	546.236	604.836	200.463	796.680	3,154.333
SpectraDirect-Enhanced	9,316.155	18,025.420	8,933.854	24,521.427	66,514.504
Value per divisional unit:					
SpectraSelect-Standard, SpectraDirect-Standard	$ 13.22	$ 8.30	$ 9.30	$ 9.43	$ 9.53
SpectraSelect-Enhanced	$ 13.08	$ 8.21	$ 9.20	$ 9.32	$ 9.43
SpectraDirect-Enhanced	$ 13.03	$ 8.18	$ 9.17	$ 9.29	$ 9.39
Total number of mutual fund shares	48,791	30,026	23,365	59,115	67,201
Cost of mutual fund shares	$ 357	$ 368	$ 253	$ 392	$ 806

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	Neuberger Berman AMT Guardian	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Mid Cap Growth	Neuberger Berman AMT Partners	Scudder Money Market
Assets					
Investments in mutual funds at fair value	$ 193	$ 1,647	$ 1,117	$ 403	$ 7,105
Total assets	193	1,647	1,117	403	7,105
Liabilities					
Due to (from) United Life & Annuity Insurance Company	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 193	$ 1,647	$ 1,117	$ 403	$ 7,104
Number of divisional units outstanding:					
SpectraSelect-Standard, SpectraDirect-Standard	13,991.585	60,990.406	46,018.391	11,244.695	302,832.211
SpectraSelect-Enhanced	1,102.907	4,373.189	2,713.322	1,914.292	9,665.147
SpectraDirect-Enhanced	7,355.349	72,350.904	73,930.536	36,034.436	292,685.722
Value per divisional unit:					
SpectraSelect-Standard, SpectraDirect-Standard	$ 8.62	$ 12.05	$ 9.19	$ 8.29	$ 11.34
SpectraSelect-Enhanced	$ 8.53	$ 11.92	$ 9.09	$ 8.20	$ 12.20
SpectraDirect-Enhanced	$ 8.50	$ 11.88	$ 9.05	$ 8.17	$ 12.14
Total number of mutual fund shares	15,391	119,403	81,697	29,690	7,104,717
Cost of mutual fund shares	$ 210	$ 1,598	$ 1,143	$ 372	$ 7,105

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	Scudder International	Van Eck Worldwide Hard Assets
Assets		
Investments in mutual funds at fair value	$ 1,263	$ 200
Total assets	1,263	200
Liabilities		
Due to (from) United Life & Annuity Insurance Company	1	-
Total liabilities	1	-
Net assets	$ 1,262	$ 200
Number of divisional units outstanding:		
SpectraSelect-Standard, SpectraDirect-Standard	30,595.163	11,910.158
SpectraSelect-Enhanced	17,587.480	537.917
SpectraDirect-Enhanced	85,927.293	8,284.740
Value per divisional unit:		
SpectraSelect-Standard, SpectraDirect-Standard	$ 7.20	$ 9.18
SpectraSelect-Enhanced	$ 10.12	$ 10.28
SpectraDirect-Enhanced	$ 10.06	$ 10.22
Total number of mutual fund shares	174,666	15,948
Cost of mutual fund shares	$ 2,089	$ 181

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Operations-Unaudited
For the nine months ended September 30, 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Diversified Income	AIM V.I. Growth	AIM V.I. International Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	16	18	5	16	8
Total expenses	16	18	5	16	8
Net investment income (loss)	(16)	(18)	(5)	(16)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(318)	(129)	(14)	(685)	(64)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) and capital gains distributions	(318)	(129)	(14)	(685)	(64)
Net unrealized appreciation (depreciation) of investments	498	283	35	862	122
Net increase (decrease) in net assets resulting from operations	$ 164	$ 136	$ 16	$ 161	$ 50

The accompanying notes are an integral part of these financial statements.

ULA - 9/30/03 S-9

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Operations-Unaudited
For the nine months ended September 30, 2003
(Dollars in thousands)

	Alger American Growth	Credit Suisse Global Post-Venture Capital	Dreyfus Stock Index	Dreyfus Growth and Income	Federated American Leaders
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 90	$ 17	$ 7
Total investment income	-	-	90	17	7
Expenses:					
Mortality and expense risk and other charges	117	2	154	47	6
Total expenses	117	2	154	47	6
Net investment income (loss)	(117)	(2)	(64)	(30)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,433)	(40)	(1,152)	(237)	(42)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) and capital gains distributions	(1,433)	(40)	(1,152)	(237)	(42)
Net unrealized appreciation (depreciation) of investments	2,809	90	2,179	558	78
Net increase (decrease) in net assets resulting from operations	$ 1,259	$ 48	$ 963	$ 291	$ 37

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Operations-Unaudited
For the nine months ended September 30, 2003
(Dollars in thousands)

	Federated High Income Bond	Federated Prime Money	Federated Utility	Federated Fund for US Government	ING International
Net investment income (loss)					
Income:					
Dividends	$ 292	$ 11	$ 37	$ 140	$ -
Total investment income	292	11	37	140	-
Expenses:					
Mortality and expense risk and other charges	46	22	7	48	3
Total expenses	46	22	7	48	3
Net investment income (loss)	246	(11)	30	92	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(63)	-	(93)	65	(116)
Capital gains distributions	-	-	-	7	-
Total realized gain (loss) and capital gains distributions	(63)	-	(93)	72	(116)
Net unrealized appreciation (depreciation) of investments	278	-	107	(141)	124
Net increase (decrease) in net assets resulting from operations	$ 461	$ (11)	$ 44	$ 23	$ 5

The accompanying notes are an integral part of these financial statements.

ULA - 9/30/03 S-11

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Operations-Unaudited
For the nine months ended September 30, 2003
(Dollars in thousands)

	MFS Emerging Growth	MFS Investors Trust	MFS Research	MFS Total Return	MFS Utilities
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 4	$ 126	$ 12
Total investment income	-	3	4	126	12
Expenses:					
Mortality and expense risk and other charges	92	7	8	103	7
Total expenses	92	7	8	103	7
Net investment income (loss)	(92)	(4)	(4)	23	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,514)	(40)	(110)	8	(73)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) and capital gains distributions	(2,514)	(40)	(110)	8	(73)
Net unrealized appreciation (depreciation) of investments	3,607	84	172	454	160
Net increase (decrease) in net assets resulting from operations	$ 1,001	$ 40	$ 58	$ 485	$ 92

The accompanying notes are an integral part of these financial statements.

ULA - 9/30/03 S-12

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Operations-Unaudited
For the nine months ended September 30, 2003
(Dollars in thousands)

	MSDW Emerging Markets Debt	MSDW Equity Growth	MSDW Global Value Equity	MSDW High Yield	MSDW Value
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	5	5	3	4	17
Total expenses	5	5	3	4	17
Net investment income (loss)	(5)	(5)	(3)	(4)	(17)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(52)	(24)	(30)	(122)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) and capital gains distributions	14	(52)	(24)	(30)	(122)
Net unrealized appreciation (depreciation) of investments	61	91	44	82	213
Net increase (decrease) in net assets resulting from operations	$ 70	$ 34	$ 17	$ 48	$ 74

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Operations-Unaudited
For the nine months ended September 30, 2003
(Dollars in thousands)

	Neuberger Berman AMT Guardian	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Mid Cap Growth	Neuberger Berman AMT Partners	Scudder Money Market
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 42
Total investment income	-	-	-	-	42
Expenses:					
Mortality and expense risk and other charges	3	34	12	5	351
Total expenses	3	34	12	5	351
Net investment income (loss)	(3)	(34)	(12)	(5)	(309)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(18)	11	(54)	(17)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) and capital gains distributions	(18)	11	(54)	(17)	-
Net unrealized appreciation (depreciation) of investments	38	26	185	69	-
Net increase (decrease) in net assets resulting from operations	$ 17	$ 3	$ 119	$ 47	$ (309)

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statement of Operations-Unaudited
For the nine months ended September 30, 2003
(Dollars in thousands)

	Scudder International	Van Eck Worldwide Hard Assets
Net investment income (loss)		
Income:		
Dividends	$ 10	$ 1
Total investment income	10	1
Expenses:		
Mortality and expense risk and other charges	20	2
Total expenses	20	2
Net investment income (loss)	(10)	(1)
Realized and unrealized gain (loss) on investments		
Net realized gain (loss) on investments	(445)	(8)
Capital gains distributions	-	-
Total realized gain (loss) and capital gains distributions	(445)	(8)
Net unrealized appreciation (depreciation) of investments	575	45
Net increase (decrease) in net assets resulting from operations	$ 120	$ 36

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Diversified Income	AIM V.I. Growth
Net assets at January 1, 2002	$ 1,933	$ 2,350	$ 333	$ 2,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	(54)	15	(50)
Net realized gain (loss) on investments and capital gains distributions	(1,055)	(354)	(14)	(934)
Net unrealized appreciation (depreciation) of investments	549	18	(2)	285
Net increase (decrease) in net assets resulting from operations	(543)	(390)	(1)	(699)
Changes from principal transactions:				
Transfer of annuity fund deposits	2	1	4	3
Contract distributions and terminations	(242)	(559)	(31)	(406)
Transfer payments from (to) other divisions	(5)	(5)	(10)	(16)
Increase (decrease) in net assets derived from principal transactions	(245)	(563)	(37)	(419)
Total increase (decrease)	(788)	(953)	(38)	(1,118)
Net assets at December 31, 2002	1,145	1,397	295	1,217
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(18)	(5)	(16)
Net realized gain (loss) on investments and capital gains distributions	(318)	(129)	(14)	(685)
Net unrealized appreciation (depreciation) of investments	498	283	35	862
Net increase (decrease) in net assets resulting from operations	164	136	16	161
Changes from principal transactions:				
Transfer of annuity fund deposits	2	1	-	1
Contract distributions and terminations	(15)	(218)	(37)	(256)
Transfer payments from (to) other divisions, net	(16)	(9)	-	(7)
Increase (decrease) in net assets derived from principal transactions	(29)	(226)	(37)	(262)
Total increase (decrease)	135	(90)	(21)	(101)
Net assets at September 30, 2003	$ 1,280	$ 1,307	$ 274	$ 1,116

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	AIM V.I. International Growth	Alger American Growth	Credit Suisse Global Post-Venture Capital	Dreyfus Stock Index
Net assets at January 1, 2002	$ 676	$ 16,087	$ 437	$ 16,979
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(317)	(5)	(217)
Net realized gain (loss) on investments and capital gains distributions	(370)	(3,667)	(249)	(1,604)
Net unrealized appreciation (depreciation) of investments	251	(988)	131	(1,999)
Net increase (decrease) in net assets resulting from operations	(131)	(4,972)	(123)	(3,820)
Changes from principal transactions:				
Transfer of annuity fund deposits	1	28	-	73
Contract distributions and terminations	41	(3,512)	(146)	(4,109)
Transfer payments from (to) other divisions	(15)	(91)	-	(109)
Increase (decrease) in net assets derived from principal transactions	27	(3,575)	(146)	(4,145)
Total increase (decrease)	(104)	(8,547)	(269)	(7,965)
Net assets at December 31, 2002	572	7,540	168	9,014
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(117)	(2)	(64)
Net realized gain (loss) on investments and capital gains distributions	(64)	(1,433)	(40)	(1,152)
Net unrealized appreciation (depreciation) of investments	122	2,809	90	2,179
Net increase (decrease) in net assets resulting from operations	50	1,259	48	963
Changes from principal transactions:				
Transfer of annuity fund deposits	1	15	-	34
Contract distributions and terminations	(99)	(983)	32	(1,733)
Transfer payments from (to) other divisions, net	(6)	(30)	-	(39)
Increase (decrease) in net assets derived from principal transactions	(104)	(998)	32	(1,738)
Total increase (decrease)	(54)	261	80	(775)
Net assets at September 30, 2003	$ 518	$ 7,801	$ 248	$ 8,239

The accompanying notes are an integral part of these financial statements.

ULA - 9/30/03 S-17

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	Dreyfus Growth and Income	Federated American Leaders	Federated High Income Bond	Federated Prime Money
Net assets at January 1, 2002	$ 5,926	$ 738	$ 5,677	$ 2,078
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(88)	(7)	457	(5)
Net realized gain (loss) on investments and capital gains distributions	(383)	(40)	(831)	-
Net unrealized appreciation (depreciation) of investments	(1,004)	(108)	440	-
Net increase (decrease) in net assets resulting from operations	(1,475)	(155)	66	(5)
Changes from principal transactions:				
Transfer of annuity fund deposits	27	-	4	23
Contract distributions and terminations	(1,280)	(66)	(1,690)	135
Transfer payments from (to) other divisions	(59)	(8)	(22)	(55)
Increase (decrease) in net assets derived from principal transactions	(1,312)	(74)	(1,708)	103
Total increase (decrease)	(2,787)	(229)	(1,642)	98
Net assets at December 31, 2002	3,139	509	4,035	2,176
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	1	246	(11)
Net realized gain (loss) on investments and capital gains distributions	(237)	(42)	(63)	-
Net unrealized appreciation (depreciation) of investments	558	78	278	-
Net increase (decrease) in net assets resulting from operations	291	37	461	(11)
Changes from principal transactions:				
Transfer of annuity fund deposits	4	1	2	38
Contract distributions and terminations	(532)	(125)	(2,253)	(346)
Transfer payments from (to) other divisions, net	(16)	-	(25)	4
Increase (decrease) in net assets derived from principal transactions	(544)	(124)	(2,276)	(304)
Total increase (decrease)	(253)	(87)	(1,815)	(315)
Net assets at September 30, 2003	$ 2,886	$ 422	$ 2,220	$ 1,861

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	Federated Utility	Federated Fund for US Government	ING International	MFS Emerging Growth
Net assets at January 1, 2002	$ 1,327	$ 2,965	$ 243	$ 12,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	32	(2)	(282)
Net realized gain (loss) on investments and capital gains distributions	(411)	132	(94)	(2,699)
Net unrealized appreciation (depreciation) of investments	42	28	40	(1,586)
Net increase (decrease) in net assets resulting from operations	(346)	192	(56)	(4,567)
Changes from principal transactions:				
Transfer of annuity fund deposits	5	8	-	20
Contract distributions and terminations	(342)	109	177	(2,272)
Transfer payments from (to) other divisions	(75)	(68)	(12)	(70)
Increase (decrease) in net assets derived from principal transactions	(412)	49	165	(2,322)
Total increase (decrease)	(758)	241	109	(6,889)
Net assets at December 31, 2002	569	3,206	352	5,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	92	(3)	(92)
Net realized gain (loss) on investments and capital gains distributions	(93)	65	(116)	(2,514)
Net unrealized appreciation (depreciation) of investments	107	(141)	124	3,607
Net increase (decrease) in net assets resulting from operations	44	16	5	1,001
Changes from principal transactions:				
Transfer of annuity fund deposits	1	-	-	12
Contract distributions and terminations	(80)	(155)	(176)	(780)
Transfer payments from (to) other divisions, net	(10)	(69)	-	(20)
Increase (decrease) in net assets derived from principal transactions	(89)	(224)	(176)	(788)
Total increase (decrease)	(45)	(208)	(171)	213
Net assets at September 30, 2003	$ 524	$ 2,998	$ 181	$ 6,140

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	MFS Investors Trust	MFS Research	MFS Total Return	MFS Utilities
Net assets at January 1, 2002	$ 864	$ 1,119	$ 10,214	$ 1,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	(16)	(28)	8
Net realized gain (loss) on investments and capital gains distributions	(79)	(324)	(51)	(426)
Net unrealized appreciation (depreciation) of investments	(82)	82	(690)	82
Net increase (decrease) in net assets resulting from operations	(175)	(258)	(769)	(336)
Changes from principal transactions:				
Transfer of annuity fund deposits	1	3	3	7
Contract distributions and terminations	(196)	(277)	(2,187)	(539)
Transfer payments from (to) other divisions	-	-	(6)	(6)
Increase (decrease) in net assets derived from principal transactions	(195)	(274)	(2,190)	(538)
Total increase (decrease)	(370)	(532)	(2,959)	(874)
Net assets at December 31, 2002	494	587	7,255	497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(4)	23	5
Net realized gain (loss) on investments and capital gains distributions	(40)	(110)	8	(73)
Net unrealized appreciation (depreciation) of investments	84	172	454	160
Net increase (decrease) in net assets resulting from operations	40	58	485	92
Changes from principal transactions:				
Transfer of annuity fund deposits	1	1	7	-
Contract distributions and terminations	(29)	(70)	(637)	(90)
Transfer payments from (to) other divisions, net	(9)	-	(85)	15
Increase (decrease) in net assets derived from principal transactions	(37)	(69)	(715)	(75)
Total increase (decrease)	3	(11)	(230)	17
Net assets at September 30, 2003	$ 497	$ 576	$ 7,025	$ 514

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	MSDW Emerging Markets Debt	MSDW Equity Growth	MSDW Global Value Equity	MSDW High Yield
Net assets at January 1, 2002	$ 314	$ 610	$ 251	$ 641
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(14)	(2)	19
Net realized gain (loss) on investments and capital gains distributions	3	(184)	(34)	(138)
Net unrealized appreciation (depreciation) of investments	1	50	(15)	54
Net increase (decrease) in net assets resulting from operations	23	(148)	(51)	(65)
Changes from principal transactions:				
Transfer of annuity fund deposits	1	-	-	-
Contract distributions and terminations	47	(101)	70	(333)
Transfer payments from (to) other divisions	(13)	(26)	(9)	(3)
Increase (decrease) in net assets derived from principal transactions	35	(127)	61	(336)
Total increase (decrease)	58	(275)	10	(401)
Net assets at December 31, 2002	372	335	261	240
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(5)	(3)	(4)
Net realized gain (loss) on investments and capital gains distributions	14	(52)	(24)	(30)
Net unrealized appreciation (depreciation) of investments	61	91	44	82
Net increase (decrease) in net assets resulting from operations	70	34	17	48
Changes from principal transactions:				
Transfer of annuity fund deposits	-	-	-	-
Contract distributions and terminations	(26)	(20)	9	109
Transfer payments from (to) other divisions, net	-	-	(28)	-
Increase (decrease) in net assets derived from principal transactions	(26)	(20)	(19)	109
Total increase (decrease)	44	14	(2)	157
Net assets at September 30, 2003	$ 416	$ 349	$ 259	$ 397

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	MSDW Value	Neuberger Berman AMT Guardian	Neuberger Berman MT Limited Maturity Bond	Neuberger Berman AMT Mid Cap Growth
Net assets at January 1, 2002	$ 1,458	$ 779	$ 1,207	$ 1,296
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(12)	36	(26)
Net realized gain (loss) on investments and capital gains distributions	(153)	(125)	(2)	(951)
Net unrealized appreciation (depreciation) of investments	(195)	(17)	14	498
Net increase (decrease) in net assets resulting from operations	(366)	(154)	48	(479)
Changes from principal transactions:				
Transfer of annuity fund deposits	-	1	7	5
Contract distributions and terminations	(199)	(460)	477	118
Transfer payments from (to) other divisions	(55)	(3)	2	(47)
Increase (decrease) in net assets derived from principal transactions	(254)	(462)	486	76
Total increase (decrease)	(620)	(616)	534	(403)
Net assets at December 31, 2002	838	163	1,741	893
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	(3)	(34)	(12)
Net realized gain (loss) on investments and capital gains distributions	(122)	(18)	11	(54)
Net unrealized appreciation (depreciation) of investments	213	38	26	185
Net increase (decrease) in net assets resulting from operations	74	17	3	119
Changes from principal transactions:				
Transfer of annuity fund deposits	-	1	-	4
Contract distributions and terminations	(135)	11	(77)	101
Transfer payments from (to) other divisions, net	1	1	(20)	-
Increase (decrease) in net assets derived from principal transactions	(134)	13	(97)	105
Total increase (decrease)	(60)	30	(94)	224
Net assets at September 30, 2003	$ 778	$ 193	$ 1,647	$ 1,117

The accompanying notes are an integral part of these financial statements.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31, 2002
(Dollars in thousands)

	Neuberger Berman AMT Partners	Scudder Money Market	Scudder International	Van Eck Worldwide Hard Assets
Net assets at January 1, 2002	$ 330	$ 7,628	$ 2,320	$ 219
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(357)	(31)	(3)
Net realized gain (loss) on investments and capital gains distributions	(108)	-	(970)	(11)
Net unrealized appreciation (depreciation) of investments	(31)	-	544	1
Net increase (decrease) in net assets resulting from operations	(148)	(357)	(457)	(13)
Changes from principal transactions:				
Transfer of annuity fund deposits	-	185	8	5
Contract distributions and terminations	230	221	(509)	(32)
Transfer payments from (to) other divisions	-	(153)	(20)	-
Increase (decrease) in net assets derived from principal transactions	230	253	(521)	(27)
Total increase (decrease)	82	(104)	(978)	(40)
Net assets at December 31, 2002	412	7,524	1,342	179
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(309)	(10)	(1)
Net realized gain (loss) on investments and capital gains distributions	(17)	-	(445)	(8)
Net unrealized appreciation (depreciation) of investments	69	-	575	45
Net increase (decrease) in net assets resulting from operations	47	(309)	120	36
Changes from principal transactions:				
Transfer of annuity fund deposits	-	31	4	-
Contract distributions and terminations	(56)	555	(204)	(15)
Transfer payments from (to) other divisions, net	-	(697)	-	-
Increase (decrease) in net assets derived from principal transactions	(56)	(111)	(200)	(15)
Total increase (decrease)	(9)	(420)	(80)	21
Net assets at September 30, 2003	$ 403	$ 7,104	$ 1,262	$ 200

The accompanying notes are an integral part of these financial statements.

This page intentionally left blank.

1. Organization

United Life & Annuity Insurance Company Separate Account One (the "Account") was established by United Life & Annuity Insurance Company ("United Life" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. United Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business United Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of United Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of United Life.

At September 30, 2003, the Account had, under SPECTRASelect and SPECTRADirect contracts, thirty-two investment divisions (the "Divisions"), thirty-one of which invest in independently managed mutual funds and one of which invests in a mutual fund managed by an affiliate, Directed Services, Inc. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions at September 30, 2003 and related Trusts are as follows:

AIM Variable Insurance Funds, Inc:
    Capital Appreciation Fund
    Core Equity Fund
    Diversified Income Fund
    Growth Fund
    International Growth Fund

The Alger American Fund:
    Alger American Growth Portfolio

Credit Suisse Trust:
    Global Post-Venture Capital Portfolio

Dreyfus Stock Index Fund:
    Dreyfus Stock Index Fund

Dreyfus Variable Investment Fund:
    Growth and Income Portfolio

Federated Insurance Series:
    American Leaders Fund II
    High Income Bond Fund II
    Prime Money Fund II
    Utility Fund II
    Fund for US Government Securities II

ING Investors Trust (formerly the GCG Trust):
    ING International Portfolio (formerly
        International Equity Series)

MFS Variable Insurance Trust:
    Emerging Growth Series
    Investors Trust Series
    Research Series
    Total Return Series
    Utilities Series

Morgan Stanley Dean Witter ("MSDW") Universal Funds, Inc:
    Emerging Markets Debt Portfolio
    Equity Growth Portfolio
    Global Value Equity Portfolio
    High Yield Portfolio
    Value Portfolio

Neuberger Berman Advisors Management Trust:
    Guardian Portfolio
    Limited Maturity Bond Portfolio
    Mid Cap Growth Portfolio
    Partners Portfolio

Scudder Variable Series I:
    Money Market Portfolio
    International Portfolio (Class A)

Van Eck Worldwide Insurance Trust:
    Hard Assets Fund

United Life has elected to terminate sales efforts of the Account. As a result, the Account is no longer available to new Contractowners. Existing Contractowners may continue to allocate purchase payments to, or transfers into, the Account.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Funds are determined on a first-in first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of United Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of United Life.

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Contractowners invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

Transfers

Transfers between the Account and United Life relate to gains and losses resulting from actual mortality experience, the full responsibility for which is assumed by United Life, Contractowner transfers between the general account and the Divisions, and other Contractowner activity including contract deposits and withdrawals. Unsettled transactions as of the reporting date appear on a net basis in the line Due to (from) United Life & Annuity Insurance Company on the Statement of Assets and Liabilities.

3. Charges and Fees

There are two different death benefit options referred to as "Standard" and "Enhanced". Under the terms of the Contracts, certain charges are allocated to the Contracts to cover United Life's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

United Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of 1.25% for Standard, 1.45% for SPECTRASelect Enhanced, and 1.52% for SPECTRADirect Enhanced, of the average daily net asset value of each Division of the Account to cover these risks.

Administrative Charges

A daily charge at an annual rate of .15% of the net asset value attributable to the Contracts is deducted.

Contract Maintenance Charges

An annual contract or certificate maintenance fee is deducted from the accumulation value of Contracts to cover ongoing administrative expenses. The charge is $30 per Contract year for SPECTRADirect Contracts and $0 for SPECTRASelect Contracts.

Contingent Deferred Sales Charges

Under the Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken. The following table reflects the surrender charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	Surrender Charge	
	SPECTRASelect	SPECTRADirect
0	7 %	8.5 %
1	6	8
2	5	7.5
3	4	7
4	3	6.5
5	2	6
6	1	5
7	-	4
8	-	3
9	-	2
10+	-	-

Other Contract Charges

A transfer charge computed as the lesser of 2% of the Contract value transferred or $25 will be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity Contracts issued by insurance companies. If the owner of a Contract lives in a state, which levies such a tax, United Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

4. Related Party Transactions

During the year ended September 30, 2003, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate of 1.25% of the average net assets of the ING International Portfolio.

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Nine months ended September 30, 2003		Year ended December 31, 2002	
	Purchases	Sales	Purchases	Sales
	(Dollars In thousands)			
AIM Variable Insurance Funds, Inc:				
Capital Appreciation Fund	$ 246	$ 291	$ 644	$ 926
Core Equity Fund	31	275	162	780
Diversified Income Fund	77	119	101	122
Growth Fund	60	338	237	706
International Growth Fund	7	119	395	380
The Alger American Fund:				
Growth Portfolio	197	1,311	385	4,274
Credit Suisse Trust:				
Global Post-Venture Capital Portfolio	49	19	26	177
Dreyfus Stock Index Fund:				
Dreyfus Stock Index Fund	517	2,320	703	5,060
Dreyfus Variable Investment Fund:				
Growth and Income Portfolio	185	760	491	1,889
Federated Insurance Series:				
American Leaders Fund II	26	149	164	245
High Income Bond Fund II	916	2,948	5,018	6,267
Prime Money Fund II	111	426	553	455
Utility Fund II	39	98	94	483
Fund for US Government Securities II	836	968	1,712	1,631
ING Investors Trust:				
ING International Portfolio	-	179	256	93
MFS Variable Insurance Trust:				
Emerging Growth Series	1,170	2,049	1,523	4,124
Investors Trust Series	44	86	11	220
Research Series	16	89	35	326
Total Return Series	541	1,233	1,086	3,241
Utilities Series	27	97	42	572

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

	Nine months ended September 30, 2003		Year ended December 31, 2002	
	Purchases	Sales	Purchases	Sales
	(Dollars In thousands)			
Morgan Stanley Dean Witter ("MSDW")				
Universal Funds, Inc:				
Emerging Markets Debt Portfolio	$ 127	$ 158	$ 117	$ 64
Equity Growth Portfolio	46	71	161	302
Global Value Equity Portfolio	54	76	264	302
High Yield Portfolio	194	89	41	358
Value Portfolio	131	282	575	847
Neuberger Berman Advisors Management				
Trust:				
Guardian Portfolio	67	58	46	520
Limited Maturity Bond Portfolio	593	725	826	304
Mid Cap Growth Portfolio	230	137	971	921
Partners Portfolio	134	195	698	477
Scudder Variable Series I:				
Money Market Portfolio	4,711	5,132	12,032	12,134
International Portfolio (Class A)	24	234	244	795
Van Eck Worldwide Insurance Trust:				
Worldwide Hard Assets Fund	36	52	53	84

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

6. Changes in Units

The net changes in units outstanding follow:

	Nine months ended September 30, 2003			Year ended December 31, 2002		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds, Inc:						
Capital Appreciation	36,397	40,055	(3,658)	71,462	111,803	(40,341)
Core Equity	3,047	30,703	(27,656)	20,261	90,345	(70,084)
Diversified Income	5,242	9,112	(3,870)	8,344	12,416	(4,072)
Growth	13,542	62,712	(49,170)	41,130	110,841	(69,711)
International Growth	5,180	21,023	(15,843)	53,843	52,204	1,639
The Alger American Fund:						
Growth	17,722	106,424	(88,702)	31,928	296,212	(264,284)
Credit Suisse Trust:						
Global Post-Venture Capital	9,300	4,947	4,353	4,366	26,330	(21,964)
Dreyfus Stock Index Fund:						
Dreyfus Stock Index Fund	40,832	188,956	(148,124)	54,902	393,866	(338,964)
Dreyfus Variable Investment Fund:						
Growth and Income	14,801	62,318	(47,517)	45,178	149,881	(104,703)
Federated Insurance Series:						
American Leaders	3,058	18,816	(15,758)	18,276	27,081	(8,805)
High Income Bond	63,074	288,289	(225,215)	490,526	643,871	(153,345)
Prime Money	30,225	57,331	(27,106)	47,280	38,429	8,851
Utility	477	10,526	(10,049)	5,489	55,200	(49,711)
Fund for US Government	52,312	68,484	(16,172)			-
ING Investors Trust:						
ING International	2,845	34,003	(31,158)	125,327	122,261	3,066

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

	Nine months ended September 30, 2003			Year ended December 31, 2002		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MFS Variable Insurance Trust:						
Emerging Growth	127,477	197,549	(70,072)	38,396	13,764	24,632
Investors Trust	9,072	14,854	(5,782)	126,151	381,762	(255,611)
Research	1,957	11,869	(9,912)	1,000	26,374	(25,374)
Total Return	33,913	78,289	(44,376)	4,416	40,055	(35,639)
Utilities	2,844	11,549	(8,705)	65,808	213,350	(147,542)
Morgan Stanley Dean Witter ("MSDW") Universal Institutional Funds Inc:						
Emerging Markets Debt	8,342	10,424	(2,082)	8,776	5,752	3,024
Equity Growth	5,579	8,869	(3,290)	21,349	34,746	(13,397)
Global Value Equity	5,926	9,350	(3,424)	28,586	21,912	6,674
High Yield	28,965	19,346	9,619	2,368	45,896	(43,528)
Value	17,829	38,739	(20,910)	57,095	91,599	(34,504)
Neuberger Berman Advisors Management Trust:						
Guardian	6,367	5,806	561	5,469	59,740	(54,271)
Limited Maturity Bond	57,390	66,647	(9,257)	66,823	25,341	41,482
Mid Cap Growth	25,933	13,923	12,010	101,963	102,870	(907)
Partners	16,933	26,965	(10,032)	84,366	60,544	23,822
Scudder Variable Series I:						
Money Market	602,740	630,070	(27,330)	1,045,007	1,055,737	(10,730)
International	4,625	27,807	(23,182)	22,559	82,839	(60,280)
Van Eck Worldwide Insurance Trust:						
Worldwide Hard Assets	4,618	6,386	(1,768)	5,885	9,508	(3,623)

7. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio	Expense Ratio (lowest to highest)	Total Return (lowest to highest)
AIM Variable Insurance Funds, Inc:						
Capital Appreciation						
2003	153	$8.31 to $8.43	$ 1,280	- %	1.40% to 1.67%	14.46% to 14.69%
2002	157	$7.26 to $7.35	1,145	-	1.40% to 1.67%	-25.61% to -25.46%
2001	197	$9.76 to $9.86	1,933	-	1.40% to 1.67%	-24.54% to -24.33%
2000	268	$12.93 to $13.03	3,476	*	*	*
Core Equity						
2003	148	$8.75 to $8.88	1,307	-	1.40% to 1.67%	10.90% to 11.14%
2002	176	$7.89 to $7.99	1,397	0.28	1.40% to 1.67%	-17.00% to -16.77%
2001	246	$9.50 to $9.60	2,350	0.04	1.40% to 1.67%	-24.12% to -23.87%
2000	344	$12.52 to $12.61	4,329	*	*	*
Diversified Income						
2003	26	$10.34 to $10.49	274	-	1.40% to 1.67%	6.71% to 6.82%
2002	30	$9.69 to $9.82	295	7.64	1.40% to 1.67%	0.62% to 0.92%
2001	34	$9.63 to $9.73	333	5.92	1.40% to 1.67%	1.80% to 2.10%
2000	52	$9.46 to $9.53	492	*	*	*
Growth						
2003	180	$6.16 to $6.25	1,116	-	1.40% to 1.67%	16.60% to 16.82%
2002	229	$5.28 to $5.35	1,217	-	1.40% to 1.67%	-32.13% to -31.93%
2001	299	$7.78 to $7.86	2,335	0.18	1.40% to 1.67%	-34.95% to 34.77%
2000	393	$11.96 to $12.05	4,722	*	*	*

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio	Expense Ratio (lowest to highest)	Total Return (lowest to highest)
International Growth						
2003	68	$7.55 to $7.66	$ 518	- %	1.40% to 1.67%	11.52% to 11.82%
2002	84	$6.77 to $6.85	573	0.58	1.40% to 1.67%	-17.03% to -16.87%
2001	83	$8.16 to $8.24	676	-	1.40% to 1.67%	-24.86% to -24.61%
2000	93	$10.86 to $10.93	1,012	*	*	*
The Alger American Fund:						
Growth						
2003	581	$9.49 to $15.22	7,807	-	1.40% to 1.67%	19.04% to 19.37%
2002	670	$7.95 to $12.78	7,540	0.04	1.40% to 1.67%	-34.11% to -33.97%
2001	934	$12.04 to $19.37	16,087	0.24	1.40% to 1.67%	-13.29% to -13.07%
2000	1,180	$13.85 to $22.34	23,176	*	*	*
Credit Suisse Trust:						
Global Post-Venture Capital:						
2003	36	$6.31 to $6.95	248	-	1.40% to 1.67%	30.23% to 30.64%
2002	32	$4.84 to $5.32	168	-	1.40% to 1.67%	-35.22% to -35.12%
2001	54	$7.46 to $8.20	437	-	1.40% to 1.67%	-29.82% to -29.61%
2000	72	$10.63 to $11.65	834	*	*	*
Dreyfus Stock Index Fund:						
Dreyfus Stock Index						
2003	630	$8.83 to $16.01	8,239	1.07	1.40% to 1.67%	19.32% to 37.78%
2002	778	$7.79 to $14.15	9,014	1.27	1.40% to 1.67%	-23.64% to -23.40%
2001	1,117	$10.17 to $18.51	16,979	1.05	1.40% to 1.67%	-13.63% to -13.24%
2000	1,464	$11.75 to $21.42	25,704	*	*	*

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio		Expense Ratio (lowest to highest)	Total Return (lowest to highest)
Dreyfus Variable Investment Fund:							
Growth and Income							
2003	233	$8.25 to $12.94	$ 2,886	0.58	%	1.40% to 1.67%	-8.59% to 5.91%
2002	281	$7.40 to $11.62	3,139	0.58		1.40% to 1.67%	-26.60% to -26.37%
2001	386	$10.05 to $15.81	5,926	0.48		1.40% to 1.67%	-7.41% to -7.12%
2000	479	$10.82 to $17.07	7,946	*		*	*
Federated Insurance Series:							
American Leaders							
2003	48	$8.69 to $8.82	422	1.66		1.40% to 1.67%	9.86% to 10.11%
2002	64	$7.91 to $8.01	509	1.12		1.40% to 1.67%	-21.53% to -21.32%
2001	73	$10.08 to $10.18	738	1.53		1.40% to 1.67%	-5.79% to -5.57%
2000	82	$10.70 to $10.78	879	*		*	*
High Income Bond							
2003	180	$10.20 to $13.32	2,220	8.10		1.40% to 1.67%	14.62% to 14.86%
2002	405	$8.88 to $11.61	4,035	13.29		1.40% to 1.67%	-0.26% to 0.00%
2001	559	$8.88 to $11.64	5,677	10.13		1.40% to 1.67%	-0.34 to -0.11%
2000	423	$8.89 to $11.67	4,530	*		*	*
Prime Money							
2003	166	$11.04 to $11.20	1,861	0.55		1.40% to 1.67%	-0.72% to -0.53%
2002	193	$11.12 to $11.26	2,176	1.40		1.40% to 1.67%	-0.27% to 0.00%
2001	185	$11.15 to $11.26	2,078	3.71		1.40% to 1.67%	2.01% to 2.27%
2000	203	$10.93 to $11.01	2,238	*		*	*
Utility							
2003	60	$6.82 to $9.81	524	6.92		1.40% to 1.67%	8.88% to 8.95%
2002	70	$6.26 to $9.01	569	6.00		1.40% to 1.67%	-25.21% to -24.94%
2001	120	$8.34 to $12.04	1,327	3.64		1.40% to 1.67%	-15.16% to -14.98%
2000	146	$9.81 to $14.18	1,910	*		*	*

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)		Investment Income Ratio		Expense Ratio (lowest to highest)	Total Return (lowest to highest)
Fund for US Government								
2003	221	$12.84 to $14.33	$	2,998	4.13	%	1.40% to 1.67%	0.78% to 0.94%
2002	237	$12.72 to $14.21		3,206	3.55		1.40% to 1.67%	7.20% to 7.52%
2001	234	$11.83 to $13.24		2,965	4.66		1.40% to 1.67%	5.27% to 5.53%
2000	400	$11.21 to $12.57		4,857	*		*	*
ING Investors Trust:								
ING International								
2003	26	$6.82 to $7.03		181	-		1.40% to 1.67%	12.87% to 13.02%
2002	57	$6.04 to $6.22		352	4.01		1.40% to 1.67%	-17.58% to -17.29%
2001	32	$9.80 to $7.52		243	-		1.40% to 1.67%	-23.99% to -23.81%
2000	35	$9.80 to $9.87		343	*		*	*
MFS Variable Insurance Trust:								
Emerging Growth								
2003	528	$7.79 to $12.86		6,140	-		1.40% to 1.67%	17.77% to 18.03%
2002	598	$6.60 to $10.92		5,927	-		1.40% to 1.67%	-34.89% to -34.65%
2001	853	$10.10 to $16.75		12,816	-		1.40% to 1.67%	-34.59% to -34.46%
2000	991	$15.41 to $25.59		22,847	*		*	*
Investors Trust								
2003	65	$7.66 to $7.77		497	0.66		1.40% to 1.67%	9.545 to 9.75%
2002	70	$6.99 to $7.08		494	0.58		1.40% to 1.67%	-22.33% to -22.11%
2001	96	$9.00 to $9.09		864	0.72		1.40% to 1.67%	-17.41% to -17.36%
2000	110	$10.89 to $10.97		1,205	*		*	*
Research								
2003	75	$7.62 to $7.73		576	0.69		1.40% to 1.67%	11.08% to 11.22%
2002	85	$6.86 to $6.95		587	0.30		1.40% to 1.67%	-25.78% to -25.51%
2001	121	$9.24 to $9.33		1,119	1.29		1.40% to 1.67%	-22.55% to -22.38%
2000	131	$11.93 to $12.02		1,564	*		*	*

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio		Expense Ratio (lowest to highest)	Total Return (lowest to highest)
Total Return							
2003	447	$11.95 to $17.42	$ 7,025	1.80	%	1.40% to 1.67%	7.24% to 7.46%
2002	491	$11.12 to $16.23	7,255	2.51		1.40% to 1.67%	-6.76% to -6.48%
2001	639	$11.89 to $17.39	10,214	3.22		1.40% to 1.67%	-1.42% to -1.16%
2000	800	$12.03 to $17.63	13,012	*		*	*
Utilities							
2003	52	$9.71 to $9.85	514	2.42		1.40% to 1.67%	20.47% to 20.56%
2002	61	$8.06 to $8.17	497	3.16		1.40% to 1.67%	-24.11% to -23.79%
2001	128	$10.62 to $10.72	1,371	9.45		1.40% to 1.67%	-25.44% to -25.30%
2000	177	$14.24 to $14.35	2,526	*		*	*
Morgan Stanley Dean Witter Universal							
Institutional Funds Inc:							
Emerging Markets Debt							
2003	32	$13.03 to $13.22	416	-		1.40% to 1.67%	19.00% to 19.31%
2002	34	$10.95 to $11.08	372	7.43		1.40% to 1.67%	7.44% to 7.68%
2001	31	$10.19 to $10.29	314	8.81		1.40% to 1.67%	8.29% to 8.54%
2000	32	$9.41 to $9.48	300	*		*	*
Equity Growth							
2003	42	$8.18 to $8.30	349	-		1.40% to 1.67%	12.16% to 12.47%
2002	46	$7.29 to $7.38	335	0.16		1.40% to 1.67%	-29.09% to -28.90%
2001	59	$10.28 to $10.38	610	-		1.40% to 1.67%	-16.49% to -16.29%
2000	61	$12.31 to $12.40	750	*		*	*
Global Value Equity							
2003	28	$9.17 to $9.30	259	-		1.40% to 1.67%	11.29% to 11.51%
2002	31	$8.24 to $10.38	261	1.11		1.40% to 1.67%	-18.25% to -18.07%
2001	25	$10.08 to $10.18	251	0.65		1.40% to 1.67%	-8.53% to -8.29%
2000	76	$11.02 to $11.10	836	*		*	*

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio	Expense Ratio (lowest to highest)	Total Return (lowest to highest)
High Yield						
2003	43	$9.29 to $9.43	$ 397	- %	1.40% to 1.67%	17.68% to 18.02%
2002	30	$7.89 to $8.34	240	6.26	1.40% to 1.67%	-8.89% to -8.58%
2001	74	$8.66 to $8.74	641	6.81	1.40% to 1.67%	-6.07% to -5.82%
2000	124	$9.22 to $9.28	1,149	*	*	*
Value						
2003	83	$9.39 to $9.53	778	-	1.40% to 1.67%	16.21% to 16.50%
2002	103	$8.08 to $8.18	838	1.08	1.40% to 1.67%	-23.41% to -23.26%
2001	138	$10.55 to $10.66	1,458	2.83	1.40% to 1.67%	0.57% to 0.85%
2000	135	$10.49 to $10.57	1,419	*	*	*
Neuberger Berman Advisors Management Trust:						
Guardian						
2003	22	$8.50 to $8.62	193	-	1.40% to 1.67%	15.49% to 15.70%
2002	22	$7.36 to $7.45	163	0.91	1.40% to 1.67%	-27.65% to -27.53%
2001	76	$10.17 to $10.28	779	2.00	1.40% to 1.67%	-3.14% to -2.84%
2000	65	$10.50 to $10.58	688	*	*	*
Limited Maturity Bond						
2003	138	$11.88 to $12.05	1,647	-	1.40% to 1.67%	0.93% to 1.09%
2002	147	$11.77 to $11.92	1,741	4.38	1.40% to 1.67%	3.52% to 3.83%
2001	105	$11.37 to $11.48	1,207	3.16	1.40% to 1.67%	6.96% to 7.29%
2000	23	$10.63 to $10.70	249	*	*	*
Mid Cap Growth						
2003	123	$9.05 to $9.19	1,117	-	1.40% to 1.67%	12.70% to 13.04%
2002	111	$8.03 to $8.13	893	-	1.40% to 1.67%	-30.48% to -30.33%
2001	112	$11.55 to $11.67	1,296	-	1.40% to 1.67%	-25.91% to -25.67%
2000	162	$15.59 to $15.70	2,531	*	*	*

UNITED LIFE & ANNUITY INSURANCE COMPANY
Separate Account One
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio	Expense Ratio (lowest to highest)	Total Return (lowest to highest)
Partners						
2003	49	$8.17 to $8.29	$ 403	- %	1.40% to 1.67%	17.72% to 17.92%
2002	59	$6.94 to $7.03	412	0.33	1.40% to 1.67%	-25.46% to -25.21%
2001	35	$9.31 to $9.40	330	0.29	1.40% to 1.67%	-4.41% to -4.18%
2000	27	$9.74 to $9.81	267	*	*	*
Scudder Variable Series I:						
Money Market						
2003	605	$11.34 to $12.20	7,104	0.64	1.40% to 1.67%	-0.57% to -0.44%
2002	633	$11.39 to $12.27	7,524	1.47	1.40% to 1.67%	-0.16% to 0.09%
2001	643	$11.38 to $12.28	7,628	3.63	1.40% to 1.67%	2.17% to 2.43%
2000	434	$11.11 to $12.01	5,086	*	*	*
International						
2003	134	$7.20 to $10.12	1,262	0.82	1.40% to 1.67%	10.43% to 10.77%
2002	157	$6.50 to $9.16	1,342	0.90	1.40% to 1.67%	-19.74% to -19.55%
2001	218	$8.08 to $11.40	2,320	19.90	1.40% to 1.67%	-32.00% to -31.81%
2000	318	$11.85 to $16.75	4,981	*	*	*
Van Eck Worldwide Insurance Trust:						
Worldwide Hard Assets						
2003	21	$9.18 to $10.28	200	0.48	1.40% to 1.67%	20.52% to 20.79%
2002	23	$7.60 to $8.52	179	0.88	1.40% to 1.67%	-4.40% to -4.16%
2001	26	$7.93 to $8.91	219	1.00	1.40% to 1.67%	-11.92% to -11.69%
2000	31	$8.98 to $10.11	299	*	*	*

* Not provided for 2000

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Index to Consolidated Financial Statements

Report of Independent Auditors

The Board of Directors
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company and Subsidiary as of December 31, 2002 and 2001, and the related income statements, statements of changes in shareholder's equity, and statements of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 21, 2003

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Income Statements
(Millions)

	For the Years Ended December 31,		
	2002	**2001**	**2000**
Revenues:			
Fee income	$ 204.0	$ 188.9	$167.9
Net investment income	197.7	94.4	64.1
Net realized capital gains (losses)	4.2	(6.5)	(6.6)
Other income	3.5	-	-
Total revenue	409.4	276.8	225.4
Benefits, losses and expenses:			
Benefits:			
Interest credited and other benefits to policyholders	276.5	209.0	199.9
Underwriting, acquisition, and insurance expenses:			
General expenses	139.7	119.9	89.5
Commissions	288.7	232.4	213.7
Policy acquisition costs deferred	(292.2)	(128.2)	(168.4)
Amortization:			
Deferred policy acquisition costs and value of business acquired	127.8	49.6	60.0
Goodwill	-	4.2	4.2
Other:			
Expense and charges reimbursed under modified coinsurance agreements	(104.9)	(225.6)	(225.8)
Interest expense	16.0	19.4	19.9
Total benefits, losses and expenses	451.6	280.7	193.0
Income (loss) before income taxes	(42.2)	(3.9)	32.4
Income tax expense (benefit)	(12.5)	0.1	13.2
Income (loss) before cumulative effect of change in accounting principle	(29.7)	(4.0)	19.2
Cumulative effect of change in accounting principle	(135.3)	-	-
Net income (loss)	$(165.0)	$ (4.0)	$ 19.2

See Notes to Consolidated Financial Statements

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Balance Sheets
(Millions, except share data)

	As of December 31,	
Assets	2002	2001
Investments:		
Fixed maturities, available for sale, at fair value (amortized cost of		
$4,720.1 at 2002 and $1,982.5 at 2001)	$ 4,936.4	$ 1,994.9
Equity securities, at fair value:		
Investment in mutual funds (cost of $22.9 at 2002)	19.0	-
Mortgage loans on real estate	482.4	213.9
Policy loans	16.0	14.8
Short-term investments	2.2	10.1
Total investments	5,456.0	2,233.7
Cash and cash equivalents	148.5	195.7
Accrued investment income	61.9	22.8
Reinsurance recoverable	196.9	56.0
Deferred policy acquisition costs	678.0	709.0
Value of business acquired	8.5	20.2
Goodwill (net of accumulated amortization of $17.6 at 2001)	-	151.3
Other assets	5.3	23.7
Assets held in separate accounts	11,029.3	10,958.2
Total assets	$17,584.4	$14,370.6
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 5,159.1	$ 2,185.3
Total policy liabilities and accruals	5,159.1	2,185.3
Surplus notes	170.0	245.0
Due to affiliates	-	25.1
Payables for securities purchased	-	36.4
Current income taxes	42.4	-
Deferred income taxes	79.8	12.6
Dollar roll obligations	40.0	3.9
Other borrowed money	-	1.4
Other liabilities	64.7	84.9
Liabilities related to separate accounts	11,029.3	10,958.2
Total liabilities	16,585.3	13,552.8
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding;		
$10.00 per share par value)	2.5	2.5
Additional paid-in capital	1,128.4	780.4
Accumulated other comprehensive income	2.1	3.8
Retained earnings (deficit)	(133.9)	31.1
Total shareholder's equity	999.1	817.8
Total liabilities and shareholder's equity	$17,584.4	$14,370.6

See Notes to Consolidated Financial Statements

GALIC -- F-4

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Statements of Changes in Shareholder's Equity
(Millions)

	Common Stock	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Deficit)	Total Share-holder's Equity
Balance at December 31, 1999	$2.5	$ 468.6	$ (9.2)	$ 15.9	$ 477.8
Contribution of capital		115.0			115.0
Comprehensive income:					
Net income	-	-	-	19.2	19.2
Other comprehensive income net of tax:					
Unrealized gain on securities ($9.8 pretax)	-	-	5.1	-	5.1
Comprehensive income					24.3
Balance at December 31, 2000	2.5	583.6	(4.1)	35.1	617.1
Contribution of capital		196.8			196.8
Comprehensive income:					
Net (loss)	-	-	-	(4.0)	(4.0)
Other comprehensive income net of tax:					
Unrealized gain on securities ($12.2 pretax)	-	-	7.9	-	7.9
Comprehensive income					3.9
Balance at December 31, 2001	2.5	780.4	3.8	31.1	817.8
Contribution of capital		356.3			356.3
Other		(8.3)			(8.3)
Comprehensive income:					
Net (loss)	-	-	-	(165.0)	(165.0)
Other comprehensive income net of tax:					
Unrealized (loss) on securities ($(2.6) pretax)	-	-	(1.7)	-	(1.7)
Comprehensive (loss)					(166.7)
Balance at December 31, 2002	$2.5	$1,128.4	$ 2.1	$(133.9)	$ 999.1

See Notes to Consolidated Financial Statements

GALIC -- F-5

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Consolidated Statements of Cash Flows
(Millions)

	For the years Ended December 31,		
	2002	2001	2000
Cash Flows from Operating Activities:			
Net income (loss)	$ (165.0)	$ (4.0)	$ 19.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Interest credited and charges on interest sensitive products	282.2	191.0	183.1
Net realized capital (gains) losses	(4.2)	6.5	6.6
Accrued investment income	(39.5)	(13.2)	1.6
Increase in guaranteed benefits reserve	107.1	28.2	26.7
Acquisition costs deferred	(292.2)	(128.2)	(168.4)
Amortization of deferred policy acquisition costs	121.2	45.2	55.2
Amortization of value of business acquired	6.6	4.4	4.8
Impairment of Goodwill	151.3	-	-
Change in other assets and liabilities	21.3	110.6	(69.4)
Provision for deferred income taxes	(85.7)	(0.6)	13.3
Net cash provided by operating activities	103.1	239.9	72.7
Cash Flows from Investing Activities:			
Proceeds from the sale of:			
Fixed maturities available for sale	7,297.1	880.7	205.1
Equity securities	7.8	6.9	6.1
Mortgages	285.0	136.0	12.7
Acquisition of investments:			
Fixed maturities available for sale	(10,068.3)	(2,070.8)	(154.0)
Equity securities	(22.8)	-	-
Short-term investments	-	(4.7)	(5.3)
Mortgages	(553.7)	(250.3)	(12.9)
Increase (decrease) in policy loans	(1.2)	(1.5)	0.8
Increase (decrease) in property and equipment	1.1	1.2	(3.2)
Proceeds from sale of interest in subsidiary	27.7	-	-
Loss on valuation of interest in subsidiary	3.0	-	-
Other	0.6	-	-
Net cash (used for) provided by investing activities	(3,023.7)	(1,302.5)	49.3
Cash Flows from Financing Activities:			
Deposits and interest credited for investment contracts	3,818.5	1,933.1	801.8
Maturities and withdrawals from insurance contracts	(171.2)	(134.8)	(141.5)
Transfers from (to) separate accounts	(1,053.8)	(902.9)	(825.8)
Proceeds of notes payable	-	3.1	67.2
Repayment of notes payable	(1.4)	(1.7)	(68.6)
Proceeds from reciprocal loan agreement borrowings	-	69.3	178.9
Repayment of reciprocal loan agreement borrowings	(75.0)	(69.3)	(178.9)
Contributions of capital by parent	356.3	196.8	115.0
Net cash provided by (used for) financing activities	2,873.4	1,093.6	(51.9)
Net increase (decrease) in cash and cash equivalents	(47.2)	31.0	70.1
Cash and cash equivalents, beginning of period	195.7	164.7	94.6
Cash and cash equivalents, end of period	$ 148.5	$ 195.7	$ 164.7

See Notes to Consolidated Financial Statements

GALIC -- F-6

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Principles of Consolidation

Golden American Life Insurance Company ("Golden American"), a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to do business in the District of Columbia and all states except New York. Golden American's wholly-owned life insurance subsidiary, First Golden American Life Insurance Company of New York ("First Golden,") and collectively with Golden American, the ("Company"), is licensed as a life insurance company under the laws of the States of New York and Delaware. There is no public trading market for the Registrant's of common stock.

Formerly, from October 24, 1997, until December 30, 2001, Equitable of Iowa Company, Inc. ("EIC" or "Former Holding Company"), directly owned 100% of Golden American's stock. On December 3, 2001, the Board of Directors of the Former Holding Company approved a plan to contribute its holding of stock of Golden American to another wholly-owned subsidiary, Equitable Life. The contribution of stock occurred on December 31, 2001, following approval granted by the Insurance Department of the State of Delaware. There is no public trading market for the Registrant's common stock.

As of April 1, 2002, Golden American sold First Golden to its sister company, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar Life, the parent of Security-Connecticut Life Insurance Company ("Security-Connecticut") which in turn is the parent of ReliaStar Life Insurance Company of New York ("RLNY"), merged the First Golden business into RLNY operations and dissolved First Golden at book value for $27.7 million in cash and a receivable totaling $0.2 million from RLNY. The receivable from RLNY was assumed by Equitable Life, and ultimately by ING. The consideration was based on First Golden's statutory-basis book value. RLNY's payable to the Company was assumed by ING and subsequently forgiven. Golden American realized a loss of $3.0 million related to the sale of First Golden, which was recorded as a capital transaction. Approval for the merger was obtained from the Insurance Departments of the States of New York and Delaware.

Statement of Financial Accounting Standards ("FAS") No. 141 "Business Combinations" excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." Since RLNY presented combined results of operations including First Golden activity as of the beginning of the period ending December 31, 2002. The first three months of First Golden activity is not reflected in the Golden statement of financial position or other financial information for the period ended December 31, 2002, as the amounts were not material.

Description of Business

The Company offers a portfolio of variable and fixed insurance products designed to meet customer needs for a tax-advantaged saving for retirement and protection from death. The Company's variable and fixed insurance products are marketed by broker/dealers, financial institutions, and insurance agents. The Company's primary customers are consumers and corporations.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

New Accounting Standards

Accounting for Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under FAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets are still amortized over their estimated useful lives. The Company adopted the new standard effective January 1, 2002.

As required under FAS No. 142, the Company completed the first of the required impairment tests as of January 1, 2002. Step one of the impairment test was a screen for potential impairment, while step two measured the amount of the impairment. All of the Company's operations fall under one reporting unit, USFS, due to the consolidated nature of the Company's operations. Step one of the impairment test required the Company to estimate the fair value of the reporting unit and compare the estimated fair value to its carrying value. The Company determined the estimated fair value utilizing a discounted cash flow approach and applying a discount rate equivalent to the Company's weighted average cost of capital. Fair value was determined to be less than carrying value which required the Company to complete step two of the test. In step two, the Company allocated the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit resulting in an implied fair value of goodwill of zero.

The comparison of the fair value amount allocated to goodwill and the carrying value of goodwill resulted in an impairment loss of $135.3 million net of taxes, which represents the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the Consolidated Statements of Income.

Application of the nonamortization provision (net of tax) of the new standard resulted in an increase in net income of $3.8 million for the twelve months ended December 31, 2002. Had the Company been accounting for goodwill under FAS No. 142 for all periods presented, the Company's net (loss) income would have been as follows:

(Millions)	Year ended December 31, 2001	Year ended December 31, 2000
Reported net income (loss)	$(4.0)	$19.2
Add back goodwill amortization, net of tax	3.8	3.8
Adjusted net income	$(0.2)	$23.0

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB 133, and certain FAS 133 implementation issues." This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001. Adoption of FAS No. 133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative and embedded derivative holdings.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument. The Company did not have embedded derivatives at December 31, 2002.

Guarantees

In November 2002, the FASB issued Interpretation No.45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("VIE"), an interpretation of Accounting Research Bulletin ("ARB") No. 51.

This Interpretation addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: a) insufficient equity investment at risk, or b) insufficient control by equity investors. This guidance is effective for VIEs created after January 31, 2003 and for existing VIEs as of July 1, 2003. An entity with variable interests in VIEs created before February 1, 2003 shall apply the guidance no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

In conjunction with the issuance of this guidance, the Company conducted a review of its involvement with VIEs and does not believe it has any significant investments or ownership in VIEs.

Future Accounting Standards

Embedded Derivatives

The FASB issued FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") in 1998 and continues to issue guidance for implementation through its Derivative Implementation Group ("DIG"). DIG recently released a draft of FASB Statement 133 Implementation Issue B36 "Embedded Derivatives: Bifurcation of a Debt Instrument That Incorporates Both Interest Rate Risk and Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of That Instrument" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain bifurcatable embedded derivatives. The

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

required date of adoption of DIG B36 has not been determined. If the guidance is finalized in its current form, the Company has determined that certain of its existing reinsurance receivables (payables), investments or insurance products contain embedded derivatives that may require bifurcation. The Company has not yet completed its evaluation of the potential impact, if any, on its consolidated financial positions, results of operations, or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Realized capital gains and losses on all other investments are reflected in the Company's results of operations.

Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fair values for fixed maturity securities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Reverse dollar repurchase agreement and reverse repurchase agreement transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The investment in mutual funds represents an investment in mutual funds managed by the Company, and is carried at fair value.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances, net of impairment reserves.

Short-term investments, consisting primarily of money market instruments and other fixed maturity securities issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in fair value of these options are recorded in net realized capital gains or losses.

Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60") and FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments" ("FAS No. 97").

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

Activity for the year-ended December 31, 2002 within VOBA was as follows:

(Millions)	
Balance at December 31,2001	$20.2
Adjustment for FAS No. 115	(5.1)
Additions	(3.3)
Interest accrued at 7%	1.3
Amortization	(4.6)
Balance at December 31,2002	$8.5

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $3.0 million, $2.0 million, $1.5 million, $1.5 million and $1.1 million and $1.0 million for the years 2003, 2004, 2005, 2006 and 2007, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter 2002, the Company unlocked its assumptions by resetting its near term and long-term assumptions for the separate account returns to 9% (gross before fund management fees and mortality and expense and other policy charges), reflecting a blended return of equity and other sub-accounts. This unlocking adjustment was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. For the year ended December 31, 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $91.5 million before tax, or $59.5 million, net of $32.0 million of federal income tax benefit.

Policy Liabilities and Accruals

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 3.0% to 3.5% for all years presented. Investment yield is based on the Company's experience.

Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 2.4% to 11.0% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Revenue Recognition

For certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender, expenses, actuarial margin and other fees are recorded as revenue as charges are assessed against policyholders. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Income Statement.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the contractholder or participant under a contract (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

Separate Account assets are carried at fair value. At December 31, 2002 and 2001, unrealized gains of $133.4 million and of $6.9 million, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Separate Account liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 2.4% to 11.0% in 2002 and 2.4% to 14.0% in 2001.

Separate Account assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book
basis of assets and liabilities.

2. Investments

Fixed maturities available for sale as of December 31 were as follows:

2002 (Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and government agencies and authorities	$ 207.3	$ 2.3	$ 0.1	$ 209.5
U.S. corporate securities:				
Public utilities	335.7	15.5	1.9	349.3
Other corporate securities	3,012.0	178.7	7.8	3,182.9
Total U.S. corporate securities	3,347.7	194.2	9.7	3,532.2
Foreign securities:				
Government	64.8	2.9	-	67.7
Other	163.8	12.2	1.2	174.8
Total foreign securities	228.6	15.1	1.2	242.5
Mortgage-backed securities	641.7	12.0	0.2	653.5
Other asset-backed securities	294.8	7.0	3.1	298.7
Total fixed maturities, including fixed maturities pledged to creditors	4,720.1	230.6	14.3	4,936.4
Less: Fixed maturities pledged to creditors	-	-	-	-
Fixed maturities	$4,720.1	$230.6	$14.3	$4,936.4

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fixed maturities available for sale as of December 31 were as follows:

2001 (Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and government agencies and authorities	$ 132.1	$ 0.5	$ 3.4	$ 129.2
U.S. corporate securities:				
Public utilities	39.8	0.3	1.4	38.7
Other corporate securities	1,111.8	15.2	10.1	1,116.9
Total U.S. corporate securities	1,151.6	15.5	11.5	1,155.6
Foreign securities:				
Government	143.6	3.3	0.2	146.7
Total foreign securities	143.6	3.3	0.2	146.7
Mortgage-backed securities	167.0	3.6	0.9	169.7
Other asset-backed securities	388.2	7.2	1.7	393.7
Total fixed maturities, including fixed maturities pledged to creditors	1,982.5	30.1	17.7	1,994.9
Less: Fixed maturities pledged to creditors	-	-	-	-
Fixed maturities	$1,982.5	$30.1	$17.7	$1,994.9

The amortized cost and fair value of total fixed maturities for the year-ended December 31, 2002 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

(Millions)	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ -	$ -
After one year through five years	401.0	419.7
After five years through ten years	1,681.3	1,773.1
After ten years	1,701.3	1,791.4
Mortgage-backed securities	641.7	653.5
Other asset-backed securities	294.8	298.7
Fixed maturities	$4,720.1	$4,936.4

At December 31, 2002 and 2001, fixed maturities with fair values of $7.5 million and $7.2 million, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2002.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Beginning in April 2001, the Company entered into reverse dollar repurchase agreement and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported on the Consolidated Balance Sheets. The repurchase obligation totaled $40.0 and $3.9 million at December 31, 2002 and 2001, respectively.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2001. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

During 2002, the Company determined that thirteen fixed maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $8.9 million to reduce the carrying value of the fixed maturities to their combined fair value of $123.5 million. During 2001, the Company determined that ten fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $0.7 million to reduce the carrying value of the fixed maturities to their fair value of $0.07 million.

3. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

Fixed maturities securities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

Equity securities: Fair values of these securities are based upon quoted market value.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Surplus notes: Estimated fair value of the Company's surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

Investment contract liabilities (included in Future policy benefits and claims reserves):

Supplementary contracts and immediate annuities: Estimated fair values of the Company's liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Company would incur to extinguish the liability.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's historical balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2002 and 2001 were as follows:

	2002		2001	
(Millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities	$ 4,936.4	$ 4,936.4	$1,994.9	$1,994.9
Equity securities	19.0	19.0	-	-
Mortgage loans on real estate	482.4	522.2	213.9	219.2
Policy loans	16.0	16.0	14.8	14.8
Cash and short-term investments	150.7	150.7	205.8	205.8
Assets held in separate accounts	11,029.3	11,029.3	10,958.2	10,958.2
Liabilities:				
Surplus notes	(170.0)	(260.0)	(245.0)	(358.1)
Investment contract liabilities:				
Deferred annuities	(5,128.0)	(4,802.9)	(2,155.3)	(1,976.7)
Supplementary contracts and immediate annuities without a fixed maturity	(8.0)	(8.0)	(7.1)	(7.1)
Liabilities related to separate accounts	(11,029.3)	(11,029.3)	(10,958.2)	(10,958.2)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

4. Net Investment Income

Sources of net investment income were as follows:

(Millions)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Fixed maturities	$185.6	$83.7	$55.3
Mortgage loans	19.6	11.2	7.8
Policy loans	0.6	0.8	0.5
Short term investments and cash equivalents	2.6	2.6	2.3
Other	0.4	0.6	0.7
Gross investment income	208.8	98.9	66.6
Less: investment expenses	11.1	4.5	2.5
Net investment income	$197.7	$94.4	$64.1

5. Dividend Restrictions and Shareholder's Equity

The ability of Golden American to pay dividends to the Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2002, Golden American cannot pay dividends to Equitable Life without prior approval of statutory authorities. Golden American did not pay common stock dividends during 2002, 2001, or 2000.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net (loss) income was $(303.0) million, $(156.4) million and $(71.1) million for the years ended December 31, 2002, 2001, and 2000, respectively. Statutory capital and surplus was $424.9 million and $451.6 million as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

For 2001, the Company was required to implement statutory accounting changes ("Codification") ratified by the National Association of Insurance Commissioners ("NAIC") and state insurance departments. The cumulative effect of Codification to the Company's statutory surplus as of January 1, 2001 was a decrease of $5.9 million.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company maintains a $40.0 million reciprocal loan agreement with ING AIH (refer to Note 10), a perpetual $75.0 million revolving note facility with Bank of New York and a $75.0 million revolving note facility with SunTrust Bank which expires on July 31, 2003.

6. Capital Gains and Losses on Investment Operations

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital (losses) gains on investments were as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Fixed maturities	$4.2	$(4.9)	$(6.3)
Equity securities	-	(1.6)	(0.2)
Mortgage loans on real estate	-	-	(0.1)
Pretax realized capital gains (losses)	$4.2	$(6.5)	$(6.6)
After-tax realized capital gains (losses)	$2.7	$(4.2)	$(4.3)

Proceeds from the sale of total fixed maturities and the related gross gains and losses were as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Proceeds on sales	$7,297.1	$880.7	$205.1
Gross gains	76.8	6.9	0.2
Gross losses	72.6	11.8	6.5

Changes in shareholder's equity related to changes in accumulated other comprehensive income were as follows:

(Millions)	2002	2001	2000
Fixed maturities	$204.0	$18.4	$12.4
Equity securities	(3.9)	-	-
DAC/VOBA	(202.8)	(8.4)	(10.4)
Subtotal	(2.7)	10.0	2.0
Increase (decrease) in deferred income taxes	(1.0)	2.1	(3.1)
Net changes in accumulated other comprehensive income (loss)	$(1.7)	$7.9	$5.1

Shareholder's equity included the following accumulated other comprehensive income (loss), at December 31:

(Millions)	2002	2001	2000
Net unrealized capital gains (losses):			
Fixed maturities	$216.3	$12.3	$(6.1)
Equity securities	(3.9)	-	-
DAC/VOBA	(209.2)	(6.4)	2.0
Subtotal	3.2	5.9	(4.1)
Deferred income taxes	1.1	2.1	-
Net accumulated other comprehensive income (loss)	$2.1	$3.8	$(4.1)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, were as follows:

(Millions)	2002	2001	2000
Unrealized holding gains (losses) arising the year (1)	$(8.7)	$11.1	$6.9
Less: reclassification adjustment for gains (losses) and other items included in net income (2)	7.0	(3.2)	(1.8)
Net unrealized gains (losses) on securities	$(1.7)	$7.9	$5.1

(1)   Pretax unrealized holding gains (losses) arising during the year were $13.4 million, $17.1 million and $10.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.
(2)   Pretax reclassification adjustments for gains (losses) and other items included in net income were $10.8 million, $(4.9) million and $(2.8) million for the years ended December 31, 2002, 2001 and 2000, respectively.

7. Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S. based operations of ING Americas, (which includes the Company), in order to build a more customer-focused organization. In connection with these actions, the Company recorded a charge of $4.9 million pretax. The severance portion of this charge ($4.8 million pretax) is based on a plan to eliminate 260 positions (primarily operations, information technology and other administrative/staff support personnel). Severance actions are expected to be substantially complete by March 31, 2003. The facilities portion ($.1 million pretax) of the charge represents the amount to be incurred by the Company to terminate a contractual lease obligation.

Activity for the year ended December 31, 2002 within the severance liability and positions eliminated related to such actions were as follows:

(Millions)	Severance Liability	Positions
Balance at December 31, 2001	$4.8	252
Actions taken	(3.4)	(194)
Balance at December 31, 2002	$1.4	58

8. Income Taxes

Starting in 2002, Golden American Life Insurance Company joins in the filing of a consolidated federal income tax return with its parent, Equitable Life and other affiliates. The Company has a tax allocation agreement with Equitable Life whereby the Company is charged for taxes it would have incurred were it not a member of the consolidated group and is credited for losses at the statutory tax rate. Prior to joining the Equitable Life consolidated group, the Company was the parent of a different consolidated group.

At December 31, 2002, the Company has net operating loss carryforwards of approximately $369.2 million for federal income tax purposes which are available to offset future taxable income. If not used, these carryforwards will expire between 2011 and 2016.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Income tax expense (benefit) from continuing operations included in the consolidated financial statements are as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Current taxes (benefits):			
Federal	$(98.2)	$0.6	$(0.1)
Total current taxes (benefits)	(98.2)	0.6	(0.1)
Deferred taxes (benefits):			
Federal	85.7	(0.5)	13.3
Total deferred taxes (benefits)	85.7	(0.5)	13.3
Total	$(12.5)	$0.1	$13.2

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Income before income taxes	$(42.2)	$(3.9)	$32.4
Tax rate	35%	35%	35%
Income tax at federal statutory rate	(14.8)	(1.4)	11.3
Tax effect of:			
Goodwill amortization	-	1.0	1.0
Meals and entertainment	0.6	0.5	0.3
Other	1.7	-	0.6
Income tax expense (benefit)	$(12.5)	$0.1	$13.2

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

(Millions)	2002	2001
Deferred tax assets:		
Operations and capital loss carryforwards	$125.6	$121.7
Future policy benefits	214.1	176.3
Goodwill	11.1	-
Investments	0.2	0.1
	351.0	298.1
Deferred tax liabilities:		
Goodwill	-	(3.5)
Unrealized gains on investments	(1.1)	(2.1)
Deferred policy acquisition cost	(254.8)	(222.8)
Value of purchased insurance in force	(5.0)	(6.9)
Other	(169.9)	(75.4)
Deferred tax liability before allowance	(430.8)	(310.7)
Valuation allowance	-	-
Net deferred income tax liability	$(79.8)	$(12.6)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

9. Benefit Plans

Defined Benefit Plans

Prior to December 31, 2001, the Company's employees were covered by the ING Retirement Plan for Employees of Equitable Life ("Equitable Plan"), a qualified, defined contribution pension plan. The Company was allocated its share of the pension liability associated with employees.

As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING North America Insurance Corporation ("ING North America"), including Equitable Life, were merged into the ING Americas Retirement Plan. The Company transferred its pension liabilities to the Parent at that date. In exchange for these liabilities, the Company received a capital contribution, net of taxes, from the Parent. The costs allocated to the Company for its members' participation in the ING Pension Plan were $3.0 million for 2002.

The following tables summarize the benefit obligations and the funded status for pension benefits related to the Equitable Plan for the two-year period ended December 31, 2001:

(Millions)	2001
Change in benefit obligation:	
Benefit obligation at January 1	$ 7.9
Service cost	2.0
Interest cost	0.8
Actuarial (gain) loss	(2.7)
Plan Amendments	(0.2)
Transfer of benefit obligation to the Parent	(7.8)
Benefit obligation at December 31	$ -
Funded status:	
Funded status at December 31 prior to the transfer of the benefit obligation to the Parent	$(7.8)
Unrecognized past service cost	(1.1)
Unrecognized net loss	-
Transfer of the funded status to the Parent	8.9
Net amount recognized	$ -

Prior to the merger of the qualified benefit plans of ING's U.S. subsidiaries at December 31, 2001, Equitable Life, held the plan assets.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The weighted-average assumptions used in the measurement of the Company's' December 31, 2001 benefit obligation, prior to the merger of the qualified benefit plans of ING, follows:

	2001
Discount rate	7.50%
Expected return on plan assets	9.25
Rate of compensation increase	4.50

The following table provides the net periodic benefit cost for the fiscal years 2001 and 2000:

Year Ended December 31,	2001	2000
(Millions)		
Service cost	$2.0	$1.6
Interest cost	0.8	0.5
Unrecognized past service cost	-	-
Net periodic benefit cost	$2.8	$2.1

There were no gains or losses resulting from curtailments or settlements during 2001 or 2000.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $0 as of December 31, 2001.

10. Related Party Transactions

Operating Agreements:

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Resources and services are provided to Security Life of Denver Insurance Company ("SLDIC) and Southland Life Insurance Company ("SLIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, were $4.2 million, $0.3 million and $0.3 million, respectively for SLDIC and $1.0 million, $0.1 million and $0.1 million, respectively for SLIC.
- Underwriting and distribution agreement with Directed Services, Inc. ("DSI"), for the variable insurance products issued by the Company. DSI is authorized to enter into agreements with broker/dealers to distribute the Company's' variable products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 2002, 2001 and 2000 commission expenses were incurred in the amounts of $282.9 million, $229.7 million, and $208.9 million, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $11.0 million, $4.4 million, and $2.5 million, respectively.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

- Service agreement with Equitable Life in which administrative and financial related services are provided. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $0.6 million, $0.3 million, and $1.3 million, respectively.

Golden American has certain agreements whereby it generates revenues and incurs expenses with affiliated entities.

The agreements are as follows:
- Managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2002, 2001, and 2000 revenue for these services was $23.7 million, $23.1 million, and $21.3 million, respectively.
- Advisory, computer, and other resources and services are provided to Equitable Life and United Life & Annuity Insurance Company ("ULAIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, totaled $9.8 million, $8.2 million, and $6.2 million, respectively for Equitable Life and $0.3 million, $0.4 million and $0.6 million, respectively for ULAIC.
- Expense sharing agreements with ING America Insurance Holdings, Inc. ("ING AIH") for administrative, management, financial, and information technology services, which were approved in 2001. For the years ended December 31, 2002 and 2001, Golden American incurred expenses of $41.0 million and $23.2 million, respectively.
- Guaranty agreement with Equitable Life. In consideration of an annual fee, payable June 30, Equitable Life guarantees that it will make funds available, if needed, to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. No amounts were payable under this agreement as of December 31, 2002, 2001 and 2000.

Reinsurance Agreements:

Golden American participates in a modified coinsurance agreement with Equitable Life, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $100.9 million, $224.5 million and $218.8 million for the years ended December 31, 2002, 2001, and 2000, respectively. This was offset by a decrease in policy acquisition costs deferred of $143.5 million, $257.5 million and $223.7 million, respectively, for the same periods. As at December 31, 2002, 2001 and 2000, Golden American also had a payable to Equitable Life of $7.1 million, $22.6 million and $16.3 million, respectively, due to the overpayment by Equitable Life of the cash settlement for the modified coinsurance agreement.

Golden American entered into a reinsurance agreement with Security Life of Denver International, Ltd., an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued after January 1, 2000. Golden American also obtained an irrevocable letter of credit in the amount of $25 million related to this agreement. In addition, the Company obtained a standby letter of credit in the amount of $75 million.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Reciprocal Loan Agreement:

Golden American maintains a reciprocal loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2007, Golden American and ING AIH can borrow up to $40.0 million from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $33,000, $26,000, and $481,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001, and 2000, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

Surplus Notes:

Golden American issued multiple 30-year surplus notes (see below table). Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Interest expense for the years ended December 31:

(Millions)

Surplus Note	Amount	Affiliate	Maturity Date	2002	2001	2000
8.2%	50.0	*Equitable Life	12/29/29	2.0	4.1	4.1
8.0	35.0	Security Life of Denver	12/07/29	2.8	2.8	3.0
7.8	75.0	Equitable Life	09/29/29	5.8	5.8	5.8
7.3	60.0	Equitable Life	12/29/28	4.4	4.4	4.4
8.3	25.0	*Equitable Life	12/17/26	1.0	2.1	2.1

* Surplus notes redeemed June 28, 2002.

Stockholder's Equity:

During 2002, 2001, and 2000, Golden American received capital contributions of $356.3 million, $196.8 million, and $115.0 million respectively.

11. Reinsurance

At December 31, 2002, Golden American had reinsurance treaties with four unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks were $90.7 million and $94.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Company had net receivables of $196.9 million and $56.0 million, respectively for reinsurance claims, reserve credits, or other receivables from these reinsurers. At December 31, 2002 and 2001, respectively, these net receivables were comprised of the following: $36.7 and $7.8 million for claims recoverable from reinsurers; $6.3 and $3.4 million for payable for reinsurance premiums; $137.2 million and $28.8 million for reserve credits; and $24.0 million and $22.7 million for reinsured surrenders

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

and allowances due from an unaffiliated reinsurer. Included in the accompanying consolidated financial statements, excluding the modified coinsurance agreements, are net considerations to reinsurers of $50.8 million, $30.3 million and $21.7 million and net policy benefits recoveries of $49.5 million, $21.8 million and $8.9 million for the years ended December 21, 2002, 2001 and 2000, respectively.

Golden participates in a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying consolidated financial statements are presented net of the effects of the treaty which increased (decreased) income by $(2.9) million, $(0.5) million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

12. Commitments and Contingent Liabilities

Leases

For the year ended December 31, 2002 rent expense for leases was $4.6 million. The future net minimum payments under noncancelable leases for the years ended December 31, 2003 through 2007 are estimated to be $2.3 million, $2.3 million, $2.4 million, $2.4 million and $2.4 million, respectively, and $2.4 million, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2002 and 2001, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $39.0 million and $25.2 million, respectively. The Company makes investments in limited partnerships on a subscription basis. At December 31, 2002 and 2001, the Company had to fund the subscriptions of $38.0 million and $0.0 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
For the Period Ended September 30, 2003

INDEX

FINANCIAL INFORMATION (Unaudited)   **PAGE**

Financial Statements:

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Income
(Unaudited)
(Millions)

| | Three months ended September 30, | | Nine months ended September 30, | |
	2003	2002	2003	2002
Revenue:				
Fee income	$ 89.4	$ 58.2	$ 221.2	$ 167.3
Net investment income	52.7	58.0	167.8	132.3
Net realized capital gains	15.6	25.2	87.8	0.4
Other loss	-	-	(0.1)	-
Total revenue	157.7	141.4	476.7	300.0
Benefits, losses and expenses:				
Benefits:				
Interest credited and other benefits to policyholders	108.5	100.9	271.7	212.1
Underwriting, acquisition, and insurance expenses:				
General expenses	28.7	31.8	81.7	106.1
Commissions	72.4	75.9	175.2	239.8
Policy acquisition costs deferred	(58.4)	(86.4)	(150.3)	(242.9)
Amortization of deferred policy acquisition costs and value of business acquired	41.7	96.5	129.9	129.2
Other:				
Expense and charges reimbursed under modified coinsurance agreements	(37.7)	(20.4)	(88.8)	(77.6)
Interest expense	3.5	3.3	10.3	12.7
Total benefits, losses and expenses	158.7	201.6	429.7	379.4
(Loss) income before income taxes and cumulative effect of change in accounting principle	(1.0)	(60.2)	47.0	(79.4)
Income tax (benefit) expense	(7.8)	(19.2)	7.3	(25.7)
Income (loss) before cumulative effect of change in accounting principle	6.8	(41.0)	39.7	(53.7)
Cumulative effect of change in accounting principle	-	-	-	(135.3)
Net income (loss)	$ 6.8	$ (41.0)	$ 39.7	$ (189.0)

The accompanying notes are an integral part of these financial statements.

GALIC -- 9/30/03 F-2

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Balance Sheets
(Unaudited)
(Millions, except share data)

	September 30, 2003 (Unaudited)	December 31, 2002
Assets		
Investments:		
Fixed maturities, available for sale, at fair value (amortized cost of $5,229.3 at 2003 and $4,720.1 at 2002)	$ 5,458.8	$ 4,936.4
Equity securities, at fair value:		
Investment in mutual funds (cost of $9.9 at 2003 and $22.9 at 2002)	9.3	19.0
Mortgage loans on real estate	770.3	482.4
Policy loans	17.2	16.0
Other investments	26.6	2.2
Total investments	6,282.2	5,456.0
Cash and cash equivalents	55.5	148.5
Accrued investment income	64.5	61.9
Reinsurance recoverable	14.3	196.9
Receivable for securities sold	21.7	-
Deferred policy acquisition costs	796.9	678.0
Value of business acquired	8.7	8.5
Other assets	16.2	5.3
Assets held in separate accounts	14,692.5	11,029.3
Total assets	$ 21,952.5	$ 17,584.4
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 5,395.9	$ 5,159.1
Notes to affiliates	170.0	170.0
Due to affiliates	9.1	-
Payables for securities purchased	42.4	-
Dollar roll obligations	111.0	40.0
Current income taxes	22.2	42.4
Deferred income taxes	129.3	79.8
Other liabilities	36.4	64.7
Liabilities related to separate accounts	14,692.5	11,029.3
Total liabilities	20,608.8	16,585.3
Shareholder's equity		
Common stock (250,000 shares authorized, issued and outstanding; $10.00 per share par value)	2.5	2.5
Additional paid-in capital	1,358.4	1,128.4
Accumulated other comprehensive income	77.0	2.1
Retained deficit	(94.2)	(133.9)
Total shareholder's equity	1,343.7	999.1
Total liabilities and shareholder's equity	$ 21,952.5	$ 17,584.4

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Changes in Shareholder's Equity
(Unaudited)
(Millions)

	Nine Months Ended September 30,	
	2003	**2002**
Shareholder's equity, beginning of period	$ 999.1	$ 817.8
Comprehensive income (loss):		
Net income (loss)	39.7	(189.0)
Other comprehensive income net of tax: unrealized gain on securities ($115.2 and $20.8, pretax year to date)	74.9	13.5
Total comprehensive income (loss)	114.6	(175.5)
Loss on sale to affiliate	-	(3.0)
Contribution of capital	230.0	239.7
Shareholder's equity, end of period	$ 1,343.7	$ 879.0

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Millions)

| | Nine months ended September 30, | |
	2003	2002
Net cash provided by operating activities	$ 260.0	$ 92.0
Cash Flows from Investing Activities		
Proceeds from the sale, maturity, or repayment of:		
Fixed maturities available for sale	5,696.4	5,534.2
Equity securities	11.4	-
Mortgage loans on real estate	36.5	12.4
Acquisition of investments:		
Fixed maturities available for sale	(6,126.8)	(8,043.7)
Equity securities	-	(22.8)
Mortgage loans on real estate	(324.4)	(135.1)
Other investments	(24.4)	(0.1)
Disposal of subsidiary at book value	-	(31.6)
Proceeds from sale of interest in subsidiary	-	27.7
(Increase) decrease in policy loans	(1.2)	(0.9)
Purchase of property and equipment	(0.6)	(0.4)
Net cash used in investing activities	(733.1)	(2,660.3)
Cash Flows from Financing Activities		
Deposits and interest credited for investment contracts	1,152.7	3,345.4
Maturities and withdrawals from insurance and investment contracts	(249.0)	(136.1)
Transfers to separate accounts	(888.1)	(791.6)
Repayment of notes payable	-	(76.4)
Cash received on reinsurance recapture	134.5	-
Contribution of capital from parent	230.0	245.0
Net cash provided by financing activities	380.1	2,586.3
Net (decrease) increase in cash and cash equivalents	(93.0)	18.0
Cash and cash equivalents, beginning of period	148.5	195.7
Cash and cash equivalents, end of period	$ 55.5	$ 213.7

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation

Golden American Life Insurance Company ("Golden American") and through April 1, 2002, its wholly-owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden") (collectively the "Company") are providers of financial products and services in the United States. Golden American, a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding, Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands.

On June 25, 2003, each Board of Directors and each sole shareholder of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company and USG Annuity & Life Company (the "Merger Companies") and the Board of Directors and sole shareholder of the Company approved a plan to merge the Merger Companies with and into the Company. It is anticipated that the merger will be effective on January 1, 2004 (the "merger date"), subject to certain regulatory approvals. As of the merger date, the Merger Companies will cease to exist and will be succeeded by the Company. The Merger Companies, as well as the Company, are indirect, wholly-owned subsidiaries of ING. The Company is currently a Delaware stock life insurance company. Immediately prior to the merger, it is anticipated that the Company will become an Iowa insurance company. It is also anticipated that upon the merger the Company will be renamed ING USA Annuity and Life Insurance Company. On July 21, 2003, the Insurance Division of the State of Iowa approved the Articles of Merger of Golden American with the Merger Companies. Also on July 21, 2003, the Insurance Division of the State of Iowa approved the Restated Articles of Incorporation, effectively approving the re-domestication of the Company upon merger.

The condensed consolidated financial statements and notes as of September 30, 2003 and December 31, 2002 and for the three and nine-month periods ended September 30, 2003 and 2002 ("interim periods") have been prepared in accordance with accounting principles generally accepted in the United States of America and are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and related notes as presented in the Company's 2002 Annual Report on Form 10-K. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year. Certain reclassifications have been made to 2002 financial information to conform to the 2003 presentation.

The Company conducts its business through one operating segment, U.S. Financial Services ("USFS"), and revenue reported by the Company is predominantly derived from external customers.

2. Recently Adopted Accounting Standards

Accounting for Goodwill and Other Intangible Assets

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets* ("FAS No.142"). Effective January 1, 2002, the Company applied the non-amortization provision of the new standard, therefore, the Company's net income is comparable for all periods presented.

The adoption of this standard resulted in an impairment loss of $135.3 million, which was recorded by the Company in the fourth quarter of 2002. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

In accordance with FAS No. 142, a transitional impairment loss for goodwill should be recognized in the first interim period of the year of initial adoption, regardless of the period in which it was measured. The aggregate amount of the accounting change should be included in restated net income of the first interim period, and each subsequent period of that year should be presented on the restated basis. As such, net income for the nine months ended September 30, 2002, has been restated to reflect the January 1, 2002 impairment charge, which was recorded in the fourth quarter of 2002.

3. New Accounting Pronouncements

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*, which the Company intends to adopt on January 1, 2004. The impact on the financial statements is not known at this time.

The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* recently issued Statement Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments* ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company is October 1, 2003. The Company has completed its evaluation of DIG B36 and determined that the Company has modified coinsurance treaties that are applicable to require implementation of the guidance. The applicable contracts, however, have been determined to generate embedded derivatives with a fair value of zero. Therefore, the guidance, while implemented, will have no impact on the Company's financial position, results of operations or cash flows.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of business acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("FAS No. 60") and FAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments* ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

VOBA activity for the nine months ended September 30, 2003 was as follows:

(Millions)		
Balance at December 31, 2002	$	8.5
Adjustment for FAS No. 115		(8.8)
Interest accrued at 7%		0.4
Amortization		8.6
Balance at September 30, 2003	$	8.7

5. Investments

Impairments

During the three months ended September 30, 2003, the Company determined that no fixed maturities had other than temporary impairments. During the three months ended September 30, 2002, the Company determined that four fixed maturities had other than temporary impairments. As a result, for the three months ended September 30, 2002, the Company recognized a pre-tax loss of $0.3 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

During the first nine months of 2003, the Company determined that five fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2003, the Company recognized a pre-tax loss of $5.7 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment. During the first nine months of 2002, the Company determined that ten fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2002, the Company recognized a pre-tax loss of $7.2 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

The fair value of the remaining impaired fixed maturities at September 30, 2003 and 2002 is $1.5 million and $4.1 million, respectively.

6. Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S.-based operations of ING Americas (which includes the Company) in order to build a more customer-focused organization. During the first quarter 2003, the Company performed a detail analysis of its severance accrual. As part of this analysis, the Company corrected the initial planned number of people to eliminate from 252 to 228 (corrected from the 2002 Annual Report on Form 10K) and extended the date of expected completion for severance actions to June 30, 2003. Activity for the nine months ended September 30, 2003 within the severance liability and positions eliminated related to such actions were as follows:

(Millions, except positions data)	Liability	Positions
Balance at December 31, 2002	$ 0.8	34.0
Payments	(0.8)	-
Positions eliminated due to internal replacement jobs	-	(34.0)
Balance at September 30, 2003	$ -	-

7. Income Taxes

The effective tax rates for the three months ended September 30, 2003 and September 30, 2002 were 780.0% and 31.9%, respectively. The change in the three months rate was primarily caused by an increase in the deduction allowed for dividends received combined with a decrease in pre-tax income. The Company's effective tax rates for the nine months ended September 30, 2003 and 2002 were 15.5% and 32.4%, respectively. The change in the year-to-date rate was primarily caused by an increase in the deduction allowed for dividends received.

8. Commitments and Contingent Liabilities

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At September 30, 2003 and December 31, 2002, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $113.6 million and $77.0 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

9. Reinsurance

In March 2003, the Company amended its reinsurance agreement with Security Life of Denver International ("SLDI"), an affiliate. Under this amendment, the Company terminated the reinsurance agreement for all inforce and new business and recaptured all in force business reinsured under the reinsurance agreement between the Company and SLDI retroactive to January 1, 2003. SLDI was released from all of its liabilities under the reinsurance agreement retroactive to January 1, 2003 and the Company reduced its reinsurance recoverable related to these liabilities by $150.1 million. On March 28, 2003, SLDI transferred assets to the Company in the amount of $185.6 million. The difference in amounts transferred on March 28, 2003 and the reduction of the reinsurance recoverable as of January 1, 2003 reflects adjustments on the investment income on the assets and letter of credit costs between January 1, 2003 and the date of the asset transfer. It also encompasses the net effect of a recapture fee paid in the amount of $5.0 million offset by the receipt of a $24.1 million negative ceding commission. The net impact of which was deferred in policy acquisition costs and is being amortized over the period of estimated future profits.

Ameribest Life Insurance Company

Financial Statements - Statutory Basis

Years ended December 31, 2002 and 2001

CONTENTS

Report of Independent Auditors

Board of Directors and Stockholder
Equitable Life Insurance Company of Iowa

We have audited the accompanying statutory basis balance sheets of Ameribest Life Insurance Company ("the Company," which, effective January 1, 2003, merged into an affiliate, Equitable Life Insurance Company of Iowa, a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Office of Commissioner of Insurance of the State of Georgia (Georgia Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Ameribest Life Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ameribest Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Georgia Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Georgia Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

Ameribest Life Insurance Company

Balance Sheets - Statutory Basis

	December 31		
	2002		**2001**
	(In Thousands)		
Admitted assets			
Cash and invested assets:			
Bonds	**$ 281,391**	$	259,073
Mortgage loans	**4,644**		4,761
Policy loans	**-**		10
Other invested assets	**3**		87
Cash and short-term investments	**2,900**		17,812
Total cash and invested assets	**288,938**		281,743
Accrued investment income	**3,677**		3,561
Indebtedness from related parties	**1,263**		105
Federal income tax including net admitted deferred tax asset for 2002 - $571; 2001 - $409	**3,381**		572
Other assets	**-**		28
Total admitted assets	**$ 297,259**	$	286,009

Ameribest Life Insurance Company

Balance Sheets - Statutory Basis (continued)

	December 31		
	2002		**2001**
	(In Thousands, except share amounts)		
Liabilities and capital and surplus			
Liabilities:			
Policy and contract liabilities:			
Life and annuity reserves	$	**279,079**	$ 264,158
Deposit type contracts		**905**	121
Total policy and contract liabilities		**279,984**	264,279
Interest maintenance reserve		**1,899**	2,400
Accounts payable and accrued expenses		**146**	1,324
Indebtedness to related parties		**65**	367
Asset valuation reserve		**385**	733
Other liabilities		**12**	-
Total liabilities		**282,491**	269,103
Capital and surplus:			
Common stock: authorized - 3,000,000 shares of $1.50 par			
value; 1,666,667 shares issued and outstanding		**2,500**	2,500
Additional paid-in capital		**18,808**	18,808
Unassigned deficit		**(6,540)**	(4,402)
Total capital and surplus		**14,768**	16,906
Total liabilities and capital and surplus	$	**297,259**	$ 286,009

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Operations - Statutory Basis

	Year ended December 31	
	2002	2001
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ **7,643**	$ 72,077
Net investment income	**19,043**	19,930
Amortization of interest maintenance reserve	**640**	206
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**259**	1,757
Total premiums and other revenues	**27,585**	93,970
Benefits paid or provided:		
Annuity benefits	**5,440**	3,452
Surrender benefits	**7,880**	6,391
Interest on policy or contract funds	**(18)**	(3)
Increase in life, annuity, and accident and health reserves	**14,921**	76,332
Total benefits paid or provided	**28,223**	86,172
Insurance expenses:		
Commissions	**691**	3,738
General expenses	**348**	2,038
Insurance taxes, licenses and fees, excluding federal income taxes	**23**	183
Total insurance expenses	**1,062**	5,959
(Loss) gain from operations before federal income taxes and net realized capital losses	**(1,700)**	1,839
Federal income tax benefit	**(905)**	-
(Loss) gain from operations before net realized capital losses	**(795)**	1,839
Net realized capital (losses) gains net of income taxes 2002 - $(258); 2001 - $ (729) and excluding net transfers to the interest maintenance reserve 2002- $(138); 2001- $(2,925)	**(1,856)**	846
Net income	$ **(2,651)**	$ 2,685

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,500	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	18,808	18,808
Unassigned deficit:		
Balance at beginning of year	(4,402)	(7,421)
Net income	(2,651)	2,685
Change in nonadmitted assets	(419)	2,630
Change in asset valuation reserve	348	(459)
Change in net deferred income tax	584	(1,418)
Change in accounting principle, net of tax	-	215
Other	-	(634)
Balance at end of year	(6,540)	(4,402)
Total capital and surplus	$ 14,768	$ 16,906

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Cash Flows-Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ **7,643**	$ 72,076
Net investment income received	**19,205**	19,249
Commission and expense allowances received on reinsurance ceded	**260**	1,757
Benefits paid	**(12,488)**	(9,843)
Insurance expenses paid	**(1,131)**	(5,995)
Federal income taxes paid	**(2,000)**	(163)
Other revenues in excess of (expenses) other	**28**	(28)
Net cash provided by operations	**11,517**	77,053
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**154,954**	223,743
Mortgage Loans	**116**	994
Miscellaneous proceeds	**87**	(47)
Net tax on capital gains	**-**	(729)
Net proceeds from sales, maturities, or repayments of investments	**155,157**	223,961
Cost of investments acquired:		
Bonds	**179,003**	280,372
Mortgage loans	**-**	5,754
Miscellaneous applications (receipts)	**32**	-
Total cost of investments acquired	**179,035**	286,126
Net decrease (increase) in policy loans	**10**	(10)
Net cash used in investment activities	**(23,868)**	(62,175)

AMB - F-8

Ameribest Life Insurance Company

Statements of Cash Flows-Statutory Basis (continued)

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	$ -	$ 215
Borrowed money	817	124
Other sources	(3,378)	(11,210)
Net cash used in financing and miscellaneous activities	(2,561)	(10,871)
Net (decrease) increase in cash and short-term investments	(14,912)	4,007
Cash and short-term investments:		
Beginning of year	17,812	13,805
End of year	$ 2,900	$ 17,812

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Ameribest Life Insurance Company (the Company) is domiciled in Georgia. Effective January 1, 2003, the Company merged into an affiliate, Equitable Life Insurance Company of Iowa, a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company offers fixed annuity products. Operations are conducted in the United States and the Company is presently licensed in 46 states.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Office of Commissioner of Insurance of the State of Georgia (Georgia Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e. undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are reevaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus. Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Deferred Income Taxes Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

1. Nature of Operations and Significant Accounting Policies (continued)

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amount due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 3.00% to 7.50%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense.   Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	$ **3,098**	$ 2,676
Agents' debit balances	**14**	17
Total nonadmitted assets	$ **3,112**	$ 2,693

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $13,825,000 and repaid $13,825,000 in 2002, borrowed $27,000,000 and repaid $27,000,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $2,000 and $8,000 during 2002 and 2001, respectively.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Georgia Insurance Department. The Georgia Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Georgia for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency in under the Georgia Insurance Laws. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Georgia. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Georgia Department of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Georgia. Effective January 1, 2001, the Georgia Insurance Department required that insurance companies domiciled in the State of Georgia prepare their statutory basis financial

3. Accounting Changes (continued)

statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Georgia insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned deficit in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased unassigned deficit, by $215,000 as of January 1, 2001.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 16,917	$ 974	$ -	$ 17,891
Public utilities securities	28,304	1,532	41	29,795
Corporate securities	184,124	12,389	380	196,133
Other structured securities	15,468	767	-	16,235
Commercial mortgage-backed securities	36,578	3,386	-	39,964
Total fixed maturities	$ 281,391	$ 19,048	$ 421	$ 300,018
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 11,087	$ 456	$ 70	$ 11,473
Public utilities securities	10,289	621	-	10,910
Corporate securities	188,501	5,664	2,305	191,860
Other structured securities	23,980	800	-	24,780
Commercial mortgage-backed securities	25,216	1,054	-	26,270
Total fixed maturities	$ 259,073	$ 8,595	$ 2,375	$ 265,293

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	$ -	$ -
Due after 1 year through 5 years	118,229	125,133
Due after 5 years through 10 years	96,562	102,989
Due after 10 years	14,554	15,697
	229,345	243,819
Mortgage-backed securities	-	-
Other structured securities	15,468	16,235
Commercial mortgage-backed securities	36,578	39,964
Total	$ 281,391	$ 300,018

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $6,802,000 were on deposit with state insurance departments to satisfy regulatory requirements.

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $140,855,000 and $205,473,000 in 2002 and 2001, respectively. Gross gains of $2,693,000 and $6,015,000 and gross losses of $3,959,000 and $1,515,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

	December 31	
	2002	2001
	(In Thousands)	
Income:		
Bonds	$ 19,304	$ 19,813
Mortgage loans	356	409
Other	119	378
Total investment income	19,779	20,600
Investment expenses	(736)	(670)
Net investment income	$ 19,043	$ 19,930

4. Investments (continued)

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Investment Purchase Commitments	$ -	$ 10,000

There were no new loans during 2002. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue.

5. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $240,000 and $11,537,000 and with an aggregate market value of $240,000 and $11,432,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 0.1% of the Company's investments in bonds and 0.1% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $5,000,000 and $17,903,000 with an aggregate NAIC market value of $5,195,000 and $17,782,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 1.8% of the Company's investment in bonds and 1.7% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (59.4%) and Arizona (40.6%). The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $1,887,000.

6. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 275,105	92.4%
At book value less surrender charge	17,936	6.0
Subtotal	293,041	98.4
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	-	-
Not subject to discretionary withdrawal	4,879	1.6
Total annuity reserves and deposit fund liabilities before reinsurance	297,920	100.0%
Less reinsurance ceded	17,936	
Net annuity reserves and deposit fund liabilities	$ 279,984	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 261,524	92.4%
At book value less surrender charge	18,699	6.6
Subtotal	$280,223	99.0
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	-	-
Not subject to discretionary withdrawal	2,755	1.0
Total annuity reserves and deposit fund liabilities before reinsurance	282,978	100.0%
Less reinsurance ceded	18,699	
Net annuity reserves and deposit fund liabilities	$ 264,279	

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

7. Reinsurance

The Company is involved in ceded reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	$ **390**	$ 11,440
Benefits paid or provided	**660**	192
Policy and contract liabilities at year end	**17,943**	18,705

8. Federal Income Taxes

The Company files a separate federal income tax return.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2002	**2001**
	(In Thousands)	
Total gross deferred tax assets	$ **3,801**	$ 3,085
Total deferred tax liabilities	**(132)**	-
Net deferred tax asset	**3,669**	3,085
Deferred tax asset nonadmitted	**(3,098)**	(2,676)
Net admitted deferred tax asset	$ **571**	$ 409
(Increase) decrease in nonadmitted asset	$ **(422)**	$ (1,827)

Significant components of income taxes incurred as of December 31 are:

	2002	**2001**
	(In Thousands)	
Current income taxes incurred consist of the following major components:		
Federal taxes on operations	$ **(905)**	$ 810
Operations loss carryovers utilized	**-**	(810)
Federal tax on capital gains	**258**	1,575
Capital loss carryovers utilized	**-**	(846)
Total current taxes incurred	$ **(647)**	$ 729

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

8. Federal Income Taxes (continued)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31			
	2002		**2001**	
	(In Thousands)			
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	**919**	$	963
Insurance reserves		**1,822**		1,161
Goodwill		**880**		961
Operations loss carry forward		**165**		-
Other		**15**		-
Total deferred tax assets		**3,801**		3,085
Deferred tax assets nonadmitted		**(3,098)**		(2,676)
Admitted deferred tax assets	$	**703**	$	409
Deferred tax liabilities resulting from book/tax differences in:				
Other	$	**132**	$	-
Total deferred tax liabilities		**132**		-
Net admitted deferred tax asset	$	**571**	$	409

The change in net deferred income taxes is comprised of the following:

	December 31					
	2002		**2001**		**Change**	
	(In Thousands)					
Total deferred tax assets	$	**3,801**	$	3,085	$	716
Total deferred tax liabilities		**(132)**		-		(132)
Net deferred tax asset (liability)	$	**3,669**	$	3,085		584
Tax effect of items in surplus:						
Nonadmitted assets						(5)
Change in net deferred income tax					$	579

8. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year Ended December 31, 2002
	(*In Thousands*)
Ordinary income	$ (1,700)
Capital gains (losses)	(1,460)
Total pre-tax book income	$ (3,160)
Provisions computed at statutory rate	$ (1,106)
Interest maintenance reserve	(224)
Nondeductible general expense	82
Other	22
Total	$ (1,226)
Federal income taxes incurred	$ (647)
Change in net deferred income taxes	(579)
Total statutory income taxes	$ (1,226)

The Company has a recoverable of $2,810,000 at December 31, 2002 and $163,000 at December 31, 2001 from the United States Treasury for federal income taxes.

The Company has operating loss carryforwards of $473,000 that expire in 2017.

9. Capital and Surplus

Under Georgia insurance regulations, the Company is required to maintain a minimum total capital and surplus of $3,000,000. Additionally, the amount of dividends that can be paid by the Company to its stockholder without prior approval of the Georgia Insurance Department is limited to the greater of 10% of statutory surplus or statutory net gain from operations.

10. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 281,391	$ 300,018	$ 259,073	$ 265,293
Mortgage loans	4,644	5,329	4,761	4,950
Policy loans	-	-	10	10
Short-term investments	2,850	2,850	-	-
Cash	50	50	17,812	17,812
Indebtedness from related parties	1,263	1,263	105	105
Receivable for securities	3	3	87	87
Liabilities:				
Individual and group annuities	279,079	257,978	264,158	243,639
Deposit type contract	905	971	121	130
Indebtedness to related parties	65	65	367	367

10. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office.

Market value as determined by the NAIC as of December 31, 2002 and 2001 is $286,211,000 and $264,074,000 respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

11. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

12. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $10,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $677 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $5,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $0 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

13. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $723,000 and $643,000 for the year ended December 2002 and 2001, respectively.

13. Related Party Transactions (continued)

Affiliates (continued)

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received (paid) under these agreements were ($263,000) and $1,807,000 for the year ended December 31, 2002 and 2001, respectively.

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2008, the Company can borrow up to $1,400,000 from ING AIH. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, the company incurred interest expense of $1,274 for the year ended December 31, 2002. At December 31, 2002, the company had $0 payable to ING AIH.

14. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $29,000 and $100,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $0 and $28,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

15. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

Equitable Life Insurance Company of Iowa

Financial Statements - Statutory Basis

Years ended December 31, 2002 and 2001

CONTENTS

Report of Independent Auditors

Board of Directors and Stockholder
Equitable Life Insurance Company of Iowa

We have audited the accompanying statutory basis balance sheets of Equitable Life Insurance Company of Iowa ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Iowa Department of Regulatory Agencies of the State of Iowa, Iowa Insurance Division, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Equitable Life Insurance Company of Iowa at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Life Insurance Company of Iowa at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL, as adopted by the Iowa Insurance Division.

/s/ Ernst & Young LLP

March 21, 2003

Equitable Life Insurance Company of Iowa

Balance Sheets - Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$2,925,958**	$2,628,098
Preferred stocks	**441**	490
Common stocks	**120,285**	306
Subsidiaries	**811,079**	761,039
Mortgage loans	**859,953**	842,253
Real estate, less accumulated depreciation		
(2002 - $339, 2001 - $531)	**3,651**	5,254
Policy loans	**130,790**	139,826
Other invested assets	**180,117**	266,358
Cash and short-term investments	**25,102**	67,592
Total cash and invested assets	**5,057,376**	4,711,216
Deferred and uncollected premiums, less loading		
(2002 - $785, 2001 - $751)	**64,607**	5,736
Accrued investment income	**43,330**	40,604
Reinsurance balances recoverable	**785**	1,020
Data processing equipment, less accumulated		
depreciation (2002 - $5,459, 2001 - $3,243)	**186**	373
Indebtedness from related parties	**107,057**	29,687
Federal income tax recoverable, including a deferred		
tax asset (2002 - $15,601, 2001 - $6,976)	**50,531**	34,688
Separate account assets	**959,377**	1,406,693
Other assets	**303,168**	273,482
Total admitted assets	**$6,586,417**	$6,503,499

Equitable Life Insurance Company of Iowa

Balance Sheets - Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$4,015,244**	$3,580,706
Deposit type contracts	**189,296**	152,193
Policyholders' funds	**310**	282
Dividends payable	**23,795**	24,385
Unpaid claims	**2,227**	8,122
Total policy and contract liabilities	**4,230,872**	3,765,688
Accounts payable and accrued expenses	**26,439**	26,012
Indebtedness to related parties	**66,200**	21,091
Asset valuation reserve	**25,738**	26,060
Interest maintenance reserve	**13,573**	17,123
Borrowed money	**148,996**	135,948
Other liabilities	**(14,220)**	66,062
Separate account liabilities	**959,377**	1,406,693
Total liabilities	**5,456,975**	5,464,677
Capital and surplus:		
Common stock: authorized -- $1.00 par value; authorized 7,500,000 shares, issued and outstanding 5,000,300 shares	**5,000**	5,000
Additional paid-in capital	**1,215,324**	700,324
Unassigned (deficit) surplus	**(90,882)**	333,498
Total capital and surplus	**1,129,442**	1,038,822
Total liabilities and capital and surplus	**$6,586,417**	$6,503,499

Equitable Life Insurance Company of Iowa

Statements of Operations - Statutory Basis

	Year Ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$ 1,832,175**	$ 2,645,375
Policy proceeds and dividends left on deposit	**1,840**	1,263
Net investment income	**228,150**	232,779
Amortization of interest maintenance reserve	**(2,570)**	2,299
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**(80)**	91
Other income	**23,058**	41,581
Total premiums and other revenues	**2,082,573**	2,923,388
Benefits paid or provided:		
Death benefits	**44,630**	41,922
Annuity benefits	**119,150**	103,305
Surrender benefits	**638,053**	464,583
Interest on policy or contract funds	**6,192**	7,043
Other benefits:	**7,209**	6,906
Life contract withdrawals	**47,009**	49,110
Increase in life, annuity, and accident and health reserves	**1,186,223**	2,055,065
Net transfers from separate accounts	**(135,686)**	(98,628)
Total benefits paid or provided	**1,912,780**	2,629,306
Insurance expenses:		
Commissions	**157,842**	205,363
General expenses	**45,159**	81,288
Insurance taxes, licenses and fees, excluding federal income taxes	**3,801**	9,080
Total insurance expenses	**206,802**	295,731
Loss from operations before policyholder dividends, federal income taxes and net realized capital losses	**(37,009)**	(1,649)

Equitable Life Insurance Company of Iowa

Statements of Operations - Statutory Basis (continued)

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Dividends to policyholders	**23,406**	25,228
Loss from operations before federal income taxes and net realized capital losses	**(60,415)**	(26,877)
Federal income taxes	**38,715**	(1,605)
Loss from operations before net realized capital losses	**(99,130)**	(25,272)
Net realized capital losses net of income taxes 2002 - $(10,288); 2001 - $ (7,441) and excluding net transfers to the interest maintenance reserve 2002 - $3,295; 2001 - $3,720	**(20,665)**	(37,807)
Net loss	**$(119,795)**	$(63,079)

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Statements of Changes in Capital and Surplus - Statutory Basis

	Year Ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 5,000**	$ 5,000
Paid-in and contributed surplus:		
Balance at beginning and end of year	**700,324**	248,743
Capital contributions	**515,000**	451,581
Balance at end of year	**$1,215,324**	$ 700,324
Unassigned deficit:		
Balance at beginning of year	**333,498**	344,924
Net loss	**(119,795)**	(63,079)
Change in net unrealized capital gains or losses	**(307,450)**	35,976
Change in nonadmitted assets	**(58,477)**	65,659
Change in asset valuation reserve	**322**	12,378
Change in net deferred income tax excluding tax effect of non admitted assets	**61,020**	30,125
Change in accounting principle, net of tax	**--**	(6,073)
Transfer of prepaid pension assets	**--**	(87,412)
Cession of existing risks, net of tax	**--**	1,000
Balance at end of year	**$ (90,882)**	$ 333,498
Total capital and surplus	**$1,129,442**	$1,038,822

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Statements of Cash Flows - Statutory Basis

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$1,775,113**	$2,647,810
Net investment income received	**274,233**	243,697
Commission and expense allowances received on reinsurance ceded		
Benefits paid	**(862,628)**	(673,320)
Net transfers to separate accounts	**148,848**	111,689
Insurance expenses paid	**(199,451)**	(274,085)
Dividends paid to policyholders	**(23,568)**	(25,413)
Federal income taxes paid	**(45,836)**	71,450
Net other (expenses) revenues	**(697,081)**	41,873
Net cash provided by operations	**369,576**	2,143,792
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**3,559,637**	2,401,946
Preferred stocks	**357**	11,844
Common stocks	**103,451**	61,428
Mortgage loans	**2,241**	--
Other invested assets	**51,647**	6,951
Miscellaneous proceeds	**84,561**	1,989
Net tax on capital gains	**--**	(7,441)
Net proceeds from sales, maturities, or repayments of investments	**3,801,894**	2,476,717
Cost of investments acquired:		
Bonds	**3,938,840**	2,938,801
Preferred stocks	**556,492**	451,581
Mortgage loans	**121,122**	179,837
Other invested assets	**844**	3,835
Miscellaneous applications	**106,945**	--
Total cost of investments acquired	**4,724,243**	3,574,054
Net decrease (increase) in policy loans	**(9,656)**	1,185
Net cash used in investment activities	**(912,693)**	(1,098,522)

Equitable Life Insurance Company of Iowa

Statements of Cash Flows - Statutory Basis (continued)

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**506,300**	446,508
Borrowed money	**13,008**	13,660
Premium and other deposit-type funds	**20,799**	(21,565)
Other (uses) sources	**(39,480)**	(1,699,700)
Net cash provided by (used in) financing and miscellaneous activities	**500,627**	(1,261,097)
Net (decrease) increase in cash and short-term investments	**(42,490)**	(215,827)
Cash and short-term investments:		
Beginning of year	**67,592**	283,419
End of year	**$ 25,102**	$ 67,592

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Equitable Life Insurance Company of Iowa (the Company) is domiciled in Iowa and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company offers various insurance products including deferred and immediate annuities, variable annuities, and interest sensitive and traditional life insurance. These products are marketed by the Company's career agency force, independent insurance agents, broker/dealers, and financial institutions. The Company's primary customers are individuals. The Company is presently licensed in 49 states, the District of Columbia and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the State of Iowa (Iowa Insurance Division), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (Continued)

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (Continued)

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Iowa Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value. Nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost with the exception of the S&P Options. The S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from the S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Rollover dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial Methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.25% to 10%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The methods used in valuation of substandard policies are as follows:

> For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

> For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating. For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the State of Iowa is $246,911,000 at December 31, 2002. The amount of reserves for policies on which gross premiums are less than the net premiums deficiency reserves is $1,617,000 at December 31, 2002.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Guaranteed Minimum Death Benefits

Guaranteed minimum death benefits ("GMDB") are features offered with a variable annuity contract that provide a minimum level of proceeds, regardless of account balance, in the event of the policyholder's death. The GMDB can either remain constant or increase, depending on the underlying guarantee. The GMDB features of many companies' variable annuity contracts contain a "dollar-for-dollar" withdrawal provision, which provides for a reduction in the GMDB on a dollar-for-dollar basis when a partial withdrawal occurs.

As a result of the equity market performance over the past several years, a number of variable annuity policies could have account values that are less than the GMDB. A policy holder with a sizeable minimum death benefit and a policy with a dollar-for-dollar withdrawal provision could withdraw all but a required minimal account value or transfer a portion of their variable annuity contract to another carrier, while maintaining a significant GMDB.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Guaranteed Minimum Death Benefits (continued)

For Statutory reserves, Actuarial Guideline 33, "DETERMINING CARVM RESERVES FOR ANNUITY CONTRACT WITH ELECTIVE BENEFITS" (AG 33), defines the methodology and assumptions that are to be used to determine the minimum statutory reserves for annuity contracts. The purpose of Actuarial Guideline 34, "VARIABLE ANNUITY MINIMUM GUARANTEED DEATH BENEFIT RESERVES" (AG 34) is "to interpret the standards for the valuation of reserves for Minimum Guaranteed Death Benefits included in variable annuity contracts."

There is currently discussion whether AG 34 supersedes AG 33 when calculating the GMDB reserves or whether AG 33 and AG 34 should be applied jointly. Given the inherent ambiguity and controversy as to whether AG 34 supersedes AG 33 or whether AG 33 and AG 34 both apply in determining the appropriate reserves, and given the heightened interest of rating agencies regarding this issue, the Company has performed an initial assessment of its potential exposure related to GMDB's under the dollar-for-dollar features of its variable annuity products. The difference in interpretation as to the appropriate integration of AG 33 and AG 34 computational guidance could result in higher statutory reserve balances of approximately $35,000,000 as of December 31, 2002. The Company has a wholly owned insurance subsidiary in which the difference in interpretation could result in higher reserve balances of approximately $85,000,000 as of December 31, 2002.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful lives of the assets.

Participating Issuance

Participating business approximates less than 11% of the Company's ordinary life insurance in force and 2% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $23,406,000 and $25,228,000 were incurred 2002 and 2001, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**157,392**	94,807
Agents' debit balances	**253**	705
Furniture and equipment	**4,337**	6,411
Leasehold improvements	**1,033**	--
Deferred and uncollected premium	**426**	372
Commuted commission	**1,108**	--
Suspense debts	**3,586**	5,135
Other	**231**	2,459
Total nonadmitted assets	**$168,366**	$109,889

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets (continued)

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $1,253,710,000 and repaid $1,253,710,000 in 2002, and borrowed $784,500,000 and repaid $784,500,000 during, 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $204,000 and $1,646,000 during 2002 and 2001, respectively.

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Iowa. The Iowa State Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency in under the Iowa Insurance Laws. The National Association of Insurance Commissioners' (NAIC) ACCOUNTING PRACTICES AND PROCEDURES MANUAL has been adopted as a component of prescribed or permitted practices by the state of Iowa. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Iowa Insurance Division. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL subject to any deviations prescribed or permitted by the State of Iowa insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased unassigned surplus, by $6,073,000 as of January 1, 2001. Included in this total adjustment is a reduction in unassigned funds of approximately $12,670,000 related to guaranty funds, post retirement benefits and other assessments and an increase in unassigned funds of approximately $6,597,000 related to mortgage loans and bonds.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,605	$ 643	$ --	$ 7,248
States, municipalities, and political subdivisions	248	11	--	259
Foreign government	172,130	12,466	4,538	4,538
Public utilities securities	185,449	8,495	3,681	190,263
Corporate securities	1,324,320	85,202	12,026	1,397,496
Mortgage-backed securities	874,791	38,253	20,820	892,224
Other structured securities	363,055	22,346	19,667	365,734
Total fixed maturities	2,926,598	167,416	60,732	3,033,282
Preferred stocks	441	--	--	441
Common stocks	120,051	234	--	120,285
Total equity securities	120,492	234	--	120,726
Total	$3,047,090	$167,650	$60,732	$3,154,008

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 35,463	$ 306	$ 730	$ 35,039
States, municipalities, and political subdivisions	248	--	1	147
Foreign government	111,157	3,952	3,077	112,032
Public utilities securities	103,304	1,839	4,541	100,602
Corporate securities	1,130,256	37,173	22,792	1,144,637
Mortgage-backed securities	873,372	27,484	17,543	883,313
Other structured securities	374,298	13,007	20,626	366,679
Total fixed maturities	2,628,098	83,761	69,310	2,642,549
Preferred stocks	490	--	--	490
Common stocks	306	--	--	306
Total equity securities	796	--	--	796
Total	$2,628,894	$83,761	$69,310	$2,643,345

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	$ 16,683	$ 16,833
Due after 1 year through 5 years	499,720	530,636
Due after 5 years through 10 years	863,485	909,340
Due after 10 years	308,864	318,514
	1,688,752	1,775,323
Mortgage-backed securities	874,791	892,225
Other structured securities	363,055	365,734
Total	$2,926,598	$3,033,282

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $3,809,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	2001
	(In Thousands)	
Amortized cost	$2,926,598	$2,628,098
Less nonadmitted bonds	(640)	--
Carrying value	$2,925,958	$2,628,098

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $1,740,357,000 and $797,331,000 in 2002 and 2001, respectively. Gross gains of $37,919,000 and $22,517,000 and gross losses of $36,614,000 and $10,345,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

	December 31	
	2002	2001
	(In Thousands)	
Equity securities - affiliated	$ 35	$ 351
Equity securities - unaffiliated	--	26,000
Bonds	230,384	205,052
Mortgage loans	65,648	62,637
Contract loans	7,840	7,844
Real estate	757	362
Other	(58,410)	(51,849)
Total investment income	246,254	250,397
Investment expenses	(18,104)	(17,618)
Net investment income	$228,150	$232,779

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$47,317**	$14,909

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $95,801,000 at December 31, 2002. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $95,936,000 at December 31, 2002. The securities have a weighted average coupon of 5.6% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. At December 31, 2002 the amount due on these agreements included in borrowed money is $3,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $3,176,000. The securities have a weighted average coupon of 6.0% and have a maturity of November 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.7% and 3.0%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

4. Investments (continued)

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 81.9% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due on mortgages as of December 31, 2002 is $23,000.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001

	Notional Amount	Carrying Value	Fair Value
December 31, 2002	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 266,098	$ --	$ (4,428)
Caps owned	743,000	2,508	908
Options owned	856,438	30,325	30,325
Total derivatives	$1,865,536	$32,833	$26,805

	Notional Amount	Carrying Value	Fair Value
December 31, 2001	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 50,000	$ 69	$ 2
Caps owned	1,115,000	2,547	2,256
Options owned	762,920	60,495	45,720
Total derivatives	$1,927,920	$63,111	$47,978

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $215,727,000 and $251,252,000 and with an aggregate market value of $200,968,000 and $236,887,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.4% of the Company's investments in bonds and 3.37% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $68,548,000 and $196,630,000 with an aggregate NAIC market value of $73,861,000 and $199,043,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 2.3% of the Company's investment in bonds and 1.0% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (17.7%) and Texas (8%). The remaining commercial mortgages relate to properties located in 38 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $17,353,000.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$1,538,465	34%
At book value less surrender charge	846,121	18
At fair value	1,079,649	23
Subtotal	3,464,235	75%
Subject to discretionary withdrawal (without adjustment)		
at book value with minimal or no charge or adjustment	447,961	10
Not subject to discretionary withdrawal	664,896	15
Total annuity reserves and deposit fund liabilities --		
Before reinsurance	4,577,092	100%
Less reinsurance ceded	559,044	
Net annuity reserves and deposit fund liabilities	$4,018,048	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$1,329,562	30%
At book value less surrender charge	718,764	16
At fair value	1,365,750	30
Subtotal	3,414,076	76
Subject to discretionary withdrawal (without adjustment)		
at book value with minimal or no charge or adjustment	452,336	10
Not subject to discretionary withdrawal	653,795	14
Total annuity reserves and deposit fund liabilities before		
reinsurance	4,520,207	100%
Less reinsurance ceded	542,676	
Net annuity reserves and deposit fund liabilities	$3,977,531	

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans

Pension Plan and Postretirement Benefits

Effective December 31, 2001, the qualified noncontributory defined benefit retirement plans of the Company and certain other US subsidiaries of ING AIH were merged into one plan which is recognized in ING AIH's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan ("SERP").

The Company also provides certain health care and life insurance benefits for retired employees.

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in plan assets				
Fair value of plan assets at beginning of year	$ --	$151,069	$ --	$ --
Actual return on plan assets	--	(7,383)	--	--
Employer contribution	301	199	471	383
Plan participants' contributions	--	--	376	234
Benefits paid	(301)	(5,086)	(847)	(617)
Business combinations, divestitures, and settlements	--	(138,799)	--	--
Fair value of plan assets at end of year	$ --	$ --	$ --	$ --
Funded status				
Unamortized prior service cost (credit)	318	346	746	844
Unrecognized net (gain) or loss	3,715	(2,539)	(2,566)	885
Remaining net obligation at initial date of application	(31)	(33)	--	(3,341)
Accrued liabilities	(12,117)	(10,789)	(4,874)	(3,771)
Net liability recorded	$ (8,115)	$(13,015)	$(6,694)	$(5,383)

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$13,015**	$73,510	**$5,383**	$7,452
Service cost	**546**	1,820	**210**	211
Interest cost	**1,008**	5,643	**400**	564
Contribution by plan participants	**--**	--	**376**	234
Actuarial gain (loss)	**(6,153)**	5,767	**373**	(2,811)
Benefits paid	**(301)**	(5,085)	**(847)**	(618)
Plan amendments	**--**	(114)	**799**	--
Business combinations, divestitures, curtailments, settlements and special termination benefits	**--**	(68,526)	**--**	351
Benefit obligation at end of year	**$ 8,115**	$13,015	**$6,694**	$5,383

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Components of net periodic benefit cost				
Service cost	**$ 546**	$ 1,820	**$ 210**	$ 212
Interest cost	**1,008**	5,643	**400**	565
Expected return on plan assets	**--**	(13,750)	**--**	--
Amortization of recognized transition obligation or transition asset	**2**	(2,452)	**304**	304
Amount of recognized gains and losses	**100**	--	**(42)**	109
Amount of prior service cost recognized	**(28)**	--	**701**	(98)
Amount of gain or loss recognized due to a settlement or curtailment	**--**	--	**--**	351
Total net periodic benefit cost	**$1,628**	$(8,739)	**$1,573**	$1,443

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

In addition, the Company has a pension benefit obligation and another benefits obligation for non-vested employees as of December 31, 2002 and 2001 in the amount of $682,000 and $842,000, and $2,633,000 and $1,708,000 (OPEB obligation), respectively.

Assumptions used in determining the accounting for the defined benefit plans and other post-retirement benefit plans as of December 31, 2002 and 2001 were as follows:

	2002	**2001**
Weighted-average discount rate	**6.75%**	7.50%
Rate of increase in compensation level	**3.75%**	4.50%
Expected long-term rate of return on assets	**9.00%**	9.25%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 10% graded to 5.0% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $1,159,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $1,139,000.

401(k) Plan

The Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $11,000 for 2002 and $10,500 for 2001. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were $681,000 and $522,000 for 2002 and 2001, respectively.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. All such policies are of a nonguaranteed return nature. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	December 31	
	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 33,970	$ 52,388
Transfers from separate accounts	169,689	151,018
Net transfers to separate accounts	(135,719)	(98,630)
Reconciling adjustments:		
Miscellaneous transfers	33	2
Transfers as reported in the Statement of Operations	$(135,686)	$(98,628)

	December 31	
	2002	2001
	(In Thousands)	
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	$ --	$ --
At book value without market value adjustment less current surrender charge of 5% or more	931,533	1,365,751
At market value	--	--
At book value without market value adjustment less current surrender charge of less than 5%	--	--
Subtotal	--	--
Not subject to discretionary withdrawal	--	--
Total separate account reserves	$931,533	$1,365,751

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $500,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1,299,151,000 and $2,113,275,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$ 4,833**	$ 4,080
Benefits paid or provided	**7,821**	8,023
Policy and contract liabilities at year end	**$586,918**	$592,643

During 2002 and 2001, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

11. Federal Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse the Company for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

11. Federal Income Taxes (continued)

The components of the net deferred tax asset/(liability) at December 31 are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Total gross deferred tax assets	$162,399	$102,914
Total deferred tax liabilities	(5,007)	(6,542)
Net deferred tax asset	157,392	96,372
Deferred tax asset non-admitted	(157,392)	(94,807)
Net admitted deferred tax asset	--	1,565
(Increase) in nonadmitted asset	$(62,585)	$(28,560)

Current income taxes incurred consist of the following major components:

	December 31	
	2002	2001
	(In Thousands)	
Federal taxes on stand alone operations	$(17,296)	$(1,605)
Federal taxes paid to affiliates under tax sharing agreement	67,278	--
Consolidated operations loss carryback utilized	(11,267)	--
Total taxes on operations	38,715	(1,605)
Federal taxes on capital gains	(1,559)	7,441
Federal taxes paid to affiliates under tax sharing agreement	3,896	--
Consolidated capital loss carrybacks utilized	(12,625)	--
Total current taxes incurred	$ 28,427	$ 5,836

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

11. Federal Income Taxes (continued)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Operations loss carryforwards	**$ 72,725**	$ --
Deferred acquisition costs	**30,319**	23,779
Investments	**19,753**	24,545
Insurance reserves	**19,428**	36,376
Policyholder dividends	**8,328**	8,535
Nonadmitted assets	**3,709**	4,886
Unrealized loss on investments	**704**	288
Other	**7,433**	4,505
Total deferred tax assets	**162,399**	102,914
Deferred tax assets non-admitted	**(157,392)**	(94,807)
Admitted deferred tax assets	**5,007**	8,107
Deferred tax liabilities resulting from book/tax differences in:		
Due & deferred premiums	**2,488**	2,410
Fixed assets	**2,164**	3,516
Other	**355**	616
Total deferred tax liabilities	**5,007**	6,542
Net admitted deferred tax asset	**$ --**	$ 1,565

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	**2001**	**Change**
	(In Thousands)		
Total deferred tax assets	**$162,399**	$102,914	$59,485
Total deferred tax liabilities	**5,007**	6,542	(1,535)
Net deferred tax asset	**$157,392**	$ 96,372	61,020
Tax effect of items in surplus:			
Unrealized gains (losses)			(416)
Change in non-admitted assets			1,191
Change in net deferred income tax			$61,795

11. Federal Income Taxes (continued)

The provision for federal income tax expense and change in deferred taxes differs from the amount obtained applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	$(60,415)
Capital gains (losses)	(37,073)
Total pre-tax book income	$(97,488)
Provision computed at statutory rate	$(34,121)
Interest maintenance reserve	900
Other	(147)
Total	$(33,368)
Federal income taxes incurred	$ 28,427
Change in net deferred income taxes	(61,795)
Total statutory income taxes	$(33,368)

The amount of federal income taxes incurred that will be available for recoupment in event of future net losses is $12,514,000 from 2001.

The Company has operations loss carryforwards of $207,784,000 which expire in 2017.

The Company has a receivable from United States Treasury of $52,531,000 and $34,688,000 for federal income taxes as of December 31, 2002 and 2001, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $14,388,000 at December 31, 2002. However, if such taxes were assessed, the amount of the taxes payable would be $5,036,000. No deferred tax liabilities are recognized related to the PSA.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

12. Investment in and Advances to Subsidiaries

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Common stock	**$811,079**	$761,038
(Payable) receivable from subsidiaries	**2,102**	2,445

Summarized financial information for these subsidiaries is as follows:

	2002	**2001**
	In Thousands	
Revenues	**$ 7,929,991**	$ 5,911,580
Income before net realized gains on investments	**(235,729)**	(75,842)
Net loss	**(277,136)**	(126,933)
Admitted assets	**24,301,380**	20,556,877
Liabilities	**23,490,301**	19,795,838

13. Capital and Surplus

Under Iowa insurance regulations, the Company is required to maintain a minimum total capital and surplus which is the lower of $5,000,000 or risk based capital. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Iowa Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

14. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$2,925,958	$3,033,282	$2,628,098	$2,642,549
Preferred stocks	441	441	490	490
Unaffiliated common stocks	285	285	306	306
Mortgage loans	859,953	943,421	842,243	875,493
Policy loans	130,790	130,790	139,826	139,826
Derivative securities	32,833	26,805	63,111	47,978
Short-term investments	19,971	19,971	53,000	53,000
Cash	5,131	5,131	14,592	14,592
Investment in surplus notes	135,000	191,228	185,000	268,149
Indebtedness from related parties	107,057	107,056	29,867	29,867
Separate account assets	959,377	959,377	1,406,693	1,406,693
Receivable for securities	207	207	3,950	3,950

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Liabilities:				
Individual and group annuities	2,852,482	2,794,933	2,611,782	2,439,374
Deposit type contract	189,296	190,706	152,194	152,194
Policyholder funds	26,333	26,333	26,893	26,893
Indebtedness to related parties	66,200	66,200	21,091	21,091
Separate account liabilities	959,377	959,377	1,406,693	1,406,693
Payable for securities	--	--	56,485	56,485

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

14. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed Maturities and Equity Securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Fair value as determined by the NAIC as of December 31, 2002 and 2001 is $3,945,966,000 and $3,402,211,000 respectively.

Mortgage Loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative Financial Instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Investment In Surplus Notes: Estimated fair values for investments in surplus notes are generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

14. Fair Values of Financial Instruments (continued)

Guaranteed Investment Contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Other Investment-Type Insurance Contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company leases its home office space and certain other equipment under operating leases which expire through 2017. During the years ended December 31, 2002 and 2001, rent expense totaled $4,951,000 and $3,254,000, respectively. At December 31, 2002 minimum rental payments due under all non-cancelable operating leases are: 2003- $5,268,000, 2004 - $5,324,000, 2005 - $5,324,000, 2006 - $5,324,000, 2007 - $5,135,000 and $47,414,000 thereafter.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

16. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $100,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $171,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

16. Financing Agreements (continued)

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $16,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

17. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $10,395,000 and $9,730,000 for the year ended December 31, 2002 and 2001, respectfully.

Inter-Insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received (paid) under these agreements was $3,292,000 and $16,610,000 for the year ended December 31, 2002 and 2001, respectfully.

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING AIH, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2007, the Company and ING AIH can borrow up to $104,000,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $170,000 and interest income of $615,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to ING AIH and $0 receivable from ING AIH.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

17. Related Party Transactions (continued)

Affiliates (continued)

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement With ING Financial Adviser, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Subsidiaries

The Company owns, as of December 31, 2002, the capital stock of, valued on the equity basis, USG Annuity and Life Insurance Company (an Oklahoma domestic insurer) and Golden American Life Insurance Company (a Delaware domestic insurer).

18. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $3,465,000 and $3,759,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $473,000 and $771,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

19. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company met the RBC requirements.

Equitable Life Insurance Company of Iowa

Financial Statements - Statutory Basis

Period Ended September 30, 2003

CONTENTS

Unaudited Financial Statements - Statutory Basis

Equitable Life Insurance Company of Iowa
Balance Sheet - Statutory Basis (Unaudited)

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 3,658,954
Preferred stocks	441
Common stocks	1,232,540
Mortgage loans	950,456
Real Estate	2,968
Policy loans	127,934
Other invested assets	251,805
Cash and short-term investments	149,468
Total cash and invested assets	6,374,566
Deferred and uncollected premiums	4,954
Accrued investment income	48,458
Reinsurance balances recoverable	5,797
Data processing equipment	92
Indebtedness from related parties	34,330
Federal income tax recoverable	19,328
Separate account assets	980,432
Other assets	376,094
Total admitted assets	$ 7,844,051
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	4,639,169
Deposit type contracts	620,616
Policyholders' funds	301
Dividend payable	16,935
Unpaid claims	3,445
Total policy and contract liabilities	5,280,466
Accounts payable and accrued expenses	28,110
Indebtedness to related parties	50,703
Interest maintenance reserve	25,466
Asset valuation reserve	33,398
Borrowed money	207,767
Other liabilities	65,941
Separate account liabilities	980,432
Total liabilities	6,672,283
Capital and surplus:	
Common stock	5,000
Additional paid-in capital	1,236,632
Unassigned surplus	(69,864)
Total capital and surplus	1,171,768
Total liabilities and capital and surplus	$ 7,844,051

Equitable Life Insurance Company of Iowa
Statements of Operations - Statutory Basis (Unaudited)

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,465,594	$ 1,459,082
Policy proceeds and dividends left on deposit	1,615	1,528
Net investment income	219,545	159,853
Amortization of interest maintenance reserve	(1,996)	(1,694)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	56	393
Other income	13,255	24,526
Total premiums and other revenues	1,698,069	1,643,688
Benefits paid or provided:		
Death benefits	33,945	33,338
Annuity benefits	85,821	100,014
Surrender benefits	512,112	500,073
Interest on policy or contract funds	7,410	4,897
Other benefits	121	1,469
Life contract withdrawals	4,608	4,625
Change in life, annuity, and accident and health reserves	344,825	410,507
Net transfers to separate accounts	(95,353)	(100,078)
Total benefits paid or provided	893,489	954,845
Insurance expenses:		
Commissions	128,805	118,638
General expenses	41,281	36,435
Insurance taxes, licenses and fees, excluding federal income taxes	1,933	3,201
Other	629,060	598,866
Total insurance expenses	801,079	757,140
Gain (loss) from operations before policyholder dividends, federal income taxes and net realized capital losses	3,501	(68,298)
Dividends to policyholders	9,272	17,618
Gain (loss) from operations before federal income taxes and net realized capital losses	(5,771)	(85,916)
Federal income taxes	(2,842)	27,581
Gain from operations before net realized capital losses	(2,929)	(113,497)
Net realized capital gains or (losses), net of income taxes 2003 - $3,633; 2002 - $(6,927) and excluding net transfers to the interest maintenance reserve 2003- $4,307; 2002- $1,856	(17,564)	(19,005)
Net income (loss)	$ (20,493)	$ (132,502)

Equitable Life Insurance Company of Iowa
Statements of Changes in Capital and Surplus - Statutory Basis (Unaudited)

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 5,000	$ 5,000
Paid-in and contributed surplus:		
Balance at beginning of year	1,236,632	721,632
Capital contributions	-	195,000
Balance at end of year	1,236,632	916,632
Unassigned surplus:		
Balance at beginning of year	(97,422)	329,096
Net income	(20,493)	(132,502)
Change in net unrealized capital gains or losses	54,643	(297,737)
Change in nonadmitted assets	(12,433)	20,696
Change in asset valuation reserve	(7,274)	4,783
Change in net deferred income tax	13,115	(10,971)
Balance at end of year	(69,864)	(86,635)
Total capital and surplus	$ 1,171,768	$ 834,997

Equitable Life Insurance Company of Iowa
Statements of Cash Flows - Statutory Basis (Unaudited)

	Nine months ended September 30,	
	2003	**2002**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,462,703	$ 1,450,381
Net investment income received	263,891	254,823
Commission and expense allowances received on reinsurance ceded	-	393
Benefits paid	(729,890)	(643,942)
Net transfers to separate accounts	98,088	114,056
Insurance expenses paid	(778,614)	(151,228)
Dividends paid to policyholders	(15,966)	(17,942)
Federal income taxes (paid) received	28,915	(57,692)
Net other (expenses) revenues	14,300	(573,936)
Net cash provided by operations	343,427	374,913
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	3,039,822	2,688,381
Stocks	-	357
Mortgage loans	132,417	66,595
Real estate	750	491
Other invested assets	828	52,576
Miscellaneous proceeds	66,555	(20,336)
Net gains or (losses) on cash and short-term investments	(169)	-
Net tax on capital gains	-	6,927
Net proceeds from sales, maturities, or repayments of investments	3,240,203	2,794,991
Cost of investments acquired:		
Bonds	3,535,481	3,147,911
Preferred stocks	246,024	245,192
Mortgage loans	218,253	51,840
Other invested assets	460	804
Miscellaneous applications	73,382	28,163
Total cost of investments acquired	4,073,600	3,473,910
Net increase (decrease) in policy loans	2,857	(9,373)
Net cash used in investment activities	(830,540)	(669,546)
Financing and miscellaneous activities		
Cash provided (used):		
Capital and surplus paid-in	-	195,000
Borrowed money	58,771	48,416
Net deposits on deposit-type contract funds	430,415	(822)
Other sources	119,393	12,406
Net cash provided by financing and miscellaneous activities	608,579	255,000
Net change in cash and short-term investments	121,466	(39,633)
Cash and short-term investments:		
Beginning of year	28,002	85,403
End of year	$ 149,468	$ 45,770

United Life & Annuity Insurance Company

Financial Statements – Statutory Basis

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Board of Directors and Stockholder
United Life & Annuity Insurance Company

We have audited the accompanying statutory basis balance sheets of United Life & Annuity Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Iowa (Iowa Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of United Life & Annuity Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Life & Annuity Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Iowa Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Iowa Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

United Life & Annuity Insurance Company

Balance Sheets – Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$608,870**	$673,753
Common stocks	**10**	145
Subsidiary	**25**	25
Mortgage loans	**34,829**	31,004
Real estate, properties held for sale	**--**	37
Policy loans	**933**	1,028
Other invested assets	**13,908**	8,323
Cash and short-term investments	**14,741**	18,299
Total cash and invested assets	**673,316**	732,614
Deferred and uncollected premiums	**(30)**	--
Accrued investment income	**8,523**	10,002
Reinsurance balances recoverable	**112**	--
Indebtedness from related parties	**--**	19
Federal income tax recoverable, including a deferred tax asset of $5,385	**6,791**	4,761
Separate account assets	**64,410**	103,520
Other assets	**375**	117
Total admitted assets	**$753,497**	$851,033

United Life & Annuity Insurance Company

Balance Sheets – Statutory Basis (continued)

| | December 31 | |
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$586,755**	$655,796
Deposit type contracts	**14,926**	16,982
Unpaid claims	**25**	--
Total policy and contract liabilities	**601,706**	672,778
Interest maintenance reserve	**188**	--
Accounts payable and accrued expenses	**1,485**	2,369
Indebtedness to related parties	**1,634**	926
Asset valuation reserve	**5,743**	8,652
Other liabilities	**(2,875)**	(3,851)
Separate account liabilities	**64,410**	103,520
Total liabilities	**672,291**	784,394
Capital and surplus:		
Common stock: authorized -- 4,200,528 shares of		
$2.00 par value, 4,200,528 issued and outstanding	**8,401**	8,401
Additional paid-in capital	**41,241**	41,241
Unassigned surplus	**31,564**	16,997
Total capital and surplus	**81,206**	66,639
Total liabilities and capital and surplus	**$753,497**	$851,033

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Operations – Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$1,228**	$2,205
Policy proceeds and dividends left on deposit	**205**	217
Net investment income	**44,256**	55,342
Amortization of interest maintenance reserve	**1,656**	922
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**502**	643
Other income	**1,598**	4,052
Total premiums and other revenues	**$49,445**	$63,381
Benefits paid or provided:		
Annuity benefits	**20,309**	25,765
Surrender benefits	**100,443**	150,071
Interest on policy or contract funds	**598**	(2,997)
Other benefits	**25**	--
Life contract withdrawals	**1,170**	596
Decrease in life, annuity, and accident and health reserves	**(69,041)**	(112,483)
Net transfers from separate accounts	**(17,382)**	(18,868)
Total benefits paid or provided	**36,122**	42,084
Insurance expenses:		
Commissions	**611**	695
General expenses	**1,877**	3,649
Insurance taxes, licenses and fees, excluding federal income taxes	**(536)**	231
Other	**4**	655
Total insurance expenses	**1,956**	5,230
	38,078	47,314

United Life & Annuity Insurance Company

Statements of Operations – Statutory Basis (continued)

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Gain from operations before federal income taxes and net realized capital (losses) gains	$11,367	$16,067
Federal income taxes	(5,786)	3,039
Gain from operations before net realized capital (losses) gains	17,153	13,028
Net realized capital (losses) gains net of income taxes 2002 -- ($3,926), 2001 -- $0 and excluding net transfers to the interest maintenance reserve 2002 -- ($2,310); 2001 -- ($5,545)	(5,602)	333
Net income	$11,551	$13,361

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Changes in Capital and Surplus -- Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 8,401**	$ 8,401
Additional paid-in capital:		
Balance at beginning and end of year	**41,241**	41,241
Unassigned surplus:		
Balance at beginning of year	**16,997**	(226)
Net income	**11,551**	13,361
Change in net unrealized capital gains or losses	**(1,396)**	1,927
Change in nonadmitted assets	**(5,406)**	7,268
Change in asset valuation reserve	**2,909**	(1,277)
Change in net deferred income tax	**7,388**	(505)
Change in accounting principle, net of tax	**--**	1,528
Other adjustments	**(479)**	(5,079)
Balance at end of year	**31,564**	16,997
Total capital and surplus	**$81,206**	$66,639

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Cash Flows -- Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$ 1,424**	$ 715
Net investment income received	**47,009**	55,810
Commission and expense allowances received on reinsurance ceded	**27**	643
Benefits paid	**(125,136)**	(173,108)
Net transfers from separate accounts	**19,650**	21,767
Insurance expenses paid	**(2,613)**	(4,891)
Federal income taxes received (paid)	**1,697**	(6,898)
Other revenues in excess of expenses	**1,252**	1,593
Net cash used in operations	**(56,690)**	(104,369)
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**697,696**	509,231
Common stocks	**--**	121
Mortgage loans	**3,117**	10,319
Real estate	**53**	--
Other invested assets	**82**	139
Net losses on cash & short term investments	**(262)**	(150)
Miscellaneous proceeds	**607**	(296)
Net proceeds from sales, maturities, or repayments of investments	**701,293**	519,364
Cost of investments acquired:		
Bonds	**632,726**	407,492
Mortgage loans	**7,078**	13,140
Real estate	**--**	280
Other invested assets	**229**	528
Miscellaneous applications	**9,273**	--
Total cost of investments acquired	**649,306**	421,440
Net decrease in policy loans	**95**	734
Net cash provided by investment activities	**$ 52,082**	$ 98,658

United Life & Annuity Insurance Company

Statements of Cash Flows -- Statutory Basis (continued)

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**$ --**	$ 1,528
Borrowed money	**--**	4
Net deposits on deposit-type contract funds	**(2,938)**	(5,592)
Other sources	**3,988**	16,762
Net cash provided by financing and miscellaneous activities	**1,050**	12,702
Net (decrease) increase in cash and short-term investments	**(3,558)**	6,991
Cash and short-term investments:		
Beginning of year	**18,299**	11,308
End of year	**$14,741**	$18,299

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis

1. Nature of Operations and Significant Accounting Policies

United Life & Annuity Insurance Company (the Company) is domiciled in Iowa and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The primary insurance products offered by the Company are annuity related. The Company also offers life and health insurance products, however all life and health business is ceded to other insurers. The Company is presently licensed in 47 states, the District of Columbia and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Iowa (Iowa Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

Investments in real estate are reported net of related obligations rather than on a gross basis as under GAAP. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiary: The accounts and operations of the Company's subsidiary are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Deferred Income Taxes Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amount due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

The Company's noninsurance subsidiary is carried at cost.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Real estate is reported at depreciated cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of joint ventures and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 3.00% to 10.00%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

> For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

> For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**$12,176**	$5,639
Agents' debit balances	**22**	37
Disallowed Interest Maintenance Reserves	**--**	466
Other	**180**	830
Total nonadmitted assets	**$12,378**	$6,972

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $91,220,000 and repaid $91,220,000 in 2002 and borrowed $28,650,000 and repaid $28,650,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $13,000 and $14,000 during 2002 and 2001, respectively.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Iowa Insurance Department. The Iowa Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Iowa Insurance Laws. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Iowa . The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Iowa Department of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

3. Accounting Changes and Corrections of Errors

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Iowa insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $1,528,000 as of January 1, 2001.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$112,154	$ 3,593	$ --	$115,747
States, municipalities, and political subdivisions	452	39	--	491
Public utilities securities	22,776	853	780	22,849
Corporate securities	288,160	12,781	1,452	299,489
Mortgage-backed securities	128,750	6,063	1,149	133,664
Other structured securities	32,357	330	6,202	26,485
Commercial mortgage-backed securities	24,221	1,465	62	25,624
Total fixed maturities	608,870	25,124	9,645	624,349
Common stocks	20	8	18	10
Total equity securities	20	8	18	10
Total	$608,890	$25,132	$9,663	$624,359
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 83,712	$ 1,013	$ 662	$ 84,063
States, municipalities, and political subdivisions	430	22	--	452
Public utilities securities	1,392	58	--	1,450
Corporate securities	336,745	10,010	4,478	342,277
Mortgage-backed securities	184,916	6,257	2,031	189,142
Other structured securities	43,242	370	6,608	37,004
Commercial mortgage-backed securities	23,381	211	1,815	21,777
Total fixed maturities	673,818	17,941	15,594	676,165
Common stocks	67	120	42	145
Total equity securities	67	120	42	145
Total	$673,885	$18,061	$15,636	$676,310

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ 45,649**	**$ 46,347**
Due after 1 year through 5 years	**176,154**	**184,182**
Due after 5 years through 10 years	**138,555**	**143,770**
Due after 10 years	**63,184**	**64,277**
	423,542	**438,576**
Mortgage-backed securities	**128,750**	**133,664**
Other structured securities	**32,357**	**26,485**
Commercial mortgage-backed securities	**24,221**	**25,624**
Total	**$608,870**	**$624,349**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $23,570,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$608,870**	$673,818
Less nonadmitted bonds	**--**	65
Carrying value	**$608,870**	$673,753

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $578,426,000 and $340,168,000 in 2002 and 2001, respectively. Gross gains of $14,407,000 and $9,174,000 and gross losses of $12,961,000 and $4,778,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

ULA - F-22

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	December 31,	
	2002	**2001**
	(In Thousands)	
Income:		
Bonds	**$42,754**	$53,574
Mortgage loans	**2,617**	2,683
Policy loans	**27**	7
Company-occupied property	**--**	40
Other	**635**	979
Total investment income	**46,033**	57,283
Investment expenses	**1,777**	1,941
Net investment income	**$44,256**	$55,342

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31,	
	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$558**	$3,182

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.13% and 3.04%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 57.0% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

5. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $40,723,000 and $65,103,000 and with an aggregate market value of $40,582,000 and $60,181,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 6.69% of the Company's investments in bonds and 5.40% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $17,624,000 and $17,683,000 with an aggregate NAIC market value of $17,726,000 and $17,206,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 2.89% of the Company's investment in bonds and 2.34% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (50%) and Pennsylvania (14%). The remaining commercial mortgages relate to properties located in 10 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $6,430,000.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

6. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 890	-- %
At book value less surrender charge	94,326	14
At fair value	61,499	9
Subtotal	156,715	23
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	482,267	73
Not subject to discretionary withdrawal	25,543	4
Total annuity reserves and deposit fund liabilities before reinsurance	664,525	100%
Less reinsurance ceded	1,925	
Net annuity reserves and deposit fund liabilities	$662,600	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 701	-- %
At book value less surrender charge	130,812	17
At fair value	98,449	13
Subtotal	229,962	30
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	515,134	66
Not subject to discretionary withdrawal	28,311	4
Total annuity reserves and deposit fund liabilities before reinsurance	773,407	100%
Less reinsurance ceded	2,391	
Net annuity reserves and deposit fund liabilities	$771,016	

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

7. Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $408,000 and $1,022,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	December 31,	
	2002	**2001**
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	**$ 408**	$ 1,022
Transfers from separate accounts	**17,790**	19,908
Net transfers from separate accounts	**(17,382)**	(18,886)
Reconciling adjustments:		
Miscellaneous transfers	**--**	18
Transfers as reported in the Statement of Operations	**$(17,382)**	$(18,868)
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	**$ --**	$ --
At book value without market value adjustment less current surrender charge of 5% or more	**--**	
At market value	**61,500**	98,450
At book value without market value adjustment less current surrender charge of less than 5%	**--**	--
Subtotal	**61,500**	98,450
Not subject to discretionary withdrawal	**--**	--
Total separate account liabilities	**$61,500**	$98,450

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

8. Reinsurance

The Company is involved in ceded reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$ 2,832**	$ 3,090
Benefits paid or provided	**6,101**	6,440
Policy and contract liabilities at year end	**91,095**	92,451

9. Federal Income Taxes

The Company files a separate Federal income tax return.

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	**2001**
	(In Thousands)	
Current income taxes incurred for the year ended December 31, consist of the following major components:		
Federal tax on operations	**$(5,786)**	$3,039
Federal tax on capital gains	**3,926**	--
Capital loss on carryovers utilized	**(675)**	--
Total current taxes incurred	**$(2,535)**	$3,039

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

9. Federal Income Taxes (continued)

The components of deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 1,096	$1,304
Insurance reserves	113	1,324
Investments	3,270	--
Capital loss carry forward	3,445	6,282
Present value of insurance in force	8,751	--
Unrealized loss on investments	1,019	5
Other	725	538
Total deferred tax assets	18,419	9,453
Deferred tax assets nonadmitted	12,175	5,640
Admitted deferred tax assets	$ 6,244	$3,813
Deferred tax liabilities resulting from book/tax differences in:		
Investments	$ 725	$ 295
Other	134	--
Total deferred tax liabilities	859	295
Net admitted deferred tax asset	$ 5,385	$3,518

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	2001	Change
	(In Thousands)		
Total deferred tax assets	$18,419	$9,453	$8,966
Total deferred tax liabilities	859	295	564
Net deferred tax asset	$17,560	$9,158	8,402
Tax effect of items in surplus:			
Nonadmitted assets			241
Unrealized losses			(1,014)
Change in net deferred income tax			$7,629

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

9. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	$ 11,367
Capital gains	634
Total pre-tax book income	$ 12,001
Provision computed at statutory rate	$ 4,200
Refinement of deferred tax balances	(14,813)
Interest maintenance reserve	(579)
Other	1,028
Total	$(10,164)
Federal income taxes incurred	$ (2,535)
Change in net deferred income taxes	(7,629)
Total statutory income taxes	$(10,164)

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $1,285,000 and $1,366,000 from 2002 and 2001 respectively.

The Company has a recoverable of $1,406,000 at December 31, 2002 and $3,976,000 at December 31, 2001 from the United States Treasury for federal income taxes.

The Company has capital loss carry forwards, which expire as follows:

Expiration Year	Amount
2005	$9,844,000

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

10. Investment in and Advances to Subsidiaries

The Company has one wholly owned noninsurance subsidiary at December 31, 2002, United Variable Services, Inc.

Amounts invested in and advanced to the Company's subsidiary is summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Common stock (cost–$25,000 in 2002 and 2001)	**$25**	$25
(Payable) receivable from subsidiary	**--**	**--**

11. Capital and Surplus

Under Iowa insurance regulations, the Company is required to maintain a minimum total capital and surplus of $7,806,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Iowa Insurance Department is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

12. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$608,870	$624,349	$673,753	$676,101
Unaffiliated common stocks	10	10	145	145
Mortgage loans	34,829	39,729	31,004	29,900
Policy loans	933	933	1,028	1,028
Short-term investments	14,450	14,450	4,000	4,000
Cash	291	291	14,299	14,299
Indebtedness from related parties	--	--	19	19
Separate account assets	64,410	64,410	103,520	103,520
Receivable for securities	8,308	8,308	476	476
Liabilities:				
Individual and group annuities	578,170	575,913	646,841	675,314
Deposit type contract	14,926	14,939	16,982	17,907
Indebtedness to related parties	1,634	1,634	926	926
Separate account liabilities	64,410	64,410	103,520	103,520
Payable for securities	--	--	1,000	1,000

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

12. Fair Values of Financial Instruments (continued)

Fixed maturities and equity securities: The fair values for bonds and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2002 and 2001 is $611,948,000 and $676,788,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

13. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

14. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $3,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $50,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

15. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under this agreement were approximately $1,617,000 and $1,287,000 for the year ended December 31, 2002 and 2001, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts paid under these agreements were $384,000 and $816,000 for the year ended December 31, 2002 and 2001, respectively.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

15. Related Party Transactions (continued)

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING America Insurance Holdings, Inc. ("ING AIH") a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires April 1, 2011, the Company and ING AIH can borrow up to $22,400,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at the rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the company incurred interest expense of $10,000 and interest income of $40,000 for the year ended December 31, 2002. At December 31, 2002, the company had $0 payable to ING AIH and $0 receivable from ING AIH.

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $474,000 and $474,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $351,000 and $95,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

17. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

18. Reconciliation to the Annual Statement

Subsequent to the filing of the 2001 Annual Statement, the Company discovered adjustments that were recorded in the 2001 audited financial statement but not the 2001 Annual Statement. During 2002, the Company corrected these adjustments in its Summary of Operations in the 2002 Annual Statement. As a result, the differences below exist between the 2002 Annual Statement and the accompanying statutory basis financial statements:

	Net Income	Capital and Surplus
	(In Thousands)	
Amounts as reported in the 2002 Annual Statement	**$ 8,817**	**$82,852**
Capital gains tax	**(1,935)**	**--**
Mortgage loan income	**198**	**--**
Federal income taxes	**4,471**	**--**
Asset valuation reserve	**--**	**(1,646)**
	$11,551	**$81,206**

At December 31, 2001, differences in amounts reported in the 2001 Annual Statement, as revised, and amounts in the accompanying statutory-basis financial statements are due to the following:

	Net Income	Capital and Surplus
	(In Thousands)	
Amounts as reported in the 2001 Annual Statement	$11,058	$67,443
Capital gains tax benefit	1,935	1,935
Mortgage loan income	368	(198)
Deferred tax asset	--	1,930
Federal income tax recoverable	--	(4,471)
	$13,361	$66,639

United Life & Annuity Insurance Company

Financial Statements – Statutory Basis

Period Ended September 30, 2003

Contents

Unaudited Financial Statements - Statutory Basis

United Life & Annuity Insurance Company
Balance Sheet - Statutory Basis (Unaudited)

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 595,547
Common stocks	2
Subsidiaries	25
Mortgage loans	38,032
Policy loans	930
Other invested assets	20,530
Cash and short-term investments	1,944
Total cash and invested assets	657,010
Deferred and uncollected premiums	(27)
Accrued investment income	7,021
Reinsurance balances recoverable	53
Federal income tax recoverable	1,709
Net deferred tax asset	2,805
Separate account assets	60,745
Other assets	90
Total admitted assets	$ 729,406
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	556,238
Deposit type contracts	13,959
Total policy and contract liabilities	570,197
Accounts payable and accrued expenses	1,434
Indebtedness to related parties	1,219
Interest maintenance reserve	5,262
Asset valuation reserve	5,018
Other liabilities	11,344
Separate account liabilities	60,745
Total liabilities	655,219
Capital and surplus:	
Common stock	8,401
Additional paid-in capital	41,241
Unassigned surplus	24,545
Total capital and surplus	74,187
Total liabilities and capital and surplus	$ 729,406

United Life & Annuity Insurance Company
Statements of Operations - Statutory Basis (Unaudited)

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,469	$ 1,027
Policy proceeds and dividends left on deposit	462	179
Net investment income	26,962	33,648
Amortization of interest maintenance reserve	1,498	990
Commissions, expense allowances and reserve adjustments on reinsurance ceded	286	374
Other income	887	2,064
Total premiums and other revenues	31,564	38,282
Benefits paid or provided:		
Annuity benefits	15,542	16,562
Surrender benefits	49,821	82,125
Interest on policy or contract funds	55	497
Other benefits	(25)	-
Life contract withdrawals	877	887
Change in life, annuity, and accident and health reserves	(30,518)	(57,279)
Net transfers to separate accounts	(10,229)	(13,329)
Total benefits paid or provided	25,523	29,463
Insurance expenses:		
Commissions	426	443
General expenses	1,940	1,556
Insurance taxes, licenses and fees, excluding federal income taxes	337	43
Total insurance expenses	2,703	2,042
Gain (loss) from operations before federal income taxes and net realized capital losses	3,338	6,777
Federal income taxes	(1,298)	(1,873)
Gain from operations before net realized capital losses	4,636	8,650
Net realized capital gains or (losses), net of income taxes 2003 - $0; 2002 - $1,992 and excluding net transfers to the interest maintenance reserve 2003 - $0; 2002 - $3,003	2,862	(6,482)
Net income (loss)	$ 7,498	$ 2,168

United Life & Annuity Insurance Company
Statements of Changes in Capital and Surplus - Statutory Basis (Unaudited)

	Nine months ended September 30,	
	2003	**2002**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 8,401	$ 8,401
Additional paid-in capital:		
Balance at beginning of year	41,241	41,241
Unassigned surplus:		
Balance at beginning of year	33,210	17,800
Net income	7,498	2,168
Change in net unrealized capital gains or losses	78	(2,178)
Change in nonadmitted assets	1,030	(9,847)
Change in asset valuation reserve	(921)	4,529
Change in net deferred income tax	(3,680)	12,811
Dividends to Stockholder	(12,400)	-
Other adjustments	(270)	(356)
Balance at end of year	24,545	24,927
Total capital and surplus	$ 74,187	$ 74,569

United Life & Annuity Insurance Company
Statements of Cash Flows - Statutory Basis (Unaudited)

	Nine months ended September 30,	
	2003	**2002**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 1,469	$ 1,198
Net investment income received	28,981	36,526
Commission and expense allowances received on reinsurance ceded	(2,802)	374
Benefits paid	(67,204)	(84,529)
Net transfers to separate accounts	9,675	15,206
Insurance expenses paid	-	(2,164)
Federal income taxes (paid) received	995	4,590
Net other (expenses) revenues	1,594	2,158
Net cash used in operations	(27,292)	(26,641)
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	816,936	433,061
Mortgage loans	1,277	1,789
Real estate	-	54
Other invested assets	64	81
Net gain or (losses) on cash and short-term investments	-	(264)
Miscellaneous proceeds	14,659	(4,722)
Net tax on capital gains	-	(1,992)
Net proceeds from sales, maturities, or repayments of investments	832,936	428,007
Cost of investments acquired:		
Bonds	794,630	388,217
Mortgage loans	4,480	7,106
Other invested assets	-	99
Miscellaneous applications	6,582	-
Total cost of investments acquired	805,692	395,422
Net increase (decrease) in policy loans	(6)	(68)
Net cash used in investment activities	27,238	32,653
Financing and miscellaneous activities		
Cash provided (used):		
Net deposits on deposit-type contract funds	(967)	-
Dividends to stockholders	(12,400)	-
Other sources	624	(19,537)
Net cash used in financing and miscellaneous activities	(12,743)	(19,537)
Net change in cash and short-term investments	(12,797)	(13,525)
Cash and short-term investments:		
Beginning of year	14,741	18,299
End of year	$ 1,944	$ 4,774

USG Annuity & Life Company

Financial Statements – Statutory Basis
and Other Financial Information

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Board of Directors and Stockholder
USG Annuity & Life Company

We have audited the accompanying statutory basis balance sheets of USG Annuity & Life Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commissioner of Insurance of the State of Oklahoma (Oklahoma Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of USG Annuity & Life Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USG Annuity & Life Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Oklahoma Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Oklahoma Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

USG Annuity & Life Company

Balance Sheets – Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$6,116,495**	$5,285,956
Preferred stocks	**1,088**	134
Common stocks	**--**	22
Mortgage loans	**1,483,855**	1,659,518
Real estate, less accumulated depreciation		
(2002 - $304, 2001 - $242)	**1,477**	2,964
Policy loans	**32,454**	32,732
Other invested assets	**47,704**	40,847
Cash and short-term investments	**9,116**	102,848
Total cash and invested assets	**7,692,189**	7,125,021
Deferred and uncollected premiums, less loading		
(2002 - ($58), 2001 - $49)	**386**	1,304
Accrued investment income	**77,674**	72,706
Reinsurance balances recoverable	**335**	90
Indebtedness from related parties	**25**	3,945
Federal income tax recoverable, including a deferred		
tax asset (2002 - $15,601, 2001 - $6,976)	**22,163**	6,976
Other assets	**2,451**	5,484
Total admitted assets	**$7,795,223**	$7,215,526

USG Annuity & Life Company

Balance Sheets – Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$6,859,914**	$6,211,216
Deposit type contracts	**246,501**	232,745
Policyholders' funds	**53**	33
Unpaid claims	**3,622**	3,930
Total policy and contract liabilities	**7,110,090**	6,447,924
Interest maintenance reserve	**11,799**	4,992
Accounts payable and accrued expenses	**27,197**	69,739
Indebtedness to related parties	**22,147**	6,548
Contingency reserve	**876**	1,907
Asset valuation reserve	**50,634**	71,621
Borrowed money	**184,450**	183,094
Other liabilities	**1,844**	120,244
Total liabilities	**7,409,037**	6,906,069
Capital and surplus:		
Common stock: authorized -- 1,000 shares of $3,000 par value; 833 issued and outstanding	**2,500**	2,500
Additional paid-in capital	**316,963**	286,963
Unassigned surplus	**66,723**	19,994
Total capital and surplus	**386,186**	309,457
Total liabilities and capital and surplus	**$7,795,223**	$7,215,526

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Operations – Statutory Basis

	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$1,285,640**	$ 833,347
Policy proceeds and dividends left on deposit	**9,267**	11,396
Net investment income	**536,206**	520,614
Amortization of interest maintenance reserve	**(7,446)**	2,383
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**14,159**	23,933
Other income	**1,619**	17,445
Total premiums and other revenues	**1,839,445**	1,409,118
Benefits paid or provided:		
Death benefits	**112,299**	141,633
Annuity benefits	**250,411**	274,447
Surrender benefits	**582,708**	739,979
Interest on policy or contract funds	**8,033**	11,409
Other benefits:		
Life contract withdrawals	**8,968**	6,081
Increase in life, annuity, and accident and health reserves	**648,698**	25,124
Total benefits paid or provided	**1,611,117**	1,198,673
Insurance expenses:		
Commissions	**86,074**	59,252
General expenses	**33,272**	22,962
Insurance taxes, licenses and fees, excluding federal income taxes	**(231)**	(1,827)
Other	**856**	(291)
Total insurance expenses	**119,971**	80,096

USG Annuity & Life Company

Statements of Operations – Statutory Basis (continued)

	2002	2001
	(In Thousands)	
Gain from operations before federal income taxes and net realized capital losses	**108,357**	130,349
Federal income taxes	**41,015**	49,747
Gain from operations before net realized capital losses	**67,342**	80,602
Net realized capital losses net of income taxes 2002 - $6,049; 2001 - $ (7,981) and excluding net transfers to the interest maintenance reserve 2002 - $638; 2001 - $(13,377)	**(41,467)**	(51,090)
Net income	**$ 25,875**	$ 29,512

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Changes in Capital and Surplus – Statutory Basis

	2002	2001
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,500	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	286,963	286,963
Capital contributions	30,000	--
Balance at end of year	316,963	286,963
Unassigned surplus (deficit):		
Balance at beginning of year	19,994	(16,701)
Net income	25,875	29,512
Change in net unrealized capital losses	(7,240)	(1,001)
Change in non-admitted assets	3,284	(15,515)
Change in asset valuation reserve	20,987	18,143
Change in net deferred income tax	3,480	26,376
Change in accounting principle, net of tax	--	5,180
Dividends to stockholder	--	(26,000)
Other	343	--
Balance at end of year	66,723	19,994
Total capital and surplus	$386,186	$309,457

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Cash Flows – Statutory Basis

	2002	2001
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$1,295,738**	$ 844,992
Net investment income received	**647,957**	565,770
Commission and expense allowances received on reinsurance ceded	**14,159**	23,933
Benefits paid	**(998,100)**	(1,195,459)
Insurance expenses paid	**(122,791)**	(70,176)
Federal income taxes paid	**(58,643)**	(41,271)
Net other revenue	**89**	10,907
Net cash provided by operations	**778,409**	138,696
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**8,709,883**	5,845,574
Preferred stocks	**133**	961
Common stocks	**224**	46,233
Mortgage loans	**275,949**	170,155
Other invested assets	**6,856**	7,254
Net loss on cash and short term investment	**--**	(75)
Net tax on capital gains	**4,947**	3,874
Net proceeds from sales, maturities, or repayments of investments	**8,997,992**	6,073,976
Cost of investments acquired:		
Bonds	**9,713,052**	6,229,459
Preferred stocks	**17,047**	2,085
Common stocks	**(15,817)**	(2,085)
Mortgage loans	**100,251**	93,125
Other invested assets	**14,594**	19,254
Total cost of investments acquired	**9,829,127**	6,341,838
Net decrease (increase) in policy loans	**279**	(938)
Net cash used in investment activities	**(830,856)**	(268,800)

USG Annuity & Life Company

Statements of Cash Flows – Statutory Basis (continued)

	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**30,000**	--
Borrowed money	**1,356**	135,270
Net deposits on deposit-type contract funds	**(8)**	(38,422)
Interest paid on indebtedness	**(254)**	--
Other (uses) sources	**(72,379)**	124,461
Dividends to stockholder	**--**	(26,000)
Net cash (used in) provided by financing and miscellaneous activities	**(41,285)**	195,309
Net (decrease) increase in cash and short-term investments	**(93,732)**	65,205
Cash and short-term investments:		
Beginning of year	**102,848**	37,643
End of year	**$ 9,116**	$102,848

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis

1. Nature of Operations and Significant Accounting Policies

USG Annuity & Life Company (the "Company") is domiciled in Oklahoma and is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable"), an Iowa domiciled insurance company. Equitable, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH").

The Company offers various insurance products including deferred fixed annuities, immediate annuities, and interest-sensitive life insurance. These products are primarily marketed to individuals by independent insurance broker/dealers, financial institutions, and the career agency force. The Company is licensed in 48 states and the District of Columbia.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Commissioner of Insurance of the State of Oklahoma (Oklahoma Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the *NAIC Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

At December 31, 2002 and 2001, the Company had loaned securities (which are reflected as invested assets on the Balance Sheets) with a market value of approximately $32,662,000 and $62,905,000, respectively.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 4.00% to 8.75%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**$54,496**	$55,833
Agents' debit balances	**519**	255
Deferred and uncollected premium	**119**	120
Other	**885**	3,095
Total nonadmitted assets	**$56,019**	$59,303

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $1,021,035,000 and repaid $1,021,035,000 in 2002 and borrowed $880,600,000 and repaid $928,400,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $109,000 and $645,000 during 2002 and 2001, respectively.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Oklahoma Insurance Department. The Oklahoma Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Oklahoma for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Oklahoma Insurance Laws. *NAIC Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Oklahoma. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Oklahoma Insurance Department. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Oklahoma. Effective January 1, 2001, the State of Oklahoma required that insurance companies domiciled in the State of Oklahoma prepare their statutory basis financial statements in accordance with the *NAIC Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Oklahoma insurance commissioner.

Accounting changes adopted to conform to the provisions of the *NAIC Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $5,180,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $5,911,000 related to deferred tax assets, $15,384,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability. Offsetting this increase is a reduction of approximately $15,988,000 to guaranty fund assessment and $127,000 to cost of collection of premiums.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 285,347	$ 4,998	$ 36	$ 290,309
States, municipalities, and political subdivisions	--	--	--	--
Foreign government	120,649	4,200	2,385	122,464
Public utilities securities	270,390	14,526	4,008	280,908
Corporate securities	3,244,826	182,420	34,973	3,392,273
Mortgage-backed securities	1,668,901	90,300	46,006	1,713,195
Other structured securities	320,274	9,786	28,080	301,980
Commercial mortgage-backed securities	217,028	18,254	76	235,206
Total fixed maturities	6,127,415	324,484	115,564	6,336,335
Preferred stocks	1,088	--	--	1,088
Total equity securities	1,088	--	--	1,088
Total	$6,128,503	$324,484	$115,564	$6,337,423
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 38,620	$ 244	$ 82	$ 38,782
Public utilities securities	136,285	3,665	4,478	135,472
Corporate securities	2,785,911	97,406	68,734	2,814,583
Mortgage-backed securities	1,700,989	163,964	118,566	1,746,387
Other structured securities	463,485	12,125	27,898	447,712
Commercial mortgage-backed securities	161,939	6,507	1,499	166,947
Total fixed maturities	5,287,229	283,911	221,257	5,349,883
Preferred stocks	134	--	--	134
Common stocks	22	--	--	22
Total equity securities	156	--	--	156
Total	$5,287,385	$283,911	$221,257	$5,350,039

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ 44,173**	**$ 45,096**
Due after 1 year through 5 years	**1,118,169**	**1,177,925**
Due after 5 years through 10 years	**1,886,593**	**1,962,788**
Due after 10 years	**872,277**	**900,145**
Total Maturity	**3,921,212**	**4,085,954**
Mortgage-backed securities	**1,668,901**	**1,713,195**
Other structured securities	**320,274**	**301,980**
Commercial mortgage-backed securities	**217,028**	**235,206**
Total	**$6,127,415**	**$6,336,335**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $3,285,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$6,127,415**	$5,287,229
Less nonadmitted bonds	**10,920**	1,273
Carrying value	**$6,116,495**	$5,285,956

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $4,334,623,000 and $1,852,588,000 in 2002 and 2001, respectively. Gross gains of $109,772,000 and $49,178,000 and gross losses of $97,962,000 and $34,222,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Income:		
Bonds	**$459,813**	$415,872
Mortgage loans	**128,230**	137,032
Policy loans	**1,091**	1,199
Company-occupied property	**376**	204
Other	**(26,548)**	(4,625)
Total investment income	**562,962**	549,682
Investment expenses	**26,756**	29,068
Net investment income	**$536,206**	$520,614

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$87,963**	$55,776

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $173,189,000 and $177,558,000 at December 31, 2002 and 2001, respectively. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $173,245,000 at December 31, 2002. The securities have a weighted average coupon of 5.99% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. The amount due on these agreements included in borrowed money is $11,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $12,687,000. The securities have a weighted average coupon of 6.5% and have a maturity of August 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.66% and 2.99%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 66.7% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due, as of December 31, 2002 is $0.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001:

	Notional Amount	Carrying Value	Fair Value
December 31, 2002	*(In Thousands)*		
Interest rate contracts:			
Swaps	**$1,146,498**	**$ --**	**$(138,473)**
Caps and floors	**548,465**	**3,393**	**1,296**
Total derivatives	**$1,694,963**	**$3,393**	**$(137,177)**

	Notional Amount	Carrying Value	Fair Value
December 31, 2001	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 921,000	$ 936	$(56,090)
Caps and floors	298,465	547	2,302
Total derivatives	$1,219,465	$1,483	$(53,788)

6. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $435,061,000 and $520,834,000 and with an aggregate market value of $413,437,000 and $477,494,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.1% of the Company's investments in bonds and 5.6% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $204,268,000 and $357,815,000 with an aggregate NAIC market value of $208,297,000 and $356,506,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 3.3% of the Company's investment in bonds and 2.6% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (11.6%) and Pennsylvania (9.9%). The remaining commercial mortgages relate to properties located in 37 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $23,935,000.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$4,447,295	56%
At book value less surrender charge	1,635,038	21
Subtotal	6,082,333	77
Subject to discretionary withdrawal (without adjustment)		
at book value with minimal or no charge or adjustment	1,194,281	15
Not subject to discretionary withdrawal	641,496	8
Total annuity reserves and deposit fund liabilities before reinsurance	7,918,110	100%
Less reinsurance ceded	895,734	
Net annuity reserves and deposit fund liabilities	$7,022,376	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$3,927,063	55%
At book value less surrender charge	1,568,029	22
Subtotal	5,495,092	77
Subject to discretionary withdrawal (without adjustment)		
at book value with minimal or no charge or adjustment	1,030,501	15
Not subject to discretionary withdrawal	588,714	8
Total annuity reserves and deposit fund liabilities before reinsurance	7,114,307	100%
Less reinsurance ceded	744,333	
Net annuity reserves and deposit fund liabilities	$6,369,974	

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

8. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $500,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $136,400,000 and $147,163,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$260,544**	$234,110
Benefits paid or provided	**9,447**	6,950
Policy and contract liabilities at year end	**$896,762**	$775,452

9. Federal Income Taxes

The Company joins in filing a consolidated federal income tax return with its parent, Equitable, and other affiliates. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse Equitable for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	**2001**
	(In Thousands)	
Current income taxes incurred consist of the following major components:		
Federal taxes on operations	**$41,015**	$49,747
Federal taxes on capital gains	**(6,049)**	7,981
Total current taxes incurred	**$34,966**	$57,728

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

9. Federal Income Taxes (continued)

The components of the net deferred tax asset/(liability) at December 31 are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Total gross deferred tax assets	$70,328	$ 63,290
Total deferred tax liabilities	(231)	(481)
Net deferred tax asset	70,097	62,809
Deferred tax asset non-admitted	(54,496)	(55,833)
Net admitted deferred tax asset	15,601	6,976
Decrease (increase) in non-admitted asset	$ 1,337	$(25,312)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Investments	$32,290	$ 17,875
Deferred acquisition costs	23,431	26,735
Guaranty assessments	4,339	5,596
Insurance reserves	8,423	8,957
Unrealized loss on investments	499	3,309
Other	1,346	818
Total deferred tax assets	70,328	63,290
Deferred tax assets non-admitted	(54,496)	(55,833)
Admitted deferred tax assets	15,832	7,457
Deferred tax liabilities resulting from book/tax differences in:		
Due and deferred premiums	231	481
Total deferred tax liabilities	231	481
Net admitted deferred tax asset	$15,601	$ 6,976

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

9. Federal Income Taxes (continued)

The change in net deferred income taxes in comprised of the following:

| | December 31 | | |
	2002	2001	Change
	(In Thousands)		
Total deferred tax assets	**$70,328**	$63,290	$7,038
Total deferred tax liabilities	**231**	481	(250)
Net deferred tax asset	**$70,097**	$62,809	7,288
Tax effect of items in surplus:			
Unrealized gains (losses)			2,278
Change in net deferred income tax			$9,566

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	**$108,357**
Capital losses	**(48,154)**
Total pre-tax book income	**$ 60,203**
Provision computed at statutory rate	**$ 21,071**
Audit settlement not provided for	**5,185**
Interest maintenance reserve	**2,606**
Nondeductible general expenses	**22**
Refinement of deferred tax balances	**(3,488)**
Other	**4**
Total	**$ 25,400**
Federal income taxes incurred	**$ 34,966**
Change in net deferred income taxes	**(9,566)**
Total statutory income taxes	**$ 25,400**

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $0 and $6,791,473 from 2002 and 2001, respectively.

The Company has a recoverable of $6,561,673 at December 31, 2002 and had a payable of $17,114,498 at December 31, 2001 for federal income taxes under the intercompany tax sharing agreement.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

10. Capital and Surplus

Under Oklahoma insurance regulations, the Company is required to maintain a minimum total capital and surplus of $750,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Oklahoma Insurance Department is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

11. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$6,116,495	$6,336,335	$5,285,956	$5,349,883
Preferred stocks	1,088	1,088	134	134
Unaffiliated common stocks	--	--	22	22
Mortgage loans	1,483,855	1,632,720	1,659,518	1,738,458
Policy loans	32,454	32,454	32,732	32,732
Derivative securities	3,393	(137,177)	1,483	(53,788)
Short-term investments	5,650	5,650	84,678	84,678
Cash	3,466	3,466	18,170	18,170
Indebtedness from related parties	25	25	3,945	3,945
Receivable for securities	2,873	2,873	4,268	4,268
Liabilities:				
Individual and group annuities	6,775,875	6,621,753	6,339,976	6,218,709
Deposit type contract	246,501	258,945	232,745	247,377
Indebtedness to related parties	22,147	22,147	6,548	6,548
Payable for securities	--	--	101,206	101,206

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

11. Fair Values of Financial Instruments (continued)

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2002 and 2001 is $6,154,770,000 and $5,317,444,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

12. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company has committed to provide additional capital contributions of $42,012,000 in partnership investments at December 31, 2002.

13. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $20,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $31,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

14. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $19,698,000 and $17,852,000 for the year ended December 31, 2002 and 2001, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received under these agreements were $31,437,000 and $19,154,000 for the year ended December 31, 2002 and 2001, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

15. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $12,397,000 and 15,988,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $2,451,000 and $5,447,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

16. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, USG Annuity & Life Company meets the RBC requirements.

USG Annuity & Life Company

Financial Statements – Statutory Basis

Period Ended September 30, 2003

Contents

Unaudited Financial Statements – Statutory Basis

USG Annuity & Life Company
Balance Sheet - Statutory Basis (Unaudited)

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 6,118,513
Preferred stocks	1,273
Mortgage loans	1,494,360
Real estate	3,743
Policy loans	31,921
Other invested assets	102,237
Cash and short-term investments	38,475
Total cash and invested assets	7,790,522
Deferred and uncollected premiums	360
Accrued investment income	77,796
Reinsurance balances recoverable	597
Indebtedness from related parties	384
Federal income tax recoverable	39,903
Other assets	1,576
Total admitted assets	$ 7,911,138
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	$ 6,863,230
Deposit type contracts	230,684
Policyholders' funds	43
Unpaid claims	957
Total policy and contract liabilities	7,094,914
Accounts payable and accrued expenses	41,931
Indebtedness to related parties	21,035
Interest maintenance reserve	33,230
Contingency reserve	75
Asset valuation reserve	53,269
Borrowed money	230,447
Payable for securities	83,330
Total liabilities	7,558,231
Capital and surplus:	
Common stock	2,500
Additional paid-in capital	316,963
Unassigned surplus	33,444
Total capital and surplus	352,907
Total liabilities and capital and surplus	$ 7,911,138

USG Annuity & Life Company
Statements of Operations - Statutory Basis (Unaudited)

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 279,075	$ 1,151,696
Policy proceeds and dividends left on deposit	5,877	6,694
Net investment income	346,810	411,994
Amortization of interest maintenance reserve	(3,298)	(6,073)
Commissions, expense allowances and reserve adjustments on		
reinsurance ceded	16,395	10,725
Other income	203	9,108
Total premiums and other revenues	645,062	1,584,144
Benefits paid or provided:		
Death benefits	3,933	110,810
Annuity benefits	191,961	194,775
Surrender benefits	389,140	435,457
Interest on policy or contract funds	4,541	5,111
Other benefits	3	8
Life contract withdrawals	5,200	4,698
Change in life, annuity, and accident and health reserves	3,316	653,995
Total benefits paid or provided	598,094	1,404,854
Insurance expenses:		
Commissions	50,487	71,220
General expenses	24,408	23,635
Insurance taxes, licenses and fees, excluding federal income taxes	1,782	767
Other	(36)	933
Total insurance expenses	76,641	96,555
Gain (loss) from operations before federal income		
taxes and net realized capital losses	(29,673)	82,735
Federal income taxes	(21,514)	35,765
Gain from operations before net realized capital losses	(8,159)	46,970
Net realized capital gains or (losses), net of income taxes 2003 - $14,234;		
2002 - $0 and excluding net transfers to the interest maintenance		
reserve 2003 - $(9,764); 2002 - $0	(29,176)	(29,856)
Net income (loss)	$ (37,335)	$ 17,114

USG Annuity & Life Company
Statements of Changes in Capital and Surplus - Statutory Basis (Unaudited)

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,500	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	316,963	286,963
Unassigned surplus:		
Balance at beginning of year	66,723	19,994
Net income	(37,335)	17,114
Change in net unrealized capital gains or losses	3,085	(8,420)
Change in nonadmitted assets	3,844	(7,012)
Change in asset valuation reserve	(2,635)	13,348
Change in net deferred income tax	(238)	8,456
Other adjustments	-	344
Balance at end of year	33,444	43,824
Total capital and surplus	$ 352,907	$ 333,287

United Life & Annuity Insurance Company
Statements of Cash Flows - Statutory Basis (Unaudited)

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 279,055	$ 1,158,497
Net investment income received	453,000	470,113
Commission and expense allowances received on reinsurance ceded	(76,234)	10,725
Benefits paid	(597,706)	(766,933)
Insurance expenses paid	-	(87,379)
Federal income taxes (paid) received	(7,368)	(41,719)
Net other (expenses) revenues	23,350	7,774
Net cash provided by operations	74,097	751,078
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	6,410,635	6,569,984
Stocks	-	357
Mortgage loans	239,479	180,517
Other invested assets	2,643	6,190
Miscellaneous proceeds	86,405	-
Net tax on capital gains	-	2,375
Net proceeds from sales, maturities, or repayments of investments	6,739,162	6,759,423
Cost of investments acquired:		
Bonds	6,509,956	7,668,436
Preferred stocks	185	142
Mortgage loans	249,957	23,347
Real estate	2,708	-
Other invested assets	5,599	11,911
Miscellaneous applications	56,243	-
Total cost of investments acquired	6,824,648	7,703,836
Net increase (decrease) in policy loans	(1,309)	441
Net cash used in investment activities	86,876	(944,854)
Financing and miscellaneous activities		
Cash provided (used):		
Borrowed money	45,998	147,060
Net deposits on deposit-type contract funds	(15,814)	(28,233)
Other sources	11,954	(11,699)
Net cash provided by financing and miscellaneous activities	42,138	107,128
Net change in cash and short-term investments	29,359	(86,648)
Cash and short-term investments:		
Beginning of year	9,116	102,848
End of year	$ 38,475	$ 16,200

ING USA ANNUITY AND LIFE INSURANCE COMPANY

Unaudited Pro Forma Financial Statements in Accordance with Accounting Principles Generally Accepted in the United States of America

Index

The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of ING USA, ELIC, USG, and ULA, and has been prepared to illustrate the effects of the merger of ELIC, USG, and ULA, with and into the Company

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2003

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments		Pro Forma Consolidated
Assets							
Investments:							
Fixed maturities, available for sale, at fair value	$ 5,458.8	$ 3,800.2	$ 6,337.5	$ 611.7	$ -		$ 16,208.2
Equity securities, at fair value:							
Common stock	-	20.5	-	-	-		20.5
Preferred stock	-	0.4	1.3	-	-		1.7
Investment in mutual funds	9.3	120.0	-	-	-		129.3
Investment in subsidiaries	-	1,878.8	-	-	(1,878.8)	(1)	-
Mortgage loans on real estate	770.3	954.3	1,501.3	38.0	-		3,263.9
Real estate	-	3.0	3.7	-	-		6.7
Policy loans	17.2	127.9	31.9	0.9	-		177.9
Short-term investments	-	127.2	22.0	-	-		149.2
Other investments	26.6	207.0	(77.3)	8.4	(135.0)	(2)	29.7
Total investments	6,282.2	7,239.3	7,820.4	659.0	(2,013.8)		19,987.1
Cash and cash equivalents	55.5	22.3	570.7	2.0	-		650.5
Accrued investment income	64.5	48.5	77.8	7.0	-		197.8
Reinsurance recoverable	14.3	6.4	0.7	-	-		21.4
Receivable for securities sold	21.7	37.5	58.1	14.9	-		132.2
Deferred policy acquisition costs	796.9	791.5	145.8	2.8	-		1,737.0
Value of business acquired	8.7	70.2	33.8	3.3	-		116.0
Other assets	16.2	9.4	1.4	(0.1)	-		26.9
Assets held in separate accounts	14,692.5	980.4	-	60.8	-		15,733.7
Total assets	$ 21,952.5	$ 9,205.5	$ 8,708.7	$ 749.7	$ (2,013.8)		$ 38,602.6
Liabilities and Shareholder's Equity							
Policy liabilities and accruals:							
Future policy benefits and claims reserves	$ 5,395.9	$ 5,449.0	$ 7,266.4	$ 577.5	$ -		$ 18,688.8
Notes to affiliates	170.0	-	-	-	(135.0)	(2)	35.0
Due to affiliates	9.1	22.2	20.7	1.3	-		53.3
Payables for securities purchased	42.4	66.6	83.3	14.8	-		207.1
Borrowed money	111.0	207.8	784.6	-	-		1,103.4
Current income taxes	22.2	(19.3)	(22.4)	(1.7)	-		(21.2)
Deferred income taxes	129.3	(75.2)	(47.8)	(8.9)	-		(2.6)
Other liabilities	36.4	99.4	88.8	1.7	-		226.3
Liabilities related to separate accounts	14,692.5	980.4	-	60.7	-		15,733.6
Total liabilities	20,608.8	6,730.9	8,173.6	645.4	(135.0)		36,023.7
Shareholder's equity							
Common stock	2.5	5.0	2.5	8.4	(15.9)	(1) (3)	2.5
Additional paid-in capital	1,358.4	3,600.3	1,468.2	188.7	(2,815.7)	(1) (3)	3,799.9
Accumulated other comprehensive income	77.0	289.7	130.6	13.6	(207.6)	(1)	303.3
Retained deficit	(94.2)	(1,420.4)	(1,066.2)	(106.4)	1,160.4	(1)	(1,526.8)
Total shareholder's equity	1,343.7	2,474.6	535.1	104.3	(1,878.8)		2,578.9
Total liabilities and shareholder's equity	$ 21,952.5	$ 9,205.5	$ 8,708.7	$ 749.7	$ (2,013.8)		$ 38,602.6

Unaudited Pro Forma Condensed Consolidated Statement of Income for the 9 Months Ended September 30, 2003

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 20.6	$ 0.7	$ -	$ -	$ 21.3
Fee income	221.2	35.6	11.2	1.8	-	269.8
Net investment income	167.8	221.1	345.9	27.3	(7.6) [(2)]	754.5
Net realized capital gains (losses)	87.8	(1.5)	(0.6)	8.9	-	94.6
Other income (loss)	(0.1)	6.3	1.0	-	-	7.2
Total revenue	476.7	282.1	358.2	38.0	(7.6)	1,147.4
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	271.7	226.0	276.3	20.0	-	794.0
Underwriting, acquisition, and insurance expenses:						
General expenses	81.7	45.0	26.2	2.4	-	155.3
Commissions	175.2	26.6	34.1	0.4	-	236.3
Policy acquisition costs deferred	(150.3)	(151.3)	(43.3)	(0.3)	-	(345.2)
Amortization of deferred policy acquisition costs and value of business acquired	129.9	56.1	44.5	5.7	-	236.2
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(88.8)	89.3	-	-	-	0.5
Interest expense	10.3	5.0	4.6	-	(7.6) [(2)]	12.3
Total benefits, losses and expenses	429.7	296.7	342.4	28.2	(7.6)	1,089.4
Income (loss) before income taxes	47.0	(14.6)	15.8	9.8	-	58.0
Income tax expense (benefit)	7.3	(5.6)	5.5	3.4	-	10.6
Equity in subsidiaries	-	50.0	-	-	(50.0) [(4)]	-
Net income (loss)	$ 39.7	$ 41.0	$ 10.3	$ 6.4	$ (50.0)	$ 47.4

Unaudited Pro Forma Condensed Consolidated Statement of Income for the 9 Months Ended September 30, 2002

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 23.4	$ 0.9	$ -	$ -	$ 24.3
Fee income	167.3	42.0	16.1	3.0	-	228.4
Net investment income	132.3	162.9	293.8	33.3	(9.6) (2)	612.7
Net realized capital gains (losses)	0.4	(34.3)	(55.2)	(6.9)	-	(96.0)
Other income (loss)	-	6.3	2.0	-	-	8.3
Total revenue	300.0	200.3	257.6	29.4	(9.6)	777.7
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	212.1	178.3	274.2	20.3	-	684.9
Underwriting, acquisition, and insurance expenses:						
General expenses	106.1	36.2	24.4	1.2	-	167.9
Commissions	239.8	33.7	60.3	0.4	-	334.2
Policy acquisition costs deferred	(242.9)	(145.3)	(66.2)	-	-	(454.4)
Amortization of deferred policy acquisition costs and value of business acquired	129.2	72.5	36.3	3.4	-	241.4
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(77.6)	74.1	-	-	-	(3.5)
Interest expense	12.7	5.1	4.6	-	(9.6) (2)	12.8
Total benefits, losses and expenses	379.4	254.6	333.6	25.3	(9.6)	983.3
Income (loss) before income taxes	(79.4)	(54.3)	(76.0)	4.1	-	(205.6)
Income tax expense (benefit)	(25.7)	(19.5)	(26.6)	1.4		(70.4)
Equity in subsidiaries	-	(103.1)	-	-	103.1 (4)	-
Income (loss) before cumulative effect of change in accounting principle	$ (53.7)	$ (137.9)	$ (49.4)	$ 2.7	$ 103.1	$ (135.2)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2002

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 30.2	$ 1.1	$ -	$ -	$ 31.3
Fee income	204.0	54.0	20.0	3.7	-	281.7
Net investment income	197.7	249.7	416.6	44.1	(12.2) [(2)]	895.9
Net realized capital gains (losses)	4.2	(43.7)	(65.7)	2.1	-	(103.1)
Other income (loss)	3.5	10.3	2.4	0.1	-	16.3
Total revenue	409.4	300.5	374.4	50.0	(12.2)	1,122.1
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	276.5	246.0	370.5	26.8	-	919.8
Underwriting, acquisition, and insurance expenses:						
General expenses	139.7	46.5	33.0	1.0	-	220.2
Commissions	288.7	41.5	71.7	0.6	-	402.5
Policy acquisition costs deferred	(292.2)	(186.6)	(80.2)	-	-	(559.0)
Amortization of deferred policy acquisition costs and value of business acquired	127.8	126.0	44.5	3.8	-	302.1
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(104.9)	100.9	-	-	-	(4.0)
Interest expense	16.0	6.9	6.1	-	(12.2) [(2)]	16.8
Total benefits, losses and expenses	451.6	381.2	445.6	32.2	(12.2)	1,298.4
Income (loss) before income taxes	(42.2)	(80.7)	(71.2)	17.8	-	(176.3)
Income tax expense (benefit)	(12.5)	(29.0)	(24.9)	6.2	-	(60.2)
Equity in subsidiaries	-	(76.0)	-	-	76.0 [(4)]	-
Income (loss) before cumulative effect of change in accounting principle	$ (29.7)	$ (127.7)	$ (46.3)	$ 11.6	$ 76.0	$ (116.1)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2001

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments		Pro Forma Consolidated
Revenue:							
Premiums	$ -	$ 33.2	$ 1.1	$ -	$ -		$ 34.3
Fee income	188.9	56.7	23.9	4.8	-		274.3
Net investment income	94.4	234.7	481.0	54.1	(14.3)	(2)	849.9
Net realized capital gains (losses)	(6.5)	(32.7)	(55.5)	1.3	-		(93.4)
Other income (loss)	-	9.4	1.4	-	-		10.8
Total revenue	276.8	301.3	451.9	60.2	(14.3)		1,075.9
Benefits, losses and expenses:							
Benefits:							
Interest credited and other benefits to policyholders	209.0	179.2	356.1	38.9	-		783.2
Underwriting, acquisition, and insurance expenses:							
General expenses	119.9	94.7	23.3	3.3	-		241.2
Commissions	232.4	51.0	35.4	0.7	-		319.5
Policy acquisition costs deferred	(128.2)	(312.6)	(47.1)	(0.6)	-		(488.5)
Amortization of deferred policy acquisition costs and value of business acquired	49.6	55.6	65.3	4.4	-		174.9
Goodwill	4.2	13.0	19.1	1.1	-		37.4
Other:							
Expense and charges reimbursed under modified coinsurance agreements	(225.6)	224.6	-	-	-		(1.0)
Interest expense	19.4	7.3	10.8	0.3	(14.3)	(2)	23.5
Total benefits, losses and expenses	280.7	312.8	462.9	48.1	(14.3)		1,090.2
Income (loss) before income taxes	(3.9)	(11.5)	(11.0)	12.1	-		(14.3)
Income tax expense (benefit)	0.1	0.5	2.8	4.6	-		8.0
Equity in subsidiaries	-	(17.8)	-	-	17.8	(4)	-
Net income (loss)	$ (4.0)	$ (29.8)	$ (13.8)	$ 7.5	$ 17.8		$ (22.3)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2000

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 33.0	$ 2.3	$ -	$ -	$ 35.3
Fee income	167.9	68.7	42.5	7.6	-	286.7
Net investment income	64.1	198.6	506.1	60.8	(14.3) (2)	815.3
Net realized capital gains (losses)	(6.6)	(25.8)	(84.8)	(8.2)	-	(125.4)
Other income (loss)	-	10.0	1.4	-	-	11.4
Total revenue	225.4	284.5	467.5	60.2	(14.3)	1,023.3
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	199.9	183.7	352.6	44.1	-	780.3
Underwriting, acquisition, and insurance expenses:						
General expenses	89.5	86.4	10.8	2.5	-	189.2
Commissions	213.7	70.7	41.3	3.9	-	329.6
Policy acquisition costs deferred	(168.4)	(303.1)	(59.3)	(4.1)	-	(534.9)
Amortization of deferred policy acquisition costs and value of business acquired	60.0	31.8	18.8	2.9	-	113.5
Goodwill	4.2	13.0	19.1	1.1	-	37.4
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(225.8)	218.8	-	-	-	(7.0)
Interest expense	19.9	2.8	0.8	-	(14.3) (2)	9.2
Total benefits, losses and expenses	193.0	304.1	384.1	50.4	(14.3)	917.3
Income (loss) before income taxes	32.4	(19.6)	83.4	9.8	-	106.0
Income tax expense (benefit)	13.2	(2.2)	35.8	3.8	-	50.6
Equity in subsidiaries	-	66.8	-	-	(66.8) (4)	-
Net income (loss)	$ 19.2	$ 49.4	$ 47.6	$ 6.0	$ (66.8)	$ 55.4

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2003, and for the periods Ended December 31, 2002, 2001 and 2000, and September 30, 2003 and 2002

1. Pro Forma Consolidation

Statement of Financial Accounting Standards No. 141, *Business Combinations* ("FAS 141"), excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principles Board Opinion No. 16, *Business Combinations* ("APB 16"), provide a source of guidance for such transactions. In accordance with APB 16, financial information of the combined entity is presented as if the entities had been combined for the full year, and all comparative financial statements are restated and presented as if the entities had previously been combined, in a manner similar to a pooling-of-interests.

The unaudited pro forma condensed consolidated financial statements have been prepared in a manner similar to a pooling-of-interests, in accordance with the provisions of APB 16 in order to present the condensed financial position and results of operations of ING USA Annuity and Life Insurance Company ("ING USA"), Equitable Life Insurance Company of Iowa ("ELIC"), United Life & Annuity Insurance Company ("ULA"), and USG Annuity & Life Company ("USG"), as if the entities had previously been combined. The unaudited pro forma condensed consolidated balance sheet and income statements give effect to the consolidation transaction as if it had occurred on September 30, 2003 and January 1, 2000, respectively.

Following is a description of the pro forma adjustments that have been made to the financial statements. All pro forma adjustments are elimination entries related to intercompany transactions between the entities, as required by accounting principles generally accepted in the United States of America. There were no other pro forma adjustments.

(1) Prior to the merger, ING USA and USG were wholly owned subsidiaries of ELIC. The pro forma adjustment eliminates the ELIC investment in ING USA and USG subsidiaries.

(2) Prior to the merger, ING USA had an outstanding surplus note payable to ELIC. The pro forma adjustment eliminates the surplus note and related interest between ING USA and ELIC.

(3) All of the shares of capital stock of ELIC, USG, and ULA, will be canceled and retired, and ceased to exist, as of the merger with ING USA.

(4) Prior to the merger, ING USA and USG were wholly owned subsidiaries of ELIC. The pro forma adjustment eliminates the ELIC equity in ING USA and USG income

2. Accounting for Goodwill and Intangible Assets

The cumulative effect of change in accounting principle for the unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2002, and the year ended December 31, 2002, reflects the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, ("FAS 142"). During 2002, ING USA and the Merger Companies adopted FAS 142.

The adoption of this standard resulted in an impairment loss of $1,298.5 million in 2002. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization, and is recorded as a change in accounting principle for the nine months ended September 30, 2002 and the year ended December 31, 2002.

Effective January 1, 2002, ING USA and the Merger Companies applied the non-amortization provision (net of tax) of the new standard, which resulted in an increase in net income of $37.0 million for the twelve months ended December 31, 2002. Had ING USA and the Merger Companies been accounting for goodwill under FAS 142 for all periods presented, the Company's net income (loss) would have been as follows:

(Millions)	Year ended December 31, 2001	Year ended December 31, 2000
Pro forma consolidated net income (loss)	$ (22.3)	$ 55.4
Add back goodwill amortization, net of tax	37.0	37.0
Adjusted pro forma consolidated net income	$ 14.7	$ 92.4

3. Statutory Merger

On January 1, 2003, Ameribest Life Insurance Company ("AMB"), an affiliated life insurance company domiciled in Georgia, was merged with ELIC.

As FAS 141 excludes transfers of net assets or exchanges of shares between entities under common control, the merger was based on certain provisions under APB 16, which provide a source of guidance for such transactions.

The unaudited pro forma condensed consolidated financial statements have been prepared in a manner similar to a pooling-of-interests, in accordance with the provisions of APB 16, in order to present the condensed results of operations of ELIC and AMB as if the entities had previously been combined. The pro forma condensed consolidated income statements give effect to the consolidation transaction as if it had occurred on January 1, 2000.

The September 30, 2002, balances within the September 30, 2003, statutory financial statements have been restated as a result of this merger.

PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
    (a)   Financial Statements:
        (1)   Part A
            Performance Information and Condensed Financial Information
            Revised Performance Information and Revised Condensed Financial Information
        (2)   Included in Part B:
            Financial Statements of United Life & Annuity Separate Account One (effective January 1, 2004, known as Separate Account U of ING USA Life Insurance Company):

- Report of Independent Auditors
- Statement of Assets and Liabilities as of December 31, 2002
- Statement of Operations for the year ended December 31, 2002
- Statements of Changes in Net Assets for the years ended December 31, 2002 and 2001
- Notes to Financial Statements
- Unaudited Statement of Assets and Liabilities as of September 30, 2003
- Unaudited Statement of Operations for the nine-month period ended September 30, 2003
- Unaudited Statements of Changes in Net Assets for the nine-month periods ended September 30, 2003 and 2002
- Notes to Unaudited Financial Statements

Financial Statements - Golden American Life Insurance Company (effective January 1, 2004, known as ING USA Annuity and Life Insurance Company):

- Report of Independent Auditors
- Consolidated Income Statements for the years ended December 31, 2002, 2001 and 2000
- Consolidated Balance Sheets as of December 31, 2002 and 2001
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2002, 2001 and 2000
- Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
- Notes to Consolidated Financial Statements

- Unaudited Condensed Consolidated Statement of Income for the nine-month period ended September 30, 2003
- Unaudited Condensed Consolidated Balance Sheet as of September 30, 2003
- Unaudited Condensed Consolidated Statement of Changes in Shareholder's Equity for the nine-month period ended September 30, 2003
- Unaudited Condensed Consolidated Statement of Cash Flows for the nine-month period ended September 30, 2003
- Notes to Unaudited Condensed Consolidated Financial Statements

Statutory Basis Financial Statements - Ameribest Life Insurance Company

- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002, and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002, and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002, and 2001
- Notes to Financial Statements - Statutory Basis

Statutory Basis Financial Statements - Equitable Life Insurance Company of Iowa
- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002, and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002, and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002, and 2001
- Notes to Financial Statements - Statutory Basis

- Unaudited Balance Sheet - Statutory Basis as of September 30, 2003
- Unaudited Statements of Operations - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statements of Changes in Capital and Surplus - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statements of Cash Flows - Statutory Basis for the nine-month period ended September 30, 2003

Statutory Basis Financial Statements - United Life & Annuity Insurance Company
- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002, and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002, and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002, and 2001
- Notes to Financial Statements - Statutory Basis

- Unaudited Balance Sheet - Statutory Basis as of September 30, 2003
- Unaudited Statements of Operations - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statements of Changes in Capital and Surplus - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statements of Cash Flows - Statutory Basis for the nine-month period ended September 30, 2003

Statutory Basis Financial Statements - USG Annuity & Life Company
- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002 and 2001
- Notes to Financial Statements - Statutory Basis

- Unaudited Balance Sheet - Statutory Basis as of September 30, 2003
- Unaudited Statements of Operations - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statements of Changes in Capital and Surplus - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statements of Cash Flows - Statutory Basis for the nine-month period ended September 30, 2003

Pro-Forma Financial Statements - ING USA (reflecting merger of United Life & Annuity Insurance Company, Equitable Life Insurance Company of Iowa and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA)):

- Unaudited Consolidated Balance Sheets - as of September 30, 2003
- Unaudited Consolidated Statements of Income for the nine-month period ended September 30, 2003
- Unaudited Consolidated Statements of Changes in Shareholder's Equity for the nine-month period ended September 30, 2003
- Unaudited Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2003
- Notes to Unaudited Consolidated Financial Statements

(b) Exhibits

(1) Resolution of the Board of Directors of United Life & Annuity Insurance Company authorizing the establishment of the Separate Account. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-4, File No. 33-95778, as filed on April 30, 1997.)

(2) Not Applicable

(3) (a) Distribution Agreement between the Depositor and Directed Services, Inc. (Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B of Golden American filed with the Securities and Exchange Commission on June 22, 2001 (Nos. 333-63692; 811-05626))

(b) Form of Amendment to and Restatement of Distribution Agreement by and between Golden American Life Insurance Company and Directed Services, Inc.

(c) Form of Broker Dealer Agreement

(4) (a) Individual Fixed and Variable Deferred Annuity Contract. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-4, File No. 33-95778, as filed on April 30, 1997.)

(b) Allocated Fixed and Variable Group Annuity Contract. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-4, File No. 33-95778, as filed on April 30, 1997.)

(c) Allocated Fixed and Variable Group Annuity Certificate. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-4, File No. 33-95778, as filed on April 30, 1997.)

(d) Death Benefit Endorsement. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-4, File No. 33-95778, as filed on April 30, 1997.)

(e) Form of ING USA Annuity and Life Insurance Company, Company Address and Name Change Endorsement (merger)

(5) (a) Application Form. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-4, File No. 33-95778, as filed on April 30, 1997.)

(6) (a) Certificate of Amendment of the Restated Articles of Incorporation of Golden American Life Insurance Company, dated 03/01/95 (Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B of Golden American filed with the Securities and Exchange Commission on June 22, 2001 (Nos. 333-63692; 811-05626))

(b) By-laws of Golden American Life Insurance Company, dated 01/07/94 (Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B of Golden American filed with the Securities and Exchange Commission on June 22, 2001 (Nos. 333-63692; 811-05626))

(7) Not Applicable

(8) (a) Form of Fund Participation Agreements. (Incorporated by reference to Post-Effective Amendment No. 4 on form N-4, File No. 33-95778, as filed on May 1, 1998.)

(9) Opinion and Consent of Counsel.

(10) Consent of Ernst & Young LLP, Independent Auditors.

(11) Not Applicable

   (12) Not Applicable

   (13) Schedules for Computation of Performance Quotations. (Incorporated by reference to Post-Effective Amendment No. 5 on Form N-4, File No. 33-95778, as filed on April 30, 1999.)

   (14) Not Applicable

   (15) Powers of Attorney.

Item 25. Directors and Principal Officers of the Depositor

The following are the Executive Officers and Directors of the ING USA Annuity and Life Insurance Company (the "Company" or "Depositor") who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts.

Name and Principal Business Address	Positions and Offices with Depositor
Keith Gubbay, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and President
David Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
Shaun P. Mathews, 151 Farmington Ave, Hartford, CT 06156	Senior Vice President
James R. McInnis, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
David L. Jacobson, 1475 Dunwoody Drive, West Chester, PA 19380	Vice President, Chief Compliance Officer and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 26. <u>Persons Controlled by or Under Common Control with the Depositor or Registrant</u>

The following persons control or are under common control with the Depositor: DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep, N.V. ("ING"). The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

Subsidiaries of ING Groep N.V. incorporated herein by reference to Item 26 in Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 10, 2003 for Variable Annuity Account C of ING Life Insurance and Annuity Company.

Item 27.   Number of Contract Owners
As of December 12, 2003, there were 1,758 owners of contracts holding interests in the Company's Separate Account.

Item 28.   Indemnification
The Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

The Company may also, to the extent permitted by law, indemnify any other person who is or was serving the Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

The Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriter
(a)   At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, serves as principal underwriter for all contracts issued by the Company. DSI is also the principal underwriter for the Company's Separate Account A and Separate Account B, ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of the Company and the ING Investors Trust (formerly known as The GCG Trust).

(b) Directed Services, Inc. ("DSI") is the principal underwriter for the Contracts. The following persons are the officers and directors of DSI. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

The following are the directors and officers of the Principal Underwriter: Unless otherwise noted, the principal business address of each director and officer is 1475 Dunwoody Drive, West Chester, PA 19380.

Name and Principal Business Address	Positions and Offices with Principal Underwriter
James R. McInnis	Director and President
Alan G. Hoden	Director
Stephen J. Preston	Director
David S. Pendergrass ING Insurance Operations 5780 Powers Ferry Road Atlanta, GA 30327-4390	Vice President and Treasurer
David L. Jacobson	Senior Vice President
Kimberly J. Smith	Secretary

(c)

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	2002 Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Directed Services, Inc.	$287,208,066	$0	$0	$0

Item 30. Location of Accounts and Records

The Company under agreement with ING Americas, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder at 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and 5780 Powers Ferry Road, N.W., Atlanta, GA 30327.

Item 31. Management Services

Not Applicable

Item 32. Undertakings

Registrant hereby undertakes:

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

<u>Representations</u>

(a)   The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

    1.   Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

    2.   Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

    3.   Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

    4.   Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

(b)   The Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Separate Account U of ING USA Annuity and Life Insurance Company, has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford and in the State of Connecticut on the 2nd day of January, 2004.


SEPARATE ACCOUNT U
(Registrant)

By: **ING USA ANNUITY AND LIFE INSURANCE COMPANY**
(Depositor)

By: /s/ Keith Gubbay*
Keith Gubbay*
President
(principal executive officer)


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints J. Neil McMurdie, Michael A. Pignatella and Kimberly J. Smith and each of them individually, such person's true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	Title	Date
/s/ Keith Gubbay* Keith Gubbay	Director and President (principal executive officer)	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director	January 2, 2004
/s/ Mark A. Tullis* Mark A. Tullis	Director	
/s/ David A. Wheat* David A. Wheat	Director, Senior Vice President and Chief Financial Officer (principal accounting and principal financial officer)	

By: /s/ J. Neil McMurdie*
J. Neil McMurdie
*Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit	
99-(b)(3)(b)	Form of Amendment to and Restatement of Distribution Agreement by and between Golden American Life Insurance Company and Directed Services, Inc.	_____
99-(b)(3)(c)	Form of Broker Dealers Agreement	_____
99-(b)(4)(e)	Form of ING USA Annuity and Life Insurance Company, Company Address and Name Change Endorsement (merger)	_____
99-(b)(9)	Opinion and Consent of Counsel	_____
99-(b)(10)	Consent of Ernst & Young LLP - Independent Auditors	_____
99-(b)(15)	Powers of Attorney	_____